Exhibit 99.2

NOTICES OF SPECIAL MEETINGS

OF

SHAREHOLDERS OF RICHMONT MINES INC.

AND

SHAREHOLDERS OF ALAMOS GOLD INC.

to be held on November 16, 2017

and

JOINT MANAGEMENT INFORMATION CIRCULAR

in connection with a proposed

ARRANGEMENT

involving

RICHMONT MINES INC.

and

ALAMOS GOLD INC.

October 18, 2017

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. They require shareholders of each of Richmont Mines Inc. and Alamos Gold Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you have any questions or require more information with regard to the procedures for voting or (in the case of Richmont Shareholders) completing your transmittal documentation, please contact our joint proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in Canada (+1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

October 18, 2017

Dear Richmont Shareholders:

On behalf of the board of directors and management of Richmont Mines Inc. (“Richmont”), we would like to invite you to attend a special meeting (the “Richmont Meeting”) of holders (“Richmont Shareholders”) of common shares of Richmont (“Richmont Shares”) to be held at 10:00 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6.

The Arrangement

At the Richmont Meeting, Richmont Shareholders will, among other things, be asked to consider and, if deemed advisable, to pass a special resolution (the “Richmont Arrangement Resolution”) approving a statutory arrangement (the “Arrangement”) under the provisions of Chapter XVI – Division II of the Business Corporations Act (Québec) pursuant to an arrangement agreement dated as of September 11, 2017 (the “Arrangement Agreement”) between Richmont and Alamos Gold Inc. (“Alamos”). The Arrangement provides for the exchange of Richmont Shares for Class A common shares of Alamos (“Alamos Shares”) based on an exchange ratio of 1.385 Alamos Shares for each Richmont Share (the “Exchange Ratio”). The Exchange Ratio implies consideration of C$14.20 for each Richmont Share, based on the closing price of the Alamos Shares on the Toronto Stock Exchange (the “TSX”) on September 8, 2017. This consideration represents a 22% premium to the closing price of the Richmont Shares on the TSX as at September 8, 2017 and a 32% premium based on the 20-day volume-weighted average prices of the Richmont Shares and the Alamos Shares on the TSX, calculated as of such date. Each option to acquire Richmont Shares (each, a “Richmont Option”) not exercised prior to the effective time of the Arrangement will be exchanged for options (each, an “Alamos Replacement Option”) to acquire that number of Alamos Shares equal to the number of Richmont Shares subject to such Richmont Options, multiplied by the Exchange Ratio. The Alamos Replacement Options shall expire one year from the date of issuance. Each outstanding restricted share unit (“Retained Employee RSU”) held by an employee of Richmont or a subsidiary of Richmont that is being offered employment by Alamos or is continuing in their employment with Richmont or a subsidiary of Richmont shall be exchanged for an award granted by Alamos having the value of such Retained Employee RSU immediately prior to the effective time of the Arrangement.

Under the Arrangement, each Richmont Shareholder, other than a Richmont Shareholder which has validly exercised its dissent rights, will receive, upon compliance with the terms and conditions set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix E to the accompanying joint management information circular of Richmont and Alamos (the “Circular”), 1.385 Alamos Shares in consideration for each such Richmont Shareholder’s Richmont Shares.

Board Recommendation

THE RICHMONT BOARD OF DIRECTORS, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT RICHMONT SHAREHOLDERS VOTE IN FAVOUR OF THE RICHMONT ARRANGEMENT RESOLUTION.

Voting Agreements

Each of the directors and officers of Richmont has entered into a voting and support agreement with Alamos pursuant to which they have agreed, among other things, to support the Arrangement and vote all Richmont Shares beneficially owned by them in favour of the Richmont Arrangement Resolution.

-i-

Shareholder Vote

In order to become effective, the Richmont Arrangement Resolution will require: (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the votes cast by certain persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement is also subject to the approval of the holders of Alamos Shares (“Alamos Shareholders”) at a special meeting of Alamos Shareholders to be held on the day of the Richmont Meeting, the approval of the Superior Court of Québec and the satisfaction of certain closing conditions which are customary in transactions of this nature, all as more fully described in the accompanying Circular.

Assuming that all of the conditions to the Arrangement are satisfied or waived, Richmont expects the Arrangement to become effective on or about November 23, 2017.

As a Richmont Shareholder, you are requested to complete and return the enclosed form of proxy to ensure that your Richmont Shares will be represented at the Richmont Meeting, whether or not you are personally able to attend. If you have any questions or require assistance with voting your Richmont Shares, please contact our joint proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in Canada (+1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

The accompanying Circular contains a detailed description of the Arrangement and the Richmont Meeting, as well as detailed information regarding Richmont and Alamos, and certain pro forma information regarding Alamos after giving effect to the Arrangement. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Vote Your Shares Today FOR the Richmont Arrangement Resolution

Your participation in the affairs of Richmont is important to us. Please take this opportunity to exercise your vote, either in person at the Richmont Meeting or by completing and returning your proxy form.

We look forward to seeing you at the Richmont Meeting.

Sincerely,

(Signed) “Renaud Adams”
President & Chief Executive Officer

Vote using the following methods prior to the Meeting.	Internet	Telephone or Fax	Mail

Registered Shareholders
Shares held in own name and	www.investorvote.com	Telephone: 1-866-732-8683	Return the form of proxy in the
represented by a physical		Fax: 1-866-249-7775	enclosed postage paid envelope.
certificate.

Non Registered Shareholders	www.proxyvote.com	Call or fax to the number(s)	Return the voting instruction form in
Shares held with a broker, bank		listed on your voting	the enclosed postage paid envelope.
or other intermediary.		instruction form.

-ii-

October 18, 2017

Dear Alamos Shareholder:

On behalf of the board of directors and management of Alamos Gold Inc. (“Alamos”), we would like to invite you to attend a special meeting (the “Alamos Meeting”) of holders (“Alamos Shareholders”) of Class A common shares of Alamos (“Alamos Shares”) to be held at 10:30 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6.

The Arrangement

On September 11, 2017, we announced that Alamos and Richmont Mines Inc. (“Richmont”) had entered into an arrangement agreement dated as of September 11, 2017 (the “Arrangement Agreement”) which contemplates the acquisition by Alamos of all of the common shares of Richmont (“Richmont Shares”). The transaction will take place pursuant to a statutory arrangement (the “Arrangement”) under the provisions of Chapter XVI - Division II of the Business Corporations Act (Québec). The Arrangement provides for the exchange of Richmont Shares for Alamos Shares based on an exchange ratio of 1.385 Alamos Shares for each Richmont Share (the “Exchange Ratio”). Each option to acquire Richmont Shares (each, a “Richmont Option”) not exercised prior to the effective time of the Arrangement will be exchanged for options (each, an “Alamos Replacement Option”) to acquire that number of Alamos Shares equal to the number of Richmont Shares subject to such Richmont Options multiplied by the Exchange Ratio. The Alamos Replacement Options shall expire one year from the date of issuance. Each outstanding restricted share unit (“Retained Employee RSU”) held by an employee of Richmont or a subsidiary of Richmont that is being offered employment by Alamos or is continuing in their employment with Richmont or a subsidiary of Richmont shall be exchanged for an award granted by Alamos having the value of such Retained Employee RSU immediately prior to the effective time of the Arrangement.

As a result of the Arrangement, Alamos will add the low-cost, long-life, cash flow-generating Island Gold Mine located in northern Ontario to its asset portfolio. Upon completion of the Arrangement, existing Alamos Shareholders will continue to collectively own approximately 77% of the Alamos Shares, and former holders of Richmont Shares will collectively own approximately 23% of the Alamos Shares.

At the Alamos Meeting, Alamos Shareholders will, among other things, be asked to consider and, if deemed advisable, to pass an ordinary resolution (the “Alamos Share Issuance Resolution”) approving the issuance of such number of Alamos Shares as may be required to be issued to holders of Richmont Shares pursuant to the Arrangement.

Board Recommendation

THE ALAMOS BOARD OF DIRECTORS, AFTER CONSULTATION WITH ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISOR, UNANIMOUSLY RECOMMENDS THAT ALAMOS SHAREHOLDERS VOTE IN FAVOUR OF THE ALAMOS SHARE ISSUANCE RESOLUTION.

Voting Agreements

Each of the directors and officers of Alamos has entered into a voting and support agreement with Richmont pursuant to which they have agreed, among other things, to support the Arrangement and vote all Alamos Shares beneficially owned by them in favour of the Alamos Share Issuance Resolution.

-iii-

Shareholder Vote

In order to become effective, the Alamos Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting as a single class, who vote in person or by proxy at the Alamos Meeting. The Arrangement is also subject to certain approvals of the holders of Richmont Shares (“Richmont Shareholders”), at a special meeting of Richmont Shareholders to be held on the day of the Alamos Meeting, the approval of the Superior Court of Québec and the satisfaction of certain closing conditions which are customary in transactions of this nature, all as more fully described in the accompanying Circular.

Assuming that all of the conditions to the Arrangement are satisfied or waived, Alamos expects the Arrangement to become effective on or about November 23, 2017.

As an Alamos Shareholder, you are requested to complete and return the enclosed form of proxy to ensure that your Alamos Shares will be represented at the Alamos Meeting, whether or not you are personally able to attend. If you have any questions or require assistance with voting your Alamos Shares, please contact our joint proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in Canada (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com.

The accompanying Circular contains a detailed description of the Arrangement and the Alamos Meeting, as well as detailed information regarding Richmont and Alamos, and certain pro forma information regarding Alamos after giving effect to the Arrangement. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Vote Your Shares Today FOR the Alamos Share Issuance Resolution

Your participation in the affairs of Alamos is important to us. Please take this opportunity to exercise your vote, either in person at the Alamos Meeting or by completing and returning your proxy form.

We look forward to seeing you at the Alamos Meeting.

Sincerely,

(Signed) “John A. McCluskey”
President & Chief Executive Officer

Vote using the following methods prior to the Meeting.	Internet	Telephone or Fax	Mail

Registered Shareholders
Shares held in own name and	www.investorvote.com	Telephone: 1-866-732-8683	Return the form of proxy in the
represented by a physical		Fax: 1-866-249-7775	enclosed postage paid envelope.
certificate.

Non Registered Shareholders	www.proxyvote.com	Call or fax to the number(s)	Return the voting instruction form in
Shares held with a broker, bank		listed on your voting	the enclosed postage paid envelope.
or other intermediary.		instruction form.

-iv-

RICHMONT MINES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF RICHMONT MINES INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Superior Court of Québec dated October 17, 2017, a special meeting (the “Richmont Meeting”) of holders (the “Richmont Shareholders”) of shares (“Richmont Shares”) of Richmont Mines Inc. (“Richmont”) will be held at 10:00 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6, for the following purposes:

  to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the “Richmont Arrangement Resolution”), the full text of which is attached as Appendix A to the accompanying joint management information circular (the “Circular”) of Richmont and Alamos Gold Inc. (“Alamos”), approving the arrangement involving Richmont and Alamos (the “Arrangement”) pursuant to the arrangement agreement dated as of September 11, 2017 between Richmont and Alamos under Chapter XVI - Division II of the Business Corporations Act (Québec) (“QBCA”), all as more particularly set forth in the accompanying Circular; and

  to transact such other business as may properly come before the Richmont Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Richmont Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Alamos share issuance resolution by Alamos shareholders at the Alamos meeting, the approval of the Superior Court of Québec and receipt of required regulatory and stock exchange approvals.

Richmont Shareholders who are unable to attend the Richmont Meeting are requested to complete, date, sign and return the enclosed form of Richmont proxy so that as large a representation as possible may be had at the Richmont Meeting.

The board of directors of Richmont has passed a resolution to fix 5:00 p.m. (Eastern time) on October 17, 2017 as the record date for the determination of the registered holders of Richmont Shares who will be entitled to receive notice of the Richmont Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Richmont Meeting. Proxies to be used or acted upon at the Richmont Meeting must be deposited with Richmont’s transfer agent, Computershare Trust Company of Canada, by 10:00 a.m. (Eastern time) on November 14, 2017 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Richmont Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Richmont Meeting at his discretion, without notice.

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of Chapter XIV –Division I of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), Richmont Shareholders have a right to demand the repurchase of their Richmont Shares in connection with the Arrangement and, if the Richmont Arrangement Resolution is passed and the Arrangement becomes effective, to be paid the fair value of their Richmont Shares (the “Dissent Rights”); provided such Richmont Shareholders exercise all of their available voting rights against the adoption and approval of the Richmont Arrangement Resolution. Dissent Rights are more particularly described in the accompanying Circular. The repurchase procedures require that a Richmont Shareholder who wishes to exercise Dissent Rights must send Richmont a written notice to inform Richmont of the Richmont Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which notice must be received by the Secretary of Richmont, at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6, fax number: 819-797-0166, with a copy to Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Square Victoria, Suite 3700, P.O. Box 242, Montréal, Québec, fax number: 1-514-397-7600, Attention: Alain Riendeau, by 5:00 p.m. (Montréal time) on November 14, 2017 (or 5:00 p.m. (Montréal time) on the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be).

-v-

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Chapter XIV – Division I of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. Persons who are beneficial owners of Richmont Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Richmont Shares are entitled to exercise Dissent Rights. A holder of Richmont Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Richmont Shares held on behalf of any one beneficial holder and registered in the name of such Richmont Shareholder. The Richmont Shares are most likely global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the Richmont Shares. Accordingly, a non-registered owner of Richmont Shares desiring to exercise Dissent Rights must make arrangements for the Richmont Shares beneficially owned by that holder to be registered in that holder’s name prior to the time the Dissent Notice is required to be received by Richmont or, alternatively, make arrangements for the registered holder of such Richmont Shares to exercise Dissent Rights on behalf of the holder. Note that sections 393 to 397 of the QBCA, the text of which is attached as Appendix L to the Circular, set forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by non-registered holders of Richmont Shares.

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

DATED at Toronto, Ontario this 18th day of October, 2017.

By Order of the Board of Directors of Richmont Mines Inc.

(Signed) “René Marion”
Chairman of the Board of Directors

-vi-

ALAMOS GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ALAMOS GOLD INC.

NOTICE IS HEREBY GIVEN that a special meeting (“Alamos Meeting”) of shareholders of Alamos Gold Inc. (“Alamos”) will be held at 10:30 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6, for the following purposes:

  to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Alamos Share Issuance Resolution”), the full text of which is attached as Appendix B to the accompanying joint management information circular (the “Circular”) of Alamos and Richmont Mines Inc. (“Richmont”) authorizing Alamos to issue such number of Class A common shares of Alamos (“Alamos Shares”) as may be required to be issued to holders of common shares of Richmont (“Richmont Shares”) to allow Alamos to acquire all of the outstanding Richmont Shares on the basis of 1.385 Alamos Shares for each outstanding Richmont Share in accordance with an arrangement agreement between Alamos and Richmont dated September 11, 2017 (the “Arrangement Agreement”), as more particularly described in the Circular (the “Arrangement”); and

  to transact such other business as may properly come before the Alamos Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Alamos Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Richmont arrangement resolution (the “Richmont Arrangement Resolution”) by shareholders of Richmont (the “Richmont Shareholders”) at the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders to be held to, among other things, consider, and, if deemed advisable, to approve, the Richmont Arrangement Resolution, the approval of the Superior Court of Québec and receipt of required regulatory and stock exchange approvals.

Holders of Alamos Shares who are unable to attend the Alamos Meeting are requested to complete, date, sign and return the enclosed form of Alamos proxy so that as large a representation as possible may be had at the Alamos Meeting.

The board of directors of Alamos has fixed 5:00 p.m. (Eastern time) on October 17, 2017 as the record date for the determination of the registered holders of Alamos Shares who will be entitled to receive notice of the Alamos Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Alamos Meeting. Proxies to be used or acted upon at the Alamos Meeting must be deposited with Alamos’ transfer agent, Computershare Trust Company of Canada, by 10:30 a.m. (Eastern time) on November 14, 2017 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Alamos Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Alamos Meeting at his discretion, without notice.

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

DATED at Toronto, Ontario this 18th day of October, 2017.

By Order of the Board of Directors of Alamos Gold Inc.

(Signed) “Paul J. Murphy”
Chairman of the Board of Directors

-vii-

TABLE OF CONTENTS

LETTER TO RICHMONT SHAREHOLDERS	i
LETTER TO ALAMOS SHAREHOLDERS	iii
NOTICE OF SPECIAL MEETING OF RICHMONT SHAREHOLDERS	v
NOTICE OF SPECIAL MEETING OF ALAMOS SHAREHOLDERS	vii
RICHMONT SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE RICHMONT MEETING	1
ALAMOS SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE ALAMOS MEETING	7
SUMMARY	11
JOINT MANAGEMENT INFORMATION CIRCULAR	22
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	23
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	24
NON-IFRS MEASURES	26
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	26
CURRENCY EXCHANGE RATE INFORMATION	26
THE RICHMONT MEETING	28
THE ALAMOS MEETING	32
THE ARRANGEMENT	36
SUMMARY OF MATERIAL AGREEMENTS	55
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR RICHMONT SHAREHOLDERS	71
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR RICHMONT SHAREHOLDERS	76
RISK FACTORS	82
INFORMATION CONCERNING RICHMONT	85
INFORMATION CONCERNING ALAMOS	85
ALAMOS UPON COMPLETION OF THE ARRANGEMENT	86
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	88
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	89
AUDITORS	90
EXPENSES OF THE ARRANGEMENT	91
LEGAL MATTERS	91
INTERESTS OF EXPERTS OF RICHMONT	91
INTERESTS OF EXPERTS OF ALAMOS	91
ADDITIONAL INFORMATION	92
DIRECTORS’ APPROVAL	93

- i -

- ii -

RICHMONT SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE RICHMONT MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in “Glossary of Terms” of this Circular.

Q:	Why is the Richmont Meeting being held?

A.

The Richmont Meeting is being held because Richmont and Alamos have entered into a definitive arrangement agreement whereby Alamos will acquire all of the outstanding Richmont Shares by way of the Arrangement.

Q:	What are Richmont Shareholders being asked to vote on?

A:

Richmont Shareholders will be asked to vote on the Richmont Arrangement Resolution authorizing and approving the arrangement between Richmont and Alamos under Chapter XVI – Division II of the QBCA pursuant to which Alamos will acquire all of the outstanding Richmont Shares. In addition, all of the outstanding Richmont Options and Richmont Retained Employee RSUs, to the extent they have not been exercised or settled, as applicable, prior to the effective time of the Arrangement, as applicable, will be exchanged for Alamos Replacement Options and Alamos Replacement RSUs, respectively. Upon completion of the Arrangement, and assuming all Richmont Options are exchanged for Alamos Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, existing Alamos Shareholders will continue to collectively own approximately 77% of the Alamos Shares, and former holders of Richmont Shares will collectively own approximately 23% of the Alamos Shares.

Q:	What consideration will I receive for my Richmont Shares?

A:	The Arrangement provides for, among other things, the exchange of Richmont Shares for Alamos Shares on the basis of 1.385 Alamos Shares for each Richmont Share outstanding.

Q:	Does this consideration reflect a premium for the Richmont Shares?

A:

The Exchange Ratio, being the number of Alamos Shares being offered to Richmont Shareholders for each Richmont Share, implies a share price premium for Richmont Shareholders as of the date of the announcement of the Arrangement Agreement. The amount of the premium will vary according to the relative market prices of the Alamos Shares and Richmont Shares up until the time of closing. On September 11, 2017, the date of the announcement of the transaction, the Arrangement implied consideration of C$14.20 per Richmont Share, based on the closing price of the Alamos Shares on the TSX as at September 8, 2017. This consideration represents a 22% premium to the closing price of the Richmont Shares on the TSX as at September 8, 2017 and a 32% premium based on 20-day volume-weighted average trading prices of the Richmont Shares and the Alamos Shares on the TSX, calculated as of such date.

Q:	When and where is the Richmont Meeting being held?

A:	The Richmont Meeting will be held at 10:00 a.m. (Eastern time) on November 16, 2017 at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6.

Q:	Who is entitled to vote at the Richmont Meeting?

A:	Only Richmont Shareholders of record at 5:00 p.m. (Eastern time) on October 17, 2017 will be entitled to receive notice of and vote at the Richmont Meeting, or any adjournment or postponement thereof.

Q:	When do I have to vote my Richmont Shares by?

A:

Proxies must be received no later than 10:00 a.m. (Eastern time) on November 14, 2017, or, in the event that the Richmont Meeting is postponed, on a business day that is least 48 hours before the date to which the meeting is adjourned or postponed. Registered Richmont Shareholders may vote in person at the Richmont Meeting or any adjournment or postponement thereof as described below.

Q:	How do I vote my Richmont Shares?

A:	Registered Richmont Shareholders can vote in one of the following ways:

In Person	If you are a Registered Richmont Shareholder, you can attend the Richmont Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Richmont Meeting.
Phone

For Registered Richmont Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America)
Mail	Enter voting instructions, sign the form of proxy or voting instruction form and send your completed form of proxy or voting instruction form to:

Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy or voting instruction form and follow the instructions on screen.
Questions?	Call Laurel Hill at 1-877-452-7181 (toll-free within North America) or 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

If you are a non-registered (beneficial) Richmont Shareholder – holding your Richmont Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial Richmont Shareholders can call the toll-free telephone number printed on their voting instruction form or access Broadridge’s dedicated voting website at www.proxyvote.com and enter their 16-digit control number to deliver their voting instructions.

Q:	What are the benefits of the Arrangement to Richmont Shareholders?

A:	Richmont shareholders are expected to benefit from the Arrangement as a result of:

  An immediate and significant premium of approximately 32% based on the 20-day volume-weighted average prices of both companies, as at September 8, 2017;

  Meaningful ownership in Alamos’ high-quality portfolio of assets, including diversified North American gold production and peer-leading growth potential;

  Continued exposure to the Island Gold Mine’s significant operating and exploration upside potential;

  Alamos post-Arrangement provides a significant revaluation potential as a diversified intermediate producer expected to have gold production of over 500,000 ounces in 2017;

  Significantly improved trading liquidity and capital markets exposure as shareholders of Alamos; and

  Ongoing return on capital to shareholders through anticipated participation in Alamos’ practice of semi-annual dividends.

See “The Arrangement – Reasons for the Recommendation of the Richmont Board” for more information.

Q:	What approvals are required by Richmont Shareholders at the Richmont Meeting?

A:

In order for the Arrangement to be completed, the Richmont Arrangement Resolution will require: (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the Richmont Excluded Votes.

See “The Arrangement – Approvals” for more information.

Q:	What other approvals are required for the Arrangement to be completed?

A:

The Alamos Share Issuance Resolution must be approved by the affirmative vote of a simple majority of the votes cast by Alamos Shareholders, voting as a single class, present in person or represented by proxy at the Alamos Meeting. In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable to the Richmont Shareholders. Richmont will apply to the Court for this order if the Richmont Shareholders approve the Richmont Arrangement Resolution at the Richmont Meeting and the Alamos Shareholders approve the Alamos Share Issuance Resolution at the Alamos Meeting.

The Arrangement and the transactions contemplated thereby are subject to other regulatory approvals including: (i) the approval of the TSX and the NYSE in respect of the listing of the Alamos Shares to be issued pursuant to the Arrangement; and (ii) the Competition Act Approval.

See “The Arrangement – Approvals” for more information.

Q:	Which directors and executive officers of Richmont are included in the Richmont Excluded Votes?

A:	Richmont Shares held by Renaud Adams, the President and Chief Executive Officer of Richmont, will be excluded from the vote on the Richmont Arrangement Resolution.

Q:	Does the Richmont Board support the Arrangement?

A:

Yes. The Richmont Board has unanimously determined, following consultation with its legal and financial advisors and the receipt of the recommendation of the Richmont Special Committee and the Richmont Fairness Opinions, that the Arrangement is in the best interests of Richmont.

THE RICHMONT BOARD UNANIMOUSLY RECOMMENDS THAT RICHMONT SHAREHOLDERS VOTE IN FAVOUR OF THE RICHMONT ARRANGEMENT RESOLUTION.

Q:	Are there support agreements in place with any Richmont Shareholders or Alamos Shareholders?

A:

Yes. The directors and officers of each of Richmont and Alamos, holding securities representing approximately 3.74% and 1.97% of the Richmont Shares and Alamos Shares, on a fully diluted basis as of September 8, 2017, respectively, have each entered into support agreements pursuant to which they agreed, among other things, to VOTE IN FAVOUR of the Richmont Arrangement Resolution and the Alamos Share Issuance Resolution, respectively.

Q:	Are there fairness opinions regarding the consideration to be received by Richmont Shareholders?

A:

Yes. The Richmont Board has received fairness opinions from each of Macquarie Capital and Maxit Capital as to the fairness of the Arrangement, from a financial point of view, to the Richmont Shareholders.

See “The Arrangement – Richmont Fairness Opinions”.

Q:	When will the Arrangement become effective?

A:

It is anticipated that the Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Enterprise Registrar, which is expected to occur on or about November 23, 2017, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including that the Final Order has been granted by the Court.

See “The Arrangement – Description of the Arrangement – Summary of Key Procedural Steps for the Arrangement to Become Effective”.

Q:	What are the Canadian federal income tax consequences of the Arrangement to Richmont Shareholders?

A:

Subject to the qualifications set forth in this Circular, the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement generally should not give rise to any capital gain or capital loss to Richmont Shareholders under Canadian federal income tax laws.

See “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q:	What are the United States federal income tax consequences of the Arrangement to Richmont Shareholders?

A:

For U.S. federal income tax purposes, Alamos and Richmont intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. If the Arrangement so qualifies, then, subject to the limitations and qualifications described in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”, a U.S. Holder generally will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement, except to the extent of any cash received in lieu of a fractional Alamos Share.

See “Certain United States Federal Income Tax Considerations for Richmont Shareholders”, which qualifies in its entirety the information set forth above.

Tax matters are complicated, and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, you should consult your tax advisor as to the specific tax consequences of the Arrangement to you, including the applicability of U.S. federal, state, local, non-U.S. and other tax laws.

Q:	What will happen to Richmont if the Arrangement is completed?

A:

If the Arrangement is completed, Alamos will acquire all of the outstanding Richmont Shares and Richmont will become a direct wholly-owned subsidiary of Alamos. Following completion of the Arrangement, it is expected that the Richmont Shares will be de-listed from the TSX and the NYSE and Richmont will make an application to cease to be a reporting issuer under applicable securities laws.

Q:	Are the Alamos Shares listed on a stock exchange?

A:

Yes. The Alamos Shares currently trade under the symbol “AGI” on the TSX and the NYSE. Alamos has applied to the TSX and the NYSE to list the Alamos Shares issuable under the Arrangement. It is a condition of closing that the Alamos Shares issuable under the Arrangement shall have been conditionally approved for listing on the TSX and the NYSE, subject to the satisfaction of customary conditions required by such exchanges.

Q:	Are Richmont Shareholders entitled to Dissent Rights?

A:

Yes. Under the Interim Order, registered holders of Richmont Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the QBCA, as modified by Article 5 of the Plan of Arrangement, the Interim Order and the Final Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor.

See “The Arrangement – Dissent Rights for Richmont Shareholders”.

Q:	What will happen if the Richmont Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Richmont Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the parties. In certain circumstances, if the Richmont Arrangement Resolution is not approved and the Arrangement Agreement is terminated, Richmont will be required to reimburse Alamos for actual, out-of-pocket expenses, subject to a maximum of C$2 million. In certain such circumstances, including if Richmont proposes to enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal, Richmont will be required to pay to Alamos a termination fee of C$35 million in connection with such termination. In certain other circumstances, including if Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal which, among other things, requires that such proposed transaction be conditional on the Arrangement not being completed, Alamos will be required to pay to Richmont a termination fee of C$35 million in connection with such termination.

See “Summary of Material Agreements – The Arrangement Agreement – Termination”.

Q:	Should I send my Richmont share certificates in now?

A:

You are not required to send in your certificates representing Richmont Shares to validly cast your vote in respect of the Arrangement. We encourage Registered Richmont Shareholders to complete, sign, date and return the Letter of Transmittal, together with their Richmont Share certificate(s), at least two business days prior to the Effective Date which will assist in arranging for the prompt exchange of your Richmont Shares for Alamos Shares once the Arrangement is completed.

Q:	When can I expect to receive the consideration for my Richmont Shares?

A:

You will receive the consideration for your Richmont Shares as soon as practicable after the Arrangement becomes effective and your properly completed Letter of Transmittal and share certificates representing Richmont Shares are received by the Depositary.

Q:	What happens if I send in my Richmont Share certificate(s) and the Richmont Arrangement Resolution is not approved or the Arrangement is not completed?

A:

If the Richmont Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) representing Richmont Shares will be returned promptly to you by the Depositary.

Q:	Who should I contact if I have questions?

A:

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) e-mail to assistance@laurelhill.com.

ALAMOS SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE ALAMOS MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the appendices hereto and the form of proxy for use at the Alamos Meeting, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth under “Glossary of Terms” in this Circular.

Q:	Why is the Alamos Meeting being held?

A:

The Alamos Meeting is being held because Richmont and Alamos have entered into a definitive agreement whereby Alamos will acquire all of the outstanding Richmont Shares by way of the Arrangement. The Alamos Consideration Shares and the Alamos Shares that may be issued pursuant to the Alamos Replacement Options and the Alamos Replacement RSUs will constitute greater than 25% of the outstanding Alamos Shares on a non-diluted basis immediately prior to their issuance, which, pursuant to the rules of the TSX, requires the approval of a simple majority of the disinterested Alamos Shareholders.

Q:	What are Alamos Shareholders being asked to vote on?

A:	Alamos Shareholders will be asked to vote on the Alamos Share Issuance Resolution authorizing and approving the issuance of the Alamos Consideration Shares pursuant to the Arrangement.

Q:	When and where is the Alamos Meeting being held?

A:	The Alamos Meeting will be held at 10:30 a.m. (Eastern time) on November 16, 2017 at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6.

Q:	Who is entitled to vote at the Alamos Meeting?

A:	Only Alamos Shareholders of record at 5:00 p.m. (Eastern time) on October 17, 2017 will be entitled to receive notice of and vote at the Alamos Meeting, or any adjournment or postponement thereof.

Q:	When do I have to vote my Alamos Shares by?

A:

Proxies must be received no later than 10:30 a.m. (Eastern time) on November 14, 2017, or, in the event that the Alamos Meeting is postponed, on a business day at least 48 hours before the date and time to which the meeting is adjourned or postponed. Registered Alamos Shareholders may vote in person at the Alamos Meeting or any adjournment or postponement thereof as described below.

Q:	How do I vote my Alamos Shares?

A:	Registered Alamos Shareholders can vote in one of the following ways:

In Person	If you are a Registered Alamos Shareholder, you can attend the Alamos Meeting and register with the transfer agent, Computershare Trust Company of Canada, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Alamos Meeting.

Phone	For Registered Alamos Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions. You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail

Enter voting instructions, sign the form of proxy and send your completed form of proxy to:

Computershare Trust Company of Canada

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or at 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

If you are a non-registered (beneficial) Alamos Shareholder – holding your Alamos Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial Alamos Shareholders can call the toll-free telephone number printed on your voting instruction form or go to www.proxyvote.com and enter your 16 digit control number to deliver your voting instructions.

Q:	What are the benefits of the Arrangement to Alamos Shareholders?

A:	The following are some, but not all, of the benefits of the Arrangement to Alamos Shareholders:

  Alamos is acquiring a high-quality, high-grade, long-life asset in Canada with significant exploration potential;

  The Arrangement strengthens and diversifies Alamos’ portfolio of assets with the addition of a third core, long-life producing asset;

  The Island Gold Mine provides near-term production growth while lowering the combined entity’s cost profile;

  The Island Gold Mine provides immediate cash flow accretion and strong operating cash flow;

  The completion of the Arrangement strengthens Alamos’ balance sheet and financial flexibility; and

  The acquisition of Richmont aligns well with Alamos’ core competencies and is expected to deliver corporate, tax and other synergies with two underground mines in Ontario.

See “The Arrangement – Recommendation of the Alamos Board – Reasons for the Recommendation of the Alamos Board” for more information.

Q:	What approvals are required by Alamos Shareholders at the Alamos Meeting?

A:

  In order for the Arrangement to be completed, the Alamos Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by the Alamos Shareholders, voting as a single class, who vote in person or by proxy at the Alamos Meeting.

See “The Arrangement – Approvals” for more information.

Q:	What other approvals are required for the Arrangement to be completed?

A:

  The Richmont Arrangement Resolution must be approved, with or without variation, by (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the Richmont Excluded Votes. In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable to the Richmont Shareholders. Richmont will apply to the Court for this order if the Richmont Shareholders approve the Richmont Arrangement Resolution at the Richmont Meeting and the Alamos Shareholders approve the Alamos Share Issuance Resolution at the Alamos Meeting.

  The Arrangement and the transactions contemplated thereby are subject to other regulatory approvals including: (i) the conditional approval of the TSX and the NYSE in respect of the listing of the Alamos Shares issuable under the Arrangement; and (ii) the Competition Act Approval.

  See “The Arrangement – Approvals” for more information.

Q:	Does the Alamos Board support the Arrangement?

A:

  Yes. The Alamos Board has unanimously determined, following consultation with its legal and financial advisors and the receipt of the Alamos Fairness Opinion, that the Arrangement is in the best interests of Alamos.

  THE ALAMOS BOARD UNANIMOUSLY RECOMMENDS THAT ALAMOS SHAREHOLDERS VOTE IN FAVOUR OF THE ALAMOS SHARE ISSUANCE RESOLUTION.

Q:	Are there support agreements in place with any Richmont Shareholders or Alamos Shareholders?

A:

  Yes. The directors and officers of Richmont and Alamos, holding securities representing approximately 3.74% and 1.97% of the Richmont Shares and Alamos Shares, on a fully diluted basis as of September 8, 2017, respectively, each entered into support agreements pursuant to which they agreed, among other things, to VOTE IN FAVOUR of the Richmont Arrangement Resolution and the Alamos Share Issuance Resolution, respectively.

Q:	Is there a fairness opinion regarding the consideration to be paid by Alamos to Richmont Shareholders?

A:

  Yes. The Alamos Board received a fairness opinion from BMO Capital Markets, its financial advisor, as to the fairness of the Alamos Share Consideration, from a financial point of view, to Alamos.

  See “The Arrangement – Alamos Fairness Opinion”.

Q:	When will the Arrangement become effective?

A:

  It is anticipated that the Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Enterprise Registrar, which is expected to occur on or about November 23,

  2017, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including that the Final Order has been granted by the Court.

  See “The Arrangement – Description of the Arrangement – Summary of Key Procedural Steps for the Arrangement to Become Effective”.

Q:	What will happen to Alamos if the Arrangement is completed?

A:	If the Arrangement is completed, Alamos will acquire all of the outstanding Richmont Shares and Richmont will become a direct wholly-owned subsidiary of Alamos.

Q:	Are Alamos Shareholders entitled to Dissent Rights?

A:	No. Alamos Shareholders are not entitled to Dissent Rights.

Q:	What will happen if the Alamos Share Issuance Resolution is not approved or the Arrangement is not completed for any reason?

A:

  If the Alamos Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the parties. In certain circumstances, if the Alamos Share Issuance is not approved and the Arrangement Agreement is terminated, Alamos will be required to reimburse Richmont for actual out-of-pocket expenses, subject to a maximum of C$2 million. In certain such circumstances, including if Richmont proposes to enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal, Richmont will be required to pay to Alamos a termination fee of C$35 million in connection with such termination. In certain other circumstances, including if Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal which, among other things, requires that such proposed transaction be conditional on the Arrangement not being completed, Alamos will be required to pay to Richmont a termination fee of C$35 million in connection with such termination.

  See “Summary of Material Agreements – The Arrangement Agreement – Termination”.

Q:	Who should I contact if I have questions?

A:

  If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) e-mail to assistance@laurelhill.com.

  SUMMARY

  The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and the attached appendices and in the documents incorporated herein by reference, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms appearing elsewhere in this Circular.

  The Meetings

  The Richmont Meeting will be held at 10:00 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6.

  The Alamos Meeting will be held at 10:30 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6.

  Record Dates

  Only Richmont Shareholders of record at 5:00 p.m. (Eastern time) on October 17, 2017 will be entitled to receive notice of and vote at the Richmont Meeting, or any adjournment or postponement thereof.

  Only Alamos Shareholders of record at 5:00 p.m. (Eastern time) on October 17, 2017 will be entitled to receive notice of and vote at the Alamos Meeting, or any adjournment or postponement thereof.

  Purpose of the Meetings

  At the Richmont Meeting, Richmont Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Richmont Arrangement Resolution approving the Arrangement. The full text of the Richmont Arrangement Resolution is set out in Appendix A to this Circular. In order to become effective, the Richmont Arrangement Resolution will require: (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the Richmont Excluded Votes. See “The Arrangement – Approvals – Richmont Shareholder Approval”.

  At the Alamos Meeting, Alamos Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Alamos Share Issuance Resolution approving the issuance of the Alamos Consideration Shares, in accordance with the rules of the TSX. The full text of the Alamos Share Issuance Resolution is set out in Appendix B to this Circular. In order to become effective, the Alamos Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting as a single class, who vote in person or by proxy at the Alamos Meeting.

  The Arrangement

  Pursuant to the Arrangement, Richmont Shareholders (other than those who validly exercise their Dissent Rights) will receive, upon compliance with the terms and conditions set forth in the Plan of Arrangement, 1.385 Alamos Shares in consideration for each such Richmont Shareholder’s Richmont Shares. In addition, (i) each Richmont Option outstanding at the Effective Date will be exchanged for a number of Alamos Replacement Options equal to 1.385 multiplied by the number of Richmont Shares subject to such Richmont Option, (ii) each Richmont DSU and Richmont RSU (other than a Richmont Retained Employee RSU) outstanding at the Effective Date will be deemed to be transferred to Richmont in exchange for a cash payment, and (iii) each Richmont Retained Employee RSU outstanding at the Effective Date will be exchanged for an Alamos Replacement RSU. As a result of the Arrangement, Alamos will acquire all of the outstanding Richmont Shares and Richmont will become a wholly-owned subsidiary of Alamos.

  Opinions of the Financial Advisors

  Fairness Opinions of Macquarie Capital and Maxit Capital

  In determining to approve the Arrangement, the Richmont Board considered, among other things, the fairness opinions of its financial advisors, Macquarie Capital and Maxit Capital. The Richmont Fairness Opinions each concluded that, subject to the scope of review, assumptions and limitations contained therein, the consideration to be received by Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Richmont Shareholders. The Richmont Fairness Opinions are attached as Appendix F and Appendix G to this Circular. Richmont encourages you to read these opinions in their entirety. See “The Arrangement – Richmont Fairness Opinions”.

  Each of Macquarie Capital and Maxit Capital provided its respective Richmont Fairness Opinion for the information and assistance of the Richmont Board in connection with its consideration of the Arrangement. Neither of the Richmont Fairness Opinions is a recommendation as to how any Richmont Shareholder should vote with respect to the Arrangement or any other matter.

  Fairness Opinion of BMO Capital Markets

  In determining to approve the Arrangement, the Alamos Board considered, among other things, the fairness opinion of its financial advisor, BMO Capital Markets. The Alamos Fairness Opinion concluded that, as of the date of the Alamos Fairness Opinion, subject to the scope of review, assumptions and limitations contained therein, the issuance of the Alamos Consideration Shares pursuant to the Arrangement is fair, from a financial point of view, to Alamos. The Alamos Fairness Opinion is attached to this Circular as Appendix H. The foregoing is a summary and Alamos encourages you to read this opinion in its entirety. See “The Arrangement – Alamos Fairness Opinion”.

  BMO Capital Markets provided the Alamos Fairness Opinion for the information and assistance of the Alamos Board in connection with its consideration of the Arrangement. The Alamos Fairness Opinion is not a recommendation as to how any Alamos Shareholder should vote with respect to the Arrangement or any other matter.

  RECOMMENDATIONS TO SHAREHOLDERS OF RICHMONT AND SHAREHOLDERS OF ALAMOS

  The Richmont Board UNANIMOUSLY RECOMMENDS that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution.

  The Alamos Board UNANIMOUSLY RECOMMENDS that Alamos Shareholders VOTE IN FAVOUR of the Alamos Share Issuance Resolution.

  Recommendation of the Richmont Board

  After careful consideration, including consultation with its legal and financial advisors, the unanimous recommendation of the Richmont Special Committee, the receipt of the Richmont Fairness Opinions and the other factors set out below under the heading “The Arrangement – Recommendation of the Richmont Board – Reasons for the Recommendation of the Richmont Board”, the Richmont Board determined that the Arrangement is in the best interests of Richmont and is fair to the Richmont Shareholders, and unanimously passed a resolution approving the Arrangement, authorizing the entering into of the Arrangement Agreement and recommending that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution.

  Reasons for the Recommendations of the Richmont Board

  In the course of its evaluation of the Arrangement, the Richmont Board considered a number of factors, including those listed below, with the benefit of input from the Richmont Special Committee and advice from Richmont’s senior management, Macquarie Capital and Maxit Capital, and Richmont’s legal counsel. The following is a summary of the principal reasons for the unanimous recommendation of the Richmont Board that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution:

    Immediate and significant premium to Richmont Shareholders. The Exchange Ratio implies consideration of C$14.20 per Richmont Share, based on the closing price of Alamos Shares on the TSX on September 8, 2017, the last trading day prior to the announcement of the Arrangement. This represents a premium of approximately 22% to the closing price of the Richmont Shares on the TSX on September 8, 2017 and a premium of approximately 32% based on the volume-weighted average prices of the Richmont Shares and the Alamos Shares on the TSX for the 20 trading days ended September 8, 2017.

    Meaningful ownership in a diversified, high-quality asset portfolio. Following completion of the Arrangement, and assuming all Richmont Options are exchanged for Alamos Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, Richmont Shareholders will own approximately 23% of the Alamos Shares. This provides Richmont Shareholders with meaningful ownership in Alamos’ high-quality portfolio of assets, including diversified North American gold production and peer-leading growth potential, and diversifies Richmont’s single mine risk profile.

    Continued exposure to the Island Gold Mine. As a result of their pro forma ownership interest in Alamos, Richmont Shareholders will have continued exposure to the Island Gold Mine’s significant operating and exploration upside potential.

    Significant revaluation potential. Alamos post-Arrangement provides significant revaluation potential as a diversified intermediate producer with established growth potential approaching one million ounces per year.

    Improved trading liquidity and capital markets exposure. Alamos post-Arrangement will have a market capitalization of approximately $4.0 billion (on a non-diluted basis, based on the closing prices of Richmont Shares and Alamos Shares on the TSX on September 8, 2017, the last trading day prior to the announcement of the Arrangement). The Richmont Board believes that this will significantly improve trading liquidity and capital markets exposure.

    Participation in Alamos’ semi-annual dividend. Richmont Shareholders are expected to benefit from Alamos’ historic practice of returning value to its shareholders in the form of a semi-annual dividend.

    Fairness opinions. The Richmont Board has received fairness opinions from each of Macquarie Capital and Maxit Capital to the effect that, as at September 10, 2017, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Richmont Shareholders. See “The Arrangement – Richmont Fairness Opinions”.

    Support of Richmont directors and senior officers. All of the directors and senior officers of Richmont have entered into the Richmont Lock-Up Agreements pursuant to which they have agreed, among other things, to vote their Richmont Shares in favour of the Richmont Arrangement Resolution. As of the date of the Arrangement Agreement, the Richmont Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 2,461,161 Richmont Shares or other securities of Richmont, representing approximately 3.74% of the Richmont Shares on a fully diluted basis.

    Tax-deferred rollover for Canadian Richmont Shareholders. In general, the exchange of Richmont Shares for Alamos Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Richmont Shareholder who is resident in Canada and holds its Richmont Shares as capital property for purposes of the Tax Act unless such Richmont Shareholder chooses to report such capital gain (or capital loss) in the Richmont Shareholder’s income tax return for the year in which the exchange occurs. See “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”.

    Tax-deferred rollover for U.S. Richmont Shareholders. For U.S. federal income tax purposes, Alamos and Richmont intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. If the Arrangement so qualifies, then, subject to the limitations and qualifications described in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”, a U.S. Holder generally will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement, except to the extent of any cash received in lieu of a fractional Alamos Share.

    Other factors. The Richmont Board also considered the Arrangement with reference to the financial condition and results of operations of Richmont, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions and Richmont’s financial position.

  The Richmont Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Richmont Board believes that, overall, the anticipated benefits of the Arrangement to Richmont outweigh these risks.

  In making its determinations and recommendations, the Richmont Board also observed that a number of procedural safeguards were in place and are present to permit the Richmont Board to represent the interests of Richmont, the Richmont Shareholders and Richmont’s other stakeholders. These procedural safeguards include, among others:

    Role of independent directors. The Arrangement was reviewed and evaluated by the Richmont Special Committee, comprised of members of the Richmont Board who are independent of Alamos and of management of Richmont. Following consultation with its legal and financial advisors and receipt of the Richmont Fairness Opinions, the Richmont Special Committee unanimously determined that the Arrangement is in the best interests of Richmont and is fair to the Richmont Shareholders and unanimously recommended that the Richmont Board (i) approve the Arrangement Agreement and (ii) recommend that Richmont Shareholders vote in favour of the Richmont Arrangement Resolution.

    Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Richmont’s ability to solicit interest from third parties, the Arrangement Agreement allows Richmont to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the Richmont Meeting that constitutes or that may reasonably be expected to lead to a Richmont Superior Proposal.

    Reasonable Termination Payment. The amount of the Alamos Termination Payment, being C$35 million and payable under certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”, is reasonable.

    Shareholder approval. The Arrangement must be approved by (i) the affirmative vote of at least 66⅔% of the votes cast on the Richmont Arrangement Resolution by Richmont Shareholders, and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, who vote in person or by proxy at the Richmont Meeting, excluding the votes cast by interested parties (as defined in MI 61-101), related parties (as defined in MI 61-101) of such interested parties and joint actors (as defined in MI 61-101) of such interested parties or related parties.

    Court and regulatory approvals. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Richmont Shareholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

    Dissent Rights. The availability of rights of dissent to registered Richmont Shareholders with respect to the Arrangement. See “The Arrangement – Dissent Rights for Richmont Shareholders”.

  See “The Arrangement – Recommendation of the Richmont Board – Reasons for the Recommendation of the Richmont Board”.

  Recommendation of the Alamos Board

  After careful consideration, including consultation with its legal and financial advisors, the receipt of the Alamos Fairness Opinion and the other factors set out below under the heading “The Arrangement – Recommendation of the Richmont Board – Reasons for the Recommendation of the Alamos Board”, the Alamos Board determined that the Arrangement is in the best interests of Alamos, and unanimously passed a resolution approving the Arrangement, authorizing the entering into of the Arrangement Agreement and recommending that Alamos Shareholders VOTE IN FAVOUR of the Alamos Share Issuance Resolution.

  Reasons for the Recommendations of the Alamos Board

  In the course of its evaluation of the Arrangement, the Alamos Board considered a number of factors, including those listed below, with the benefit of advice from Alamos’ senior management, BMO Capital Markets and Alamos’ legal counsel. The following is a summary of the principal reasons for the unanimous recommendation of the Alamos Board that Alamos Shareholders VOTE IN FAVOUR of the Alamos Share Issuance Resolution:

    Acquisition of a high-quality, free cash flowing mine in a world class jurisdiction. The Island Gold Mine is a long-life, high-grade, underground mine with exploration potential, increasing production and first quartile cash costs, located in Ontario, Canada.

    Solidifies Alamos’ position as a leading intermediate gold producer. Alamos is expected to have diversified gold production of over 500,000 ounces in 2017, anchored by three core, low-cost, long-life operations in Canada and Mexico.

    Superior production growth and cost profile. The Island Gold Mine’s near-term production growth complements Alamos’ existing peer-leading growth profile, while lowering the near- and long-term cost profile of Alamos. The Alamos Board also anticipates delivery of cost savings through corporate, tax and other operating synergies.

    Improved cash flow generation to support peer leading growth pipeline. The Island Gold Mine provides immediate cash flow accretion and strong operating cash flow to support internal growth initiatives of Alamos.

    Stronger financial position and flexibility. Alamos will have increased financial flexibility with enhanced free cash flow and a strengthened balance sheet with cash and equity securities of approximately $201 million as at June 30, 2017 on a pro forma basis.

    Revaluation opportunity through enhanced capital markets profile. Alamos will become a top 10 gold producer in North America (based on estimated 2018 production), with nearly 60% of its production in Canada, peer leading growth, a strong balance sheet, proven management team, and expected increased trading liquidity providing a strong revaluation opportunity through its potentially enhanced appeal in the market.

    Fairness opinion. The Alamos Board has received a fairness opinion from BMO Capital Markets to the effect that, as at September 10, 2017, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Alamos pursuant to the Arrangement is fair, from a financial point of view, to Alamos. See “The Arrangement – Alamos Fairness Opinion”.

    Support of Alamos directors and senior officers. All of the directors and senior officers of Alamos have entered into the Alamos Lock-Up Agreements pursuant to which they have agreed, among other things, to vote their Alamos Shares in favour of the Alamos Share Issuance Resolution. As of the date of the Arrangement Agreement, the Alamos Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 6,373,250 Alamos Shares or other securities of Alamos convertible into Alamos Shares, representing approximately 1.97% of the Alamos Shares on a fully diluted basis.

    Other factors. The Alamos Board also considered the Arrangement with reference to current economic, industry and market trends affecting each of Alamos and Richmont in the gold market, information concerning the reserves and resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Alamos and Richmont and the then historical trading prices of the Alamos Shares and the Richmont Shares.

  In addition, the Alamos Board considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Alamos Board believes that, overall, the anticipated benefits of the Arrangement to Alamos outweigh these risks.

  In making its determinations and recommendations, the Alamos Board also observed that a number of procedural safeguards were in place and are present to permit the Alamos Board to represent the interests of Alamos, the Alamos Shareholders and Alamos’ other stakeholders. These procedural safeguards include, among others:

    Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Alamos’ ability to solicit interest from third parties, the Arrangement Agreement allows Alamos to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the Alamos Meeting that constitutes or that may reasonably be expected to lead to an Alamos Superior Proposal.

    Reasonable Termination Payment. The amount of the Termination Payment, being C$35 million and payable under certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”, is reasonable.

    Shareholder approval. The Alamos Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders who vote in person or by proxy at the Alamos Meeting.

  See “The Arrangement – Recommendation of the Alamos Board – Reasons for the Recommendation of the Alamos Board”.

  Lock-Up Agreements

  The Richmont Locked-Up Shareholders have each entered into the Richmont Lock-Up Agreements with Alamos pursuant to which they have agreed, among other things, to support the Arrangement and vote their Richmont securities in favour of the Richmont Arrangement Resolution. As of September 8, 2017, the Richmont Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 366,536 Richmont Shares, 1,752,220 Richmont Options, 230,968 Richmont RSUs and 111,437 Richmont DSUs representing approximately 3.74% of the Richmont Shares (on a fully diluted basis) on such date. The Richmont Lock-Up Agreements may be terminated by the Richmont Locked-Up Shareholders in certain limited circumstances, including in the event that the Arrangement Agreement is terminated in accordance with its terms. See “Summary of Material Agreements – Lock-Up Agreements”.

  The Alamos Locked-Up Shareholders have each entered into the Alamos Lock-Up Agreements with Richmont pursuant to which they have agreed, among other things, to support the Arrangement and vote their Alamos securities in favour of the Alamos Share Issuance Resolution. As of September 8, 2017, the Alamos Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 1,107,878 Alamos Shares, 4,306,470 Alamos Options, 609,210 Alamos PSUs, 477,018 Alamos RSUs (only 43,830 of which can be settled through the issuance of Alamos Shares) or 445,745 Alamos DSUs (only 305,863 of which can be settled through the issuance of Alamos Shares) representing approximately 1.97% of the Alamos Shares (on a fully diluted basis) on such date. The Alamos Lock-Up Agreements may be terminated by the Alamos Locked-Up Shareholders in certain limited circumstances, including in the event that the Arrangement Agreement is terminated in accordance with its terms. See “Summary of Material Agreements – Lock-Up Agreements”.

  Procedure for the Arrangement to Become Effective

  Summary of Key Procedural Steps

  The Arrangement is proposed to be carried out pursuant to Chapter XVI – Division II of the QBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Richmont Arrangement Resolution must be approved by the Richmont Shareholders in the manner set forth in the Interim Order;

(b)	the Alamos Share Issuance Resolution must be approved by the Alamos Shareholders in the manner required by the TSX;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)	the Articles of Arrangement in the form prescribed by the QBCA must be filed with the Enterprise Registrar.

  Court Approval

  Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on November 21, 2017 at 9:00 a.m. (Eastern time) at the Court, located at 1 Notre Dame Street East, Montréal, Québec, Room 16. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Approvals – Court Approval”.

  Conditions Precedent

  The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of Richmont and Alamos at or prior to the Effective Time. See “Summary of Material Agreements – The Arrangement Agreement – Conditions”.

  Effective Date

  The Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Enterprise Registrar, which is expected to occur on or about November 23, 2017, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including that the Final Order has been granted by the Court.

  The Companies

  Richmont

  Richmont currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine. On October 2, 2017, Richmont completed a transaction with Monarques, pursuant to which Monarques acquired Richmont’s Québec-based assets including the Beaufor Mine, the Camflo Mill and the Wasamac Development Project as well as all other mineral claims, mining leases and mining concessions located in the Province of Québec in exchange for Monarques Shares and the retention of net smelter return royalties on the Québec properties. See Appendix I - “Information Concerning Richmont Mines Inc.”

  Alamos

  Alamos, a corporation continued under the laws of the Province of Ontario, is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Young-Davidson Mine in Ontario, Canada and the Mulatos Mine and El Chanate Mine in the state of Sonora, Mexico. Alamos also owns the development-stage Agi Dagi, Kirazli and Çamyurt Projects in the Biga district of northwestern Turkey; the Esperanza Project in Morelos State, Mexico; the Quartz Mountain Property in Oregon, USA; and the Lynn Lake Project in Manitoba, Canada. See Appendix J - “Information Concerning Alamos Gold Inc.”

  Structure of Alamos Post-Arrangement

  The following chart shows, in a simplified manner, the relationship between Alamos and Richmont immediately following completion of the Arrangement. Below each company’s name is the jurisdiction in which the company was incorporated (or continued), formed or organized.

  Richmont is a corporation existing under the laws of the Province of Québec. Following the Arrangement, Alamos will continue to be a corporation existing under the laws of the Province of Ontario. The protections available for shareholders of a corporation existing under the QBCA differ in some respects from those available to a corporation existing under the OBCA. See Appendix M – “Summary Comparison of Shareholder Rights Under the QBCA and OBCA” for a summary comparison of certain shareholder rights under the QBCA and the OBCA.

  Procedures for Exchange of Richmont Shares

  Enclosed with this Circular is the Letter of Transmittal printed on blue paper which, when properly completed and duly executed and returned to the Depositary together with the certificate or certificates representing Richmont Shares and all other required documents, will enable each Richmont Shareholder to obtain the Alamos Consideration Shares to which such Richmont Shareholder is ultimately entitled under the Arrangement. See “The Arrangement – Procedure for Exchange of Richmont Shares”.

  Fractional Shares

  No fractional Alamos Shares shall be issued to any person pursuant to the Plan of Arrangement. Where the aggregate number of Alamos Shares to be issued to a Richmont Shareholder pursuant to the Arrangement would result in a fraction of an Alamos Share being issuable, (i) the number of Alamos Shares to be received by such former Richmont Shareholder shall be rounded down to the nearest whole Alamos Share, and (ii) such former Richmont Shareholder shall receive a cash payment representing such former Richmont Shareholder’s proportionate interest, if any, in the proceeds from the sale by the Depositary (reduced by any fees of the Depositary attributable to such sale), as agent for such former Richmont Shareholders, in one or more transactions, of the number of Alamos Shares (which Alamos shall issue to the Depositary on behalf of such Richmont Shareholders) equal to the excess of (a) the aggregate number of Alamos Shares that otherwise would be issued to the Richmont Shareholders pursuant to the Arrangement over (b) the aggregate number of Alamos Shares actually issued to Richmont Shareholders as described in clause (i) above. See “The Arrangement – Fractional Shares”.

  Lost Certificates

  In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Richmont Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Alamos Consideration Shares to which the holder thereof is entitled under the Arrangement, net of any amounts required to be withheld (see “The Arrangement – Withholding Rights”), in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Richmont, Alamos and the Depositary in such sum as Alamos may direct or otherwise indemnify Alamos in a manner satisfactory to Alamos against any claim that may be made against Alamos with respect to the certificate alleged to have been lost, stolen or destroyed. See “The Arrangement – Lost Certificates”.

  Dissent Rights for Richmont Shareholders

  Only registered Richmont Shareholders have the right to demand the repurchase of their Richmont Shares in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of the Richmont Shares by Richmont. Registered Richmont Shareholders who wish to exercise their Dissent Rights with respect to Richmont Shares held by them must send a Dissent Notice pursuant to and in the manner set forth in the Plan of Arrangement, the Interim Order and the provisions of Chapter XIV – Division I of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) in connection with the Arrangement. Notwithstanding section 376 of the QBCA, the written Dissent Notice referred to in section 376 of the QBCA must be received by the Secretary of Richmont, at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6, fax number: 819-797-0166, with a copy to Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Square Victoria, Suite 3700 P.O. Box 242, Montréal, Québec H4Z 1E9, fax number: 1-514-397-7600, Attention: Alain Riendeau no later than 5:00 p.m. (Eastern time) on the business day immediately preceding the Richmont Meeting.

  The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Chapter XIV – Division I of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. Persons who are beneficial owners of Richmont Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Richmont Shares are entitled to exercise Dissent Rights. A holder of Richmont Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Richmont Shares held on behalf of any one beneficial holder and registered in the name of such Richmont Shareholder. The Richmont Shares are most likely global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the Richmont Shares. Accordingly, a non-registered owner of Richmont Shares desiring to exercise Dissent Rights must make arrangements for the Richmont Shares beneficially owned by that holder to be registered in the name of the Richmont Shareholder prior to the time the Dissent Notice is required to be received by Richmont or, alternatively, make arrangements for the registered holder of such Richmont Shares to exercise Dissent Rights on behalf of the holder. Note that sections 393 to 397 of the QBCA, the text of which is attached as Appendix L to this Circular, set forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by non-registered Richmont Shareholders.

  Richmont Shareholders who duly exercise such Dissent Rights and who: (i) are ultimately entitled to be paid fair value for their Richmont Shares shall be entitled to be paid by Richmont such fair value and will not be entitled to any other payment or consideration, including any Alamos Shares to which such holder would have been entitled under the Arrangement had such holder not exercised Dissent Rights in respect of Richmont Shares; or (ii) are ultimately not entitled, for any reason, to be paid fair value for their Richmont Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Richmont Shareholder. In no case shall Richmont, Alamos or any other Person be required to recognize such holders as Richmont Shareholders after the Effective Time, and the names of such Richmont Shareholders shall be deleted from the register of Richmont Shareholders at the Effective Time. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. See “The Arrangement – Dissent Rights for Richmont Shareholders”.

  Stock Exchange Listings for Alamos Consideration Shares

  The Alamos Shares are listed on the TSX and the NYSE trading under the symbol “AGI”. Alamos has applied to the TSX and the NYSE to list the Alamos Shares issuable under the Arrangement. It is a condition of closing that the TSX and the NYSE shall have conditionally approved the listing of the Alamos Consideration Shares, subject to official notice of issuance and the satisfaction of customary conditions required by such exchanges.

  Certain Canadian Federal Income Tax Considerations of the Arrangement for Richmont Shareholders

  Generally, a Resident Holder will not recognize a capital gain or a capital loss in respect of the exchange of Richmont Shares for Alamos Shares unless the Richmont Shareholder chooses to recognize any portion of the capital gain or capital loss otherwise arising by reporting the capital gain or capital loss in the Resident Holder’s tax return under the Tax Act for the Resident Holder’s taxation year in which the exchange occurs.

  A Non-Resident Holder will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Richmont Shares pursuant to the Arrangement as long as such Richmont Shares do not constitute “taxable Canadian property” of the Non-Resident Holder as defined in the Tax Act.

  The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”. Richmont Shareholders are strongly urged to consult their own tax advisors about the possible Canadian federal income tax consequences of the Arrangement.

  Certain United States Federal Income Tax Considerations of the Arrangement for Richmont Shareholders

  For U.S. federal income tax purposes, Alamos and Richmont intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. However, neither Alamos nor Richmont has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a reorganization or that a U.S. court would uphold the status of the Arrangement as a reorganization in the event of an IRS challenge.

  If the Arrangement qualifies as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, then, subject to the limitations and qualifications described in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”, a U.S. Holder generally will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement, except to the extent of any cash received in lieu of a fractional Alamos Share. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement.

  The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain United States Federal Income Tax Considerations for Richmont Shareholders”. Richmont Shareholders are strongly urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

  Risk Factors

  There are risks associated with the completion of the Arrangement. Some of these risks include that the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Richmont Shares or Alamos Shares may be adversely affected. In addition, the completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of Richmont and Alamos. See “Risk Factors” and “Summary of Material Agreements – The Arrangement Agreement – Conditions”.

  Canadian Securities Law Matters

  The Alamos Consideration Shares to be issued in exchange for Richmont Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities laws in each province and territory of Canada in which Alamos is a reporting issuer. Subject to customary restrictions applicable to distributions of shares that constitute “control distributions”, Alamos Consideration Shares issued pursuant to the Arrangement will be freely tradable and may be resold in each province and territory in Canada. See “The Arrangement - Issuance and Resale of Alamos Consideration Shares - Canada”.

  United States Securities Law Matters

  The Alamos Shares issuable to Richmont Shareholders in exchange for their Richmont Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

  The Alamos Shares to be received by Richmont Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Alamos at the time of such resale or who have been affiliates of Alamos within 90 days before the Effective Time of the Arrangement. Further, the Alamos Shares issuable upon the exercise of the Alamos Replacement Options in the United States after the Effective Time will not be issued in reliance upon section 3(a)(10) of the U.S. Securities Act and such options may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable state securities laws and, if issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions. See “The Arrangement - Issuance and Resale of Alamos Consideration Shares - United States”.

  JOINT MANAGEMENT INFORMATION CIRCULAR

  Introduction

  All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”. Information contained in this Circular, including information in the appendices hereto, which form part of this Circular, is given as of October 18th, 2017 unless otherwise specifically stated.

  This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Richmont and management of Alamos for use at the Richmont Meeting and the Alamos Meeting, respectively. Management of Richmont and Alamos will solicit proxies primarily by mail, but proxies may also be solicited by telephone, e-mail, facsimile, in writing or in person by directors, officers, employees or agents of Richmont and Alamos. Richmont and Alamos have also jointly retained Laurel Hill to provide the following services in connection with each of the Richmont Meeting and the Alamos Meeting: strategic insight on messaging and shareholder engagement, review and analysis of the Circular, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of Richmont Shareholder and Alamos Shareholder proxies, and the solicitation of Richmont Shareholder and Alamos Shareholder proxies including contacting Richmont Shareholders and Alamos Shareholders by telephone. The cost of the proxy solicitation services is approximately C$70,000 (including certain success fees) plus out-of-pocket expenses and applicable taxes for each of Richmont and Alamos. The cost of solicitation of proxies for use at the Richmont Meeting will be paid by Richmont and the cost of solicitation of proxies for use at the Alamos Meeting will be paid by Alamos.

  The information concerning Richmont and its respective subsidiaries contained in this Circular, including the appendices, has been provided by Richmont for inclusion in this Circular. Although Alamos has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Richmont are untrue or incomplete, Alamos assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Richmont to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Alamos.

  The information concerning Alamos and its subsidiaries contained in this Circular, including the appendices, has been provided by Alamos for inclusion in this Circular. Although Richmont has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Alamos are untrue or incomplete, Richmont assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Alamos to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Richmont.

  This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Richmont Meeting or the Alamos Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

  All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E. Richmont Shareholders are urged to carefully read the full text of the Plan of Arrangement.

  NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

  The Alamos Shares to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction and will be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof, on the basis of the approval of the Court and compliance with or exemption from the registration or qualification requirements of state or “blue sky” securities laws. See “The Arrangement – Issuance and Resale of Alamos Consideration Shares”.

  Richmont is a corporation existing under the laws of the Province of Québec. Alamos is a corporation existing under the laws of the Province of Ontario. The solicitation of proxies and the transactions contemplated in this Circular involve securities of two Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Richmont or to Alamos or this solicitation. Richmont Shareholders and Alamos Shareholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under U.S. Securities Laws.

  Information concerning Richmont and Alamos has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

  Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

  The financial statements included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differ from U.S. generally accepted accounting principles in certain material respects. Therefore, such financial statements may not be comparable to financial statements of U.S. companies.

  The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be adversely affected by the fact that Richmont is a corporation existing and governed under the laws of the Province of Québec and by the fact that Alamos is a corporation existing and governed under the laws of the Province of Ontario, and that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Richmont, Alamos, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

  STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

  This Circular, the pro forma consolidated financial statements of Alamos and the material incorporated by reference into this Circular contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).

  Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect” or “does not expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events, actions, results or conditions “could”, “may”, “might”, “will” or “would” occur, be taken or achieved . Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Alamos or Richmont to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Richmont and Alamos disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The reader is cautioned not to place undue reliance on forward-looking statements.

  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Richmont and Alamos as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Richmont and Alamos contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (i) that Richmont and Alamos will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (ii) the accuracy of management’s assessment of the effects of the completion of the Arrangement; (iii) the integration of Richmont and Alamos as planned; (iv) the accuracy of Richmont’s and Alamos’ mineral reserve and mineral resource estimates; (v) the continuing operation of the Young-Davidson Mine, Mulatos Mine, Island Gold Mine and El Chanate Mine consistent with Richmont’s and Alamos’ current expectations; (vi) the permitting, development, operations and expansion of the Young-Davidson Mine, Mulatos Mine, Lynn Lake Project, Island Gold Mine and the Agi Dagi, Kirazli and Çamyurt Projects being consistent with Richmont’s and Alamos’ current expectations; (vii) the listing of the Alamos Consideration Shares on the TSX and NYSE, as applicable; (viii) there being no significant political, legal or tax developments or changes, whether generally or in respect of the mining industry specifically, in any jurisdiction in which Richmont or Alamos now, or following completion of the Arrangement, Alamos carries on business which are not consistent with Richmont’s or Alamos’ current expectations; (ix) there being no significant disruptions affecting Richmont’s or Alamos’ current or future operations, including Alamos’ operations following completion of the Arrangement, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (x) that the exchange rate between the Canadian dollar, Mexican peso, Turkish lira and the U.S. dollar will be approximately consistent with current levels; (xi) certain price assumptions for gold; (xii) Richmont’s and Alamos’ expectations and assumptions with respect to future growth of Alamos including with respect to future growth in gold production; (xiii) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (xiv) production forecasts meeting expectations; (xv) the ability to achieve the results of the Expansion Case PEA; (xvi) labour and materials costs increasing on a basis consistent with Richmont’s and Alamos’ current expectations; and (xvii) the trading price of the Alamos Shares and the Richmont Shares.

  In addition to those risk factors described under the heading “Risk Factors”, known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors include, but are not limited to:

    significant increases or decreases in the prices of gold;

    changes in interest rates and currency exchange rates;

    timing and amount of production;

    unanticipated grade changes;

    unanticipated recovery rates or production problems;

    changes in mining, processing and overhead costs;

    changes in metallurgy and processing technology;

    access and availability of materials, equipment, supplies, labour and supervision, power and water;

    determination of mineral reserves and mineral resources (including the assumptions underlying the conversion of mineral resources to mineral reserves);

    availability of drill rigs;

    changes in operating parameters;

    costs and timing of development of new mineral reserves;

    results of current and future feasibility studies;

    joint venture relationships;

    political or economic instability, either globally or in the countries in which Richmont and/or Alamos operate;

    Alamos’ ability to successfully integrate acquisitions;

    changes in governmental policies or laws;

    wars or armed conflicts, either globally or in the countries in which Richmont and/or Alamos operate;

    local and community impacts and issues;

    changes in aboriginal title or rights to Richmont’s or Alamos’ Canadian properties or Alamos’ Mexican properties;

    timing and receipt of government and other approvals and consents;

    accidents and labour disputes;

    environmental costs and risk;

    competitive factors, including competition for property acquisitions;

    adverse weather conditions and damage arising as a result; and

    availability of capital at reasonable rates or at all.

  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Richmont’s, and Alamos’, actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Richmont or Alamos.

  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Circular are qualified by these cautionary statements and those made in each of Alamos’ and Richmont’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Alamos or Richmont. Accordingly, undue reliance should not be placed on forward-looking statements. Richmont and Alamos undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Circular or as otherwise required by applicable laws.

  NON-IFRS MEASURES

  Cash costs, all-in sustaining costs, and all-in costs are non-IFRS performance measures referred to in this Circular, and may not be comparable to similar measures presented by other companies. Richmont and Alamos believe that, in addition to conventional measures prepared in accordance with IFRS, Richmont, Alamos and certain investors use this information to evaluate its performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

  “Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. Richmont reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures, and exploration and project evaluation costs.

  All-in sustaining costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. Richmont and Alamos believe that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of its operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and project evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

  Readers should refer to the reconciliation between the non-IFRS measures presented in this Circular, as applicable, to the most directly comparable IFRS measures in each of Alamos’ and Richmont’s management’s discussion and analysis of financial condition and results of operations as at and for the three-month and six-month periods ended June 30, 2017 and June 30, 2016, respectively, which are incorporated by reference in this Circular.

  REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

  Unless otherwise indicated, all references to “$”, “US$” or “U.S. dollars” in this Circular refer to United States dollars and all references to “C$” in this Circular refer to Canadian dollars. Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Richmont have been prepared and presented in Canadian dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Alamos, have been prepared and presented in U.S. dollars in accordance with IFRS. The unaudited pro forma financial statements of Alamos, have been prepared based on financial statements prepared and presented in U.S. dollars in accordance with IFRS.

  CURRENCY EXCHANGE RATE INFORMATION

  The following table sets forth the high and low exchange rates for one United States dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada for the years ended December 31, 2016 and 2015, and based upon the average daily exchange rate provided by the Bank of Canada for the six months ended June 30, 2017.

Six Months
	Ended June 30,	Years Ended December 31,
	2017	2016	2015
High	C$1.3743	C$1.4589	C$1.3990
Low	C$1.2977	C$1.2544	C$1.1728
Average rate for period	C$1.3343	C$1.3248	C$1.2787
End of period	C$1.2977	C$1.3427	C$1.3840

  On October 17, 2017 the average exchange rate for one United States dollar expressed in Canadian dollars as provided by the Bank of Canada was C$1.2548.

  THE RICHMONT MEETING

  The Richmont Meeting will be held on November 16, 2017, subject to any adjournment or postponement thereof, at 10:00 a.m. (Eastern time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6 for the purposes set forth in the accompanying Richmont Notice of Special Meeting.

  The directors and officers of Richmont who own, or exercise control or direction over, Richmont Shares or other securities convertible into, or exchangeable for, Richmont Shares have agreed to vote their Richmont Shares in favour of the Richmont Arrangement Resolution pursuant to the Richmont Lock-Up Agreements.

  Appointment and Revocation of Proxies

  The Richmont named proxy holders are René Marion, or failing him, Renaud Adams. A Richmont Shareholder who wishes to appoint another person or entity (who need not be an Richmont Shareholder) to represent the Richmont Shareholder at the Richmont Meeting may either insert the person’s or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

  The proxy must be in writing and signed by the Richmont Shareholder or by the Richmont Shareholder’s attorney, duly authorized in writing or, if the Richmont Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received at the office of Richmont’s transfer agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Richmont Meeting or any adjournment or postponement thereof.

  A Richmont Shareholder who has voted by proxy may revoke it any time prior to the Richmont Meeting. To revoke a proxy, a Registered Richmont Shareholder may deliver a written notice to Richmont’s registered office at Brookfield Place, 181 Bay Street, Suite 810, Toronto, Ontario, M5J 2T3, facsimile: 416-397-8620, Attention: Anne Day, or at the offices of Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to 10:00 a.m. (Eastern time) on the last business day before the Richmont Meeting or any adjournment or postponement of the Richmont Meeting. A proxy may also be revoked on the day of the Richmont Meeting or any adjournment or postponement of the Richmont Meeting by a Registered Richmont Shareholder by delivering written notice to the chair of the Richmont Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Richmont Shareholder or by an attorney who has the Richmont Shareholder’s written authorization. If the Richmont Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered Richmont Shareholders have the right to directly revoke a proxy. Beneficial Richmont Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

  If you have questions, you may contact the joint proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) email to assistance@laurelhill.com.

  Voting of Proxies and Exercise of Discretion

  The accompanying form of Richmont proxy confers authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Richmont Notice of Special Meeting or other matters that may properly come before the Richmont Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will be voted or withheld on such matters in accordance with the instructions of the Richmont Shareholder. At the date of this Circular, management of Richmont is not aware of any such amendments, variations or other matters which are to be presented for action at the Richmont Meeting.

  IN THE ABSENCE OF ANY SUCH INSTRUCTION, RICHMONT SHARES WILL BE VOTED IN FAVOUR OF THE RICHMONT ARRANGEMENT RESOLUTION.

  Voting by Registered Richmont Shareholders

  As a Registered Richmont Shareholder you can vote your Richmont Shares in the following ways:

In Person	If you are a Registered Richmont Shareholder, you can attend the Richmont Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Richmont Meeting.
Phone

  For Registered Richmont Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions.

  You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail	Enter voting instructions, sign the form of proxy or voting instruction form and send your completed form of proxy or voting instruction form to:

  Computershare Trust Company of Canada
  Attention: Proxy Department
  100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy or voting instruction form and follow the instructions on screen.
Questions?	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

  Notice to Non-Registered (Beneficial) Richmont Shareholders

  The information set forth in this section is of significant importance to many Richmont Shareholders, as a substantial number of Richmont Shareholders do not hold Richmont Shares in their own name. Beneficial Richmont Shareholders should note that only proxies deposited by Richmont Shareholders whose names appear on the records of Richmont as Registered Richmont Shareholders can be recognized and acted upon at the Richmont Meeting or any adjournment or postponement thereof. If Richmont Shares are listed in an account statement provided to a Richmont Shareholder by a broker or other intermediary, then in almost all cases, those Richmont Shares will not be registered in the Richmont Shareholder’s name on Richmont’s Share register.

  Those Richmont Shares will more likely be registered under the name of the Richmont Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those Richmont Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Richmont Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Richmont Shareholders. Without specific instructions, the intermediaries are prohibited from voting Richmont Shares for their clients. Richmont does not know for whose benefit the Richmont Shares registered in the name of CDS & Co., or another intermediary, are held.

  Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Richmont Shareholders in order to ensure that their Richmont Shares are voted at the Richmont Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Richmont Shareholder by its intermediary is identical to the form of proxy provided to Registered Richmont Shareholders; however, its purpose is limited to instructing the Registered Richmont Shareholder on how to vote on behalf of the beneficial Richmont Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a beneficial Richmont Shareholder – holding your Richmont Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, beneficial Richmont Shareholders can call the toll-free telephone number printed on their voting instruction form or access Broadridge’s dedicated voting website at www.proxyvote.com and enter their 16-digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Richmont Shares to be represented at the Richmont Meeting or any adjournment or postponement thereof. Richmont may utilize the Broadridge QuickVote™ service to assist non-registered Richmont Shareholders that are U.S. “non-objecting beneficial owners” with voting their Richmont Shares over the telephone. Laurel Hill may contact U.S. “non-objecting beneficial owners” of Richmont Shares to assist in conveniently voting their Richmont Shares directly over the phone.

  A beneficial Richmont Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Richmont Shares directly at the Richmont Meeting or any adjournment or postponement thereof. Although a beneficial Richmont Shareholder may not be recognized directly at the Richmont Meeting for the purposes of voting Richmont Shares registered in the name of an intermediary, a beneficial Richmont Shareholder may obtain a legal proxy from such intermediary, or Broadridge as the agent for that intermediary, to attend the Richmont Meeting as a proxyholder for the Registered Richmont Shareholder and vote their Richmont Shares in that capacity. To do this, a beneficial Richmont Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Richmont Meeting and return the voting instruction form to their intermediary or Broadridge in accordance with the instructions provided well in advance of the Richmont Meeting. Beneficial Richmont Shareholders will need to bring the legal proxy to the Richmont Meeting in order to vote their Richmont Shares.

  If you have questions, you may contact the joint proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) email to assistance@laurelhill.com.

  Voting Securities and Principal Holders of Voting Securities

  Richmont is authorized to issue an unlimited number of Richmont Shares, of which 63,817,131 Richmont Shares were issued and outstanding as of October 17, 2017. Richmont Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Richmont Shareholders, and each Richmont Share confers the right to one vote in person or by proxy at all meetings of the Richmont Shareholders.

  Richmont Shareholders at 5:00 p.m. (Eastern time) on the Record Date are entitled to vote or to have their Richmont Shares voted at the Richmont Meeting.

  As at October 17, 2017, to the knowledge of the directors and executive officers of Richmont, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Richmont carrying 10% or more of the voting rights attached to any class of voting securities of Richmont.

  Business of the Richmont Meeting

  As set out in the Richmont Notice of Special Meeting, at the Richmont Meeting, Richmont Shareholders will be asked to consider and vote on the Richmont Arrangement Resolution.

  In order for the Arrangement to be completed, Richmont Shareholders must approve the Richmont Arrangement Resolution.

  Based on the Richmont and Alamos securities outstanding on September 8, 2017, following completion of the Arrangement and assuming all Richmont Options are exchanged for Alamos Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, on a pro forma basis, former Richmont Shareholders immediately prior to the Effective Time will hold approximately 23% of the Alamos Shares issued and outstanding immediately after the Effective Time, while existing Alamos Shareholders immediately prior to the Effective Time will hold approximately 77% of the Alamos Shares issued and outstanding immediately after the Effective Time.

  The Arrangement Agreement is the result of arm’s length negotiations between Representatives of Alamos and Richmont and their respective legal and financial advisors. The directors and officers of Richmont (being insiders of

  Richmont) are participating in the Arrangement. See “Interest of Certain Persons in Matters to be Acted Upon -Richmont Change of Control Payments”.

  In order to become effective the Arrangement will require, among other things, the approval of the Richmont Arrangement Resolution. The Richmont Arrangement Resolution will require: (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the Richmont Excluded Votes.

  Record Date

  The Richmont Board has passed a resolution to fix 5:00 p.m. (Eastern time) on October 17, 2017 as the Record Date for the determination of the Registered Richmont Shareholders that will be entitled to notice of the Richmont Meeting, and any adjournment or postponement of the Richmont Meeting, and that will be entitled to vote at the Richmont Meeting. The Record Date will not change in respect of any adjournment or postponement of the Richmont Meeting.

  Quorum

  Under Richmont’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the outstanding Richmont Shares and who are entitled to vote at the Richmont Meeting.

  THE ALAMOS MEETING

  The Alamos Meeting will be held on November 16, 2017, subject to any adjournment or postponement thereof, at 10:30 a.m. (Eastern time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6 for the purposes set forth in the accompanying Alamos Notice of Special Meeting.

  The directors and officers of Alamos who own, or exercise control or direction over, Alamos Shares or securities convertible into, or exchangeable for, Alamos Shares have agreed to vote their Alamos Shares in favour of the Alamos Share Issuance Resolution pursuant to the Alamos Lock-Up Agreements.

  Appointment and Revocation of Proxies

  The Alamos named proxy holders are Paul J. Murphy, or failing him, John A. McCluskey, or failing him, James Porter, or failing him Greg Fisher. An Alamos Shareholder who wishes to appoint another person or entity (who need not be an Alamos Shareholder) to represent the Alamos Shareholder at the Alamos Meeting may either insert the person’s or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

  The proxy must be in writing and signed by the Alamos Shareholder or by the Alamos Shareholder’s attorney, duly authorized in writing or, if the Alamos Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the transfer agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Alamos Meeting or any adjournment or postponement thereof.

  An Alamos Shareholder who has voted by proxy may revoke it any time prior to the Alamos Meeting. To revoke a proxy, a Registered Alamos Shareholder may deliver a written notice to Alamos’ head office at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3, facsimile: 416-368-2934, Attention: Nils Engelstad, or at the offices of Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time up to 10:30 a.m. (Eastern time) on the last business day before the Alamos Meeting or any adjournment or postponement of the Alamos Meeting. A proxy may also be revoked on the day of the Alamos Meeting or any adjournment or postponement of the Alamos Meeting by a Registered Alamos Shareholder by delivering written notice to the chair of the Alamos Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Alamos Shareholder or by an attorney who has the Alamos Shareholder’s written authorization. If the Alamos Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered Alamos Shareholders have the right to directly revoke a proxy. Beneficial Alamos Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

  If you have questions, you may contact Alamos’ proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) email to assistance@laurelhill.com.

  Voting of Proxies and Exercise of Discretion

  The accompanying form of Alamos proxy confers authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Alamos Notice of Special Meeting or other matters that may properly come before the Alamos Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will be voted or withheld on such matters in accordance with the instructions of the Alamos Shareholder. At the date of this Circular, management of Alamos is not aware of any such amendments, variations or other matters which are to be presented for action at the Alamos Meeting.

  IN THE ABSENCE OF ANY SUCH INSTRUCTION, ALAMOS SHARES WILL BE VOTED IN FAVOUR OF THE ALAMOS SHARE ISSUANCE RESOLUTION.

  Voting by Registered Alamos Shareholders

  As a Registered Alamos Shareholder you can vote your shares in the following ways:

In Person	If you are a Registered Alamos Shareholder you can attend the Alamos Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Alamos Meeting.
Phone	For Registered Alamos Shareholders call 1-866-732-8683 (toll-free in North America) and follow the instructions. You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)
Mail

  Enter voting instructions, sign the form of proxy and send your completed form of proxy to:

  Computershare Trust Company of Canada
  Attention: Proxy Department
  100 University Avenue, 8th Floor
  Toronto, Ontario M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Call Laurel Hill at 1-877-452-7184 (toll-free within North America) or at 416-304-0211 (collect call outside North America) or email assistance@laurelhill.com.

  Notice to Non-Registered (Beneficial) Alamos Shareholders

  The information set forth in this section is of significant importance to many Alamos Shareholders, as a substantial number of Alamos Shareholders do not hold Alamos Shares in their own name. Beneficial Alamos Shareholders should note that only proxies deposited by Alamos Shareholders whose names appear on the records of Alamos as Registered Alamos Shareholders can be recognized and acted upon at the Alamos Meeting or any adjournment or postponement thereof. If Alamos Shares are listed in an account statement provided to an Alamos Shareholder by a broker or other intermediary, then in almost all cases, those Alamos Shares will not be registered in the Alamos Shareholder’s name on the records of Alamos.

  Those Alamos Shares will more likely be registered under the name of the Alamos Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those Alamos Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Alamos Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Alamos Shareholders. Without specific instructions, the intermediaries are prohibited from voting Alamos Shares for their clients. Alamos does not know for whose benefit the Alamos Shares registered in the name of CDS & Co., or another intermediary, are held.

  Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Alamos Shareholders in order to ensure that their Alamos Shares are voted at the Alamos Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Alamos Shareholder by its intermediary is identical to the form of proxy provided to Registered Alamos Shareholders; however, its purpose is limited to instructing the Registered Alamos Shareholder on how to vote on behalf of the beneficial Alamos Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a beneficial Alamos Shareholder – holding your Alamos Shares through a bank, broker, trust company, or custodian - you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively beneficial Alamos Shareholders can call the toll-free telephone number printed on your voting instruction form or go to www.proxyvote.com and enter your 16 digit control number to deliver your voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Alamos Shares to be represented at the Alamos Meeting or any adjournment or postponement thereof. Alamos may utilize Broadridge QuickVote™ service to assist non-registered Alamos Shareholders that are “non-objecting beneficial owners” with voting their Alamos Shares over the telephone. Laurel Hill may contact “non-objecting beneficial owners” of Alamos Shares to assist in conveniently voting their Alamos Shares directly over the phone.

  A beneficial Alamos Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Alamos Shares directly at the Alamos Meeting or any adjournment or postponement thereof. Although a beneficial Alamos Shareholder may not be recognized directly at the Alamos Meeting for the purposes of voting Alamos Shares registered in the name of an intermediary, a beneficial Alamos Shareholder may obtain a legal proxy from such intermediary, or Broadridge as the agent for that intermediary, to attend the Alamos Meeting as a proxyholder for the Registered Alamos Shareholder and vote their Alamos Shares in that capacity. To do this, a beneficial Alamos Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Alamos Meeting and return the voting instruction form to their intermediary or Broadridge in accordance with the instructions provided well in advance of the Alamos Meeting. Beneficial Alamos Shareholders will need to bring the legal proxy to the Alamos Meeting in order to vote their Alamos Shares.

  If you have questions, you may contact the joint proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) email to assistance@laurelhill.com.

  Voting Securities and Principal Holders of Voting Securities

  Alamos is authorized to issue an unlimited number of Alamos Shares, of which 300,653,596 Alamos Shares were issued and outstanding as of October 17, 2017. Alamos Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Alamos Shareholders, and each Alamos Share confers the right to one vote in person or by proxy at all meetings of the Alamos Shareholders.

  Alamos Shareholders at 5:00 p.m. (Eastern time) on the Record Date are entitled to vote or to have their Alamos Shares voted at the Alamos Meeting.

  As at October 17, 2017, to the knowledge of the directors and executive officers of Alamos, other than as described below, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Alamos carrying 10% or more of the voting rights attached to any class of voting securities of Alamos:

	Number of	% of Alamos
Name	Alamos Shares(1)	Shares(2)
BlackRock, Inc.	44,006,454(3)	14.64%
Franklin Resources, Inc.	41,333,756	13.75%
Notes:
(1)	Based on publicly available information.
(2)	Based on the number of outstanding Alamos Shares as of October 17, 2017.
(3)

  BlackRock, Inc. will be issued approximately 1,163,322 Alamos Shares as a result of the Arrangement, representing approximately 0.387% of the number of issued and outstanding Alamos Shares as of October 17, 2017.

  Business of the Alamos Meeting

  As set out in the Alamos Notice of Special Meeting, at the Alamos Meeting, Alamos Shareholders will be asked to consider and vote on the Alamos Share Issuance Resolution.

  Alamos Shareholder approval is required in connection with the Arrangement by the rules and regulations of the TSX. In connection with the Arrangement, Alamos is obligated to issue, or reserve for issuance, approximately 90.89 million Alamos Shares to Richmont Shareholders, consisting of approximately 88.39 million Alamos Shares to be issued, 2 million Alamos Shares to be reserved for issuance in respect of Alamos Replacement Options and 500,000 Alamos Shares to be reserved for issuance in respect of Alamos Replacement Options (based on the number of Richmont Shares outstanding on October 17, 2017), assuming all Richmont Options are exchanged for Alamos

  Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, which is equal to approximately 30.23% of the non-diluted Alamos Shares (based on the number of Alamos Shares outstanding on October 17, 2017). Pursuant to Section 611(c) of the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

  Based on the Richmont and Alamos securities outstanding on September 8, 2017, following completion of the Arrangement and assuming all Richmont Options are exchanged for Alamos Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, on a pro forma basis, former Richmont Shareholders immediately prior to the Effective Time will hold approximately 23% of the Alamos Shares issued and outstanding immediately following the Effective Time, while existing Alamos Shareholders immediately prior to the Effective Time will hold approximately 77% of the Alamos Shares issued and outstanding immediately following the Effective Time.

  The Arrangement Agreement is the result of arm’s length negotiations between Representatives of Alamos and Richmont and their respective legal and financial advisors. The directors and officers of Richmont (being insiders of Richmont) are participating in the Arrangement. See “Interest of Certain Persons in Matters to be Acted Upon – Richmont Change of Control Payments”.

  In order to become effective the Arrangement will require, among other things, the approval of the Alamos Share Issuance Resolution. The Alamos Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting as a single class, who vote in person or by proxy at the Alamos Meeting.

  Record Date

  The Alamos Board has passed a resolution to fix 5:00 p.m. (Eastern time) on October 17, 2017 as the Record Date for the determination of the Registered Alamos Shareholders that will be entitled to notice of the Alamos Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Alamos Meeting. The Record Date will not change in respect of any adjournment or postponement of the Alamos Meeting.

  Quorum

  A quorum at the Alamos Meeting consists of two persons who are, or who represent by proxy, Alamos Shareholders, who in the aggregate, hold at least 25% of the outstanding Alamos Shares entitled to be voted at the Alamos Meeting.

  THE ARRANGEMENT

  Background to the Arrangement

  The Arrangement Agreement is the result of arm’s length negotiations among Representatives of Richmont and Alamos and their respective legal and financial advisors. The following is a summary of the material meetings, negotiations, discussions, events and actions involving the parties leading up to the announcement of the Arrangement.

  Over the past several years, it has been a core part of Alamos’ strategy to seek opportunities to maximize shareholder value through strategic acquisitions which would diversify its production base while adding a strong production growth profile in politically stable operating environments. In doing so, Alamos has sought to build upon its established production base in Mexico and development projects in Turkey. Its business combination with AuRico Gold Inc. in 2015 added the Young-Davidson Mine in northern Ontario and the El Chanate Mine in Sonora, Mexico to Alamos’ production profile. Alamos has been evaluating strategic opportunities with respect to companies similar to Richmont for a period of several years.

  Over the past few years, Richmont’s senior management team’s primary focus was to position its cornerstone Island Gold Mine as a leading, low-cost operation in Canada with an attractive growth profile. Concurrently, Richmont has, from time to time, considered strategic opportunities including acquisitions and other business combinations in order to diversify its production base and increase shareholder value. As part of this strategic initiative, Richmont has had discussions with several industry participants interested in exploring the possibility of a business combination transaction involving an acquisition of Richmont. Prior to June 2017, none of these discussions resulted in any extensive negotiations. Richmont’s primary focus during this period was on successfully enhancing both mineral reserves and resources and operational performance at its Island Gold Mine in northern Ontario, including work on a preliminary economic assessment, commenced in early 2016, for an expansion of underground mine and mill productivity to 1,100 tonnes per day (the “Expansion Case PEA”). In early February 2017, the company also began giving consideration to strategic alternatives for its Beaufor Mine, Camflo Mill and other Québec-based assets that could create additional shareholder value.

  On May 29, 2017, Richmont announced positive results from the Expansion Case PEA. In light of this announcement, and recognizing the lack of available acquisition opportunities which would enhance shareholder value, the Richmont Board suggested that management re-engage with certain of the parties with which Richmont had previously explored the possibility of a business combination, to ascertain their interest in acquiring Richmont. On June 5, 2017, Renaud Adams, the President and Chief Executive Officer and a director of Richmont, telephoned John McCluskey, the President and Chief Executive Officer and a director of Alamos, to inquire whether Alamos had an interest in receiving confidential information about Richmont as part of this exercise. On or about that date, Mr. Adams had similar discussions with a number of other strategic third parties regarding their interest in receiving confidential information about Richmont for the same purpose.

  On June 9, 2017, Richmont and Alamos entered into a one-way confidentiality agreement under which Alamos was provided access to non-public information regarding Richmont in an electronic data room.

  Over the course of the next few weeks, Richmont entered into one-way confidentiality agreements with certain other strategic parties and provided them with access to its data room.

  On June 28, 2017, certain members of senior and operational management of Richmont provided Alamos management with an overview of Richmont’s business and operations.

  On June 29, 2017, certain members of senior and operational management of Alamos who had been present at the meeting with Richmont management the previous day conducted a site visit to the Island Gold Mine.

  On August 2, 2017, the Alamos Board received an update from management regarding the discussions with Richmont and the site visit to the Island Gold Mine.

  On August 17, 2017, Mr. Adams and Mr. McCluskey met in person to discuss Alamos’ review to date. At that meeting, Mr. McCluskey reconfirmed Alamos’ interest in exploring a business combination transaction with Richmont.

  On August 18, 2017, the Richmont Board met to receive an update on the process of discussions with strategic parties and to discuss a strategy for managing the process going forward. The Richmont Board resolved to approve the appointment of Macquarie Capital and Maxit Capital as co-financial advisors to Richmont and the Richmont Board. Maxit Capital was formally engaged later the same day, and Macquarie Capital was formally engaged a week later on August 25, 2017.

  On August 21, 2017 Alamos contacted BMO Capital Markets regarding an advisory mandate in connection with the proposed transaction.

  On August 24, 2017, the Alamos Board met to receive an update from management on the progress of discussions with Richmont. The Alamos Board received a presentation from Alamos’ management, along with preliminary perspectives on a potential acquisition of Richmont from BMO Capital Markets. Following receipt of this analysis, the Board deliberated as to the merits of a potential transaction and ultimately concluded to approve management’s recommendation to provide Richmont with a non-binding letter of intent. Following the Alamos Board meeting, the terms of BMO Capital Markets’ engagement were finalized. Alamos provided Richmont with a non-binding proposal to acquire all of the outstanding Richmont Shares. Following receipt of that offer, Mr. Adams had discussions with Richmont’s legal and financial advisors and each of the other directors of Richmont to solicit their views as to the terms of the proposal. The consensus among the members of the Richmont Board and Richmont’s financial advisors was that the initial Alamos proposal did not offer a sufficiently high premium to the prevailing Richmont share price to warrant entering into any detailed discussions or negotiations with Alamos at such time, but that management of Richmont should continue to pursue discussions with Alamos with a view to Alamos potentially offering an enhancement to its initial proposal.

  On August 25, 2017, after discussions with Mr. Adams, representatives of Macquarie Capital and Maxit Capital met in person with Mr. McCluskey and representatives of BMO Capital Markets, Alamos’ financial advisor, to provide Richmont’s views on Alamos’ initial proposal. Following that meeting, Alamos provided Richmont with a revised non-binding proposal that (i) increased the exchange ratio to 1.385 Alamos shares for each Richmont share, representing an implied price of C$13.50 per Richmont Share based on Alamos’ closing share price on the TSX on August 24, 2017; and (ii) would decrease the duration of the period under which Richmont would negotiate exclusively with Alamos with respect to any strategic transaction.

  On August 26, 2017, the Richmont Board met to receive the preliminary views of Richmont’s financial advisors and its legal counsel, Fasken Martineau DuMoulin LLP, on the terms of the revised Alamos proposal. After requesting a formal presentation from each of Macquarie Capital and Maxit Capital on the terms of the proposal, the meeting was adjourned.

  On August 28, 2017, the Richmont Board resumed their previous meeting and received a detailed presentation from each of Macquarie Capital and Maxit Capital with respect to, among other things, their respective views on the value of the consideration being offered under the revised Alamos proposal, various transaction metrics applicable to Richmont and pro forma considerations. At that same meeting, the Richmont Board resolved to form a special committee of independent directors of Richmont (the “Richmont Special Committee”), comprising the four members of the Richmont Board other than Mr. Adams. Mr. René Marion, the Chairman of the Richmont Board, was appointed the chair of the Richmont Special Committee. The Richmont Special Committee’s mandate was to, among other things, receive details of, consider and evaluate any proposal concerning a potential business combination transaction and to consider and advise the Richmont Board as to whether any potential transaction was in the best interests of Richmont. After receiving legal and financial advice, the Richmont Board authorized Mr. Adams to execute a non-binding letter of intent with Alamos reflecting its proposal in substantially the form presented to them in advance of the meeting. Following the meeting of the Richmont Board, Mr. Adams met with Mr. McCluskey to further discuss the terms of that proposal. At that meeting, Alamos and Richmont entered into a non-binding letter of intent, which among other things granted Alamos the exclusive right to negotiate with Richmont only until September 13, 2017.

  On August 29, 2017, Alamos and Richmont entered into a one-way confidentiality agreement under which Richmont was provided with access to non-public information regarding Alamos in an electronic data room. Members of Richmont and Alamos senior management also met to discuss the contents of the draft Arrangement Agreement being prepared by Alamos and its advisors.

  On August 30, 2017, Alamos provided Richmont with an initial draft of the Arrangement Agreement. Between August 30 and September 11, 2017, Alamos and Richmont and their respective legal and financial advisors engaged in due diligence and discussions and negotiations regarding the terms of the Arrangement Agreement.

  On September 5, 2017, Mr. Adams conducted a site visit to Alamos’ Mulatos Mine and La Yaqui mine, located in Sonora State, Mexico. In the previous year, certain members of management of Richmont had already conducted a site visit to Alamos’ Young-Davidson Mine, located in Northern Ontario. Further, several members of senior management of Richmont were previously members of senior management of AuRico Gold Inc., the former owner and operator of the Young-Davidson Mine.

  On September 7, 2017, Aoife McGrath, the Vice-President of Exploration of Alamos conducted an additional site visit to the Island Gold Mine.

  On the morning of September 8, 2017, the Richmont Special Committee met by telephone with Richmont’s legal and financial advisors to receive an update on the status of the transaction negotiations and to discuss certain outstanding issues in relation to the Arrangement Agreement. Later in the afternoon, the Richmont Special Committee met again by telephone with legal counsel to discuss certain additional issues relating to the Arrangement.

  Also on the afternoon of September 8, 2017, Richmont’s management and its financial advisors participated in a due diligence conference call with members of Alamos’ management, where Richmont was able to pose questions of Alamos’ management with respect to Alamos’ business.

  On September 10, 2017, the Richmont Special Committee met to consider the final draft of the Arrangement Agreement. During that meeting, following a review of the process and methodologies considered by each of Macquarie Capital and Maxit Capital in evaluating the financial terms of the Arrangement, the Richmont Special Committee received an oral opinion from each of Macquarie Capital and Maxit Capital that, as of the date of each such opinion, the consideration to be received by Richmont Shareholders under the Arrangement is fair, from a financial point of view, to the Richmont Shareholders. After careful deliberation, the Richmont Special Committee determined that the Arrangement is in the best interests of Richmont and is fair to Richmont Shareholders and unanimously passed a resolution recommending that the Richmont Board approve the Arrangement and recommend to the Richmont Shareholders that they vote in favour of the Arrangement at the Richmont Meeting. Immediately following that meeting, a meeting of the Richmont Board was convened and, after due consideration of a number of factors including, among other things, the recommendation of the Richmont Special Committee and the fairness opinions received from Macquarie Capital and Maxit Capital, the Richmont Board determined that the Arrangement is in the best interests of Richmont and is fair to Richmont Shareholders and unanimously passed a resolution approving the Arrangement, authorizing Richmont to enter into the Arrangement Agreement and recommending that Richmont Shareholders vote in favour of the Arrangement.

  On September 10, 2017, the Alamos Board met to consider the final draft of the Arrangement Agreement. During that meeting, following a review of the process and methodologies considered by BMO Capital Markets in evaluating the financial terms of the Arrangement, the Alamos Board received an oral opinion from BMO Capital Markets that, as of the date of such opinion and subject to the scope of review, assumptions and limitations contained therein, the consideration to be paid by Alamos Shareholders under the Arrangement is fair, from a financial point of view, to Alamos. After careful deliberation, the Alamos Board determined that the Arrangement is in the best interests of Alamos and is fair to Alamos Shareholders and unanimously passed a resolution approving the Arrangement, authorizing Alamos to enter into the Arrangement Agreement and recommending that Alamos Shareholders vote in favour of the Arrangement.

  Following the foregoing meetings of the Richmont Board and Alamos Board, the Arrangement Agreement and certain ancillary documents were finalized. The Arrangement Agreement and the Richmont Lock-Up Agreements and Alamos Lock-Up Agreements were then executed, and the terms of the transaction were publicly announced in a joint news release by Alamos and Richmont on September 11, 2017 prior to the opening of trading on the TSX and NYSE.

  Also on September 11, 2017, Richmont announced that it had entered into a definitive agreement with Monarques regarding the sale of Richmont’s Beaufor Mine, Camflo Mill and Wasamac Development Project as well as other mineral claims, mining leases and mining concessions located in the Province of Québec.

  Recommendation of the Richmont Special Committee

  After careful consideration of the terms of the Arrangement and following consultation with its legal and financial advisors and receipt of the Richmont Fairness Opinions, the Richmont Special Committee unanimously determined that the Arrangement is in the best interests of Richmont and is fair to the Richmont Shareholders, and recommended that the Richmont Board (i) approve the Arrangement and (ii) recommend that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution.

  Recommendation of the Richmont Board

  After careful consideration, including consultation with its legal and financial advisors, the unanimous recommendation of the Richmont Special Committee, the receipt of the Richmont Fairness Opinions and the other factors set out below under the heading “The Arrangement – Recommendation of the Richmont Board – Reasons for the Recommendation of the Richmont Board”, the Richmont Board determined that the Arrangement is in the best interests of Richmont and is fair to the Richmont Shareholders, and unanimously passed a resolution approving the Arrangement, authorizing the entering into of the Arrangement Agreement and recommending that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution.

  Reasons for the Recommendation of the Richmont Board

  In the course of its evaluation of the Arrangement, the Richmont Board considered a number of factors, including those listed below, with the benefit of input from the Richmont Special Committee and advice from Richmont’s senior management, Macquarie Capital and Maxit Capital, and Richmont’s legal counsel. The following is a summary of the principal reasons for the unanimous recommendation of the Richmont Board that Richmont Shareholders VOTE IN FAVOUR of the Richmont Arrangement Resolution:

    Immediate and significant premium to Richmont Shareholders. The Exchange Ratio implies consideration of C$14.20 per Richmont Share, based on the closing price of Alamos Shares on the TSX on September 8, 2017, the last trading day prior to the announcement of the Arrangement. This represents a premium of approximately 22% to the closing price of the Richmont Shares on the TSX on September 8, 2017 and a premium of approximately 32% based on the volume-weighted average prices of the Richmont Shares and the Alamos Shares on the TSX for the 20 trading days ended September 8, 2017.

    Meaningful ownership in a diversified high-quality asset portfolio. Following completion of the Arrangement, and assuming all Richmont Options are exchanged for Alamos Replacement Options and all Richmont Retained Employee RSUs are exchanged for Alamos Replacement RSUs, Richmont Shareholders will own approximately 23% of the Alamos Shares. This provides Richmont Shareholders with meaningful ownership in Alamos’ high-quality portfolio of assets, including diversified North American gold production and peer-leading growth potential, and diversifies Richmont’s single mine risk profile.

    Continued exposure to the Island Gold Mine. As a result of their pro forma ownership interest in Alamos, Richmont Shareholders will have continued exposure to the Island Gold Mine’s significant operating and exploration upside potential.

    Significant revaluation potential. Alamos post-Arrangement provides significant revaluation potential as a diversified intermediate producer with established growth potential approaching one million ounces per year.

    Improved trading liquidity and capital markets exposure. Alamos post-Arrangement will have a market capitalization of approximately $4.0 billion (on a non-diluted basis, based on the closing prices of Richmont Shares and Alamos Shares on the TSX on September 8, 2017, the last trading day prior to the announcement of the Arrangement). The Richmont Board believes that this will significantly improve trading liquidity and capital markets exposure.

    Participation in Alamos’ semi-annual dividend. Richmont Shareholders are expected to benefit from Alamos’ historic practice of returning value to its shareholders in the form of a semi-annual dividend.

    Fairness opinions. The Richmont Board has received fairness opinions from each of Macquarie Capital and Maxit Capital to the effect that, as at September 10, 2017, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Richmont Shareholders. See “The Arrangement – Richmont Fairness Opinions”.

    Support of Richmont directors and senior officers. All of the directors and senior officers of Richmont have entered into the Richmont Lock-Up Agreements pursuant to which they have agreed, among other things, to vote their Richmont Shares in favour of the Richmont Arrangement Resolution. As of the date of the Arrangement Agreement, the Richmont Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 2,461,161 Richmont Shares or other securities of Richmont, representing approximately 3.74% of the Richmont Shares on a fully diluted basis.

    Tax-deferred rollover for Canadian Richmont Shareholders. In general, the exchange of Richmont Shares for Alamos Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Richmont Shareholder who is resident in Canada and holds its Richmont Shares as capital property for purposes of the Tax Act unless such Richmont Shareholder chooses to report such capital gain (or capital loss) in the Richmont Shareholder’s income tax return for the year in which the exchange occurs. See “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”.

    Tax-deferred rollover for U.S. Richmont Shareholders. For U.S. federal income tax purposes, Alamos and Richmont intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. If the Arrangement so qualifies, then, subject to the limitations and qualifications described in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”, a U.S. Holder generally will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement, except to the extent of any cash received in lieu of a fractional Alamos Share.

    Other factors. The Richmont Board also considered the Arrangement with reference to the financial condition and results of operations of Richmont, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions and Richmont’s financial position.

  The Richmont Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Richmont Board believes that, overall, the anticipated benefits of the Arrangement to Richmont outweigh these risks.

  In making its determinations and recommendations, the Richmont Board also observed that a number of procedural safeguards were in place and are present to permit the Richmont Board to represent the interests of Richmont, the Richmont Shareholders and Richmont’s other stakeholders. These procedural safeguards include, among others:

    Role of independent directors. The Arrangement was reviewed and evaluated by the Richmont Special Committee, comprised of members of the Richmont Board who are independent of Alamos and of management of Richmont. Following consultation with its legal and financial advisors and receipt of the Richmont Fairness Opinions, the Richmont Special Committee unanimously determined that the Arrangement is in the best interests of Richmont and is fair to the Richmont Shareholders and unanimously recommended that the Richmont Board (i) approve the Arrangement Agreement and (ii) recommend that Richmont Shareholders vote in favour of the Richmont Arrangement Resolution.

    Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Richmont’s ability to solicit interest from third parties, the Arrangement Agreement allows Richmont to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the Richmont Meeting that constitutes or that may reasonably be expected to lead to a Richmont Superior Proposal.

    Reasonable Termination Payment. The amount of the Alamos Termination Payment, being C$35 million and payable under certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”, is reasonable.

    Shareholder approval. The Arrangement must be approved by (i) the affirmative vote of at least 66⅔% of the votes cast on the Richmont Arrangement Resolution by Richmont Shareholders, and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders, who vote in person or by proxy at the Richmont Meeting, excluding the votes cast by interested parties (as defined in MI 61-101), related parties (as defined in MI 61-101) of such interested parties and joint actors (as defined in MI 61-101) of such interested parties or related parties.

    Court and regulatory approvals. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Richmont Shareholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.

    Dissent Rights. The availability of rights of dissent to registered Richmont Shareholders with respect to the Arrangement. See “The Arrangement – Dissent Rights for Richmont Shareholders”.

  The foregoing summary of the information and factors considered by the Richmont Board is not intended to be exhaustive, but includes the material information and factors considered by the Richmont Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Richmont Board’s evaluation of the Arrangement, the Richmont Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Richmont Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

  Richmont Fairness Opinions

  Richmont entered into separate engagement letters with each of Macquarie Capital and Maxit Capital pursuant to which, among other things, each of them agreed to provide Richmont with an opinion as to the fairness of the consideration to be received under the Arrangement, from a financial point of view, to Richmont Shareholders. At a meeting of the Richmont Special Committee and the Richmont Board held on September 10, 2017, each of Macquarie Capital and Maxit Capital provided both the Richmont Special Committee and the Richmont Board with an oral opinion, subsequently confirmed in writing to the Richmont Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Richmont Shareholders. The full text of the Richmont Fairness Opinions, which set forth, among other things, the credentials and independence of Macquarie Capital and Maxit Capital, as applicable, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken by Macquarie Capital and Maxit Capital in connection with their respective opinions, are attached to this Circular as Appendix F and Appendix G. The Richmont Fairness Opinions are not intended to be, and do not constitute, a recommendation to any Richmont Shareholder as to how to vote or act at the Richmont Meeting. The Richmont Fairness Opinions are among a number of factors taken into consideration by the Richmont Board in considering the Arrangement. This summary of the Richmont Fairness Opinions is qualified in its entirety by reference to the full text of the Richmont Fairness Opinions, and Richmont Shareholders are urged to read the Richmont Fairness Opinions in their entirety.

  The Richmont Fairness Opinions were rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the respective dates of the Richmont Fairness Opinions and the conditions and prospects, financial and otherwise, of Richmont and Alamos, as applicable, as they were reflected in the information and documents reviewed by Macquarie Capital and Maxit Capital, respectively, and as they were represented to Macquarie Capital and Maxit Capital, respectively. Subsequent developments may affect the Richmont Fairness Opinions. Each of Macquarie Capital and Maxit Capital has disclaimed any undertaking or obligation to amend, update or reaffirm its respective Richmont Fairness Opinion or to advise any person of any change in any fact or matter affecting the Richmont Fairness Opinion which may come or be brought to the attention of Macquarie Capital and Maxit Capital after the date of its Richmont Fairness Opinion.

  Each of Macquarie Capital and Maxit Capital has acted as co-financial advisors to Richmont and the Richmont Board in connection with the Arrangement. Under its engagement letters with each of Macquarie Capital and Maxit Capital, Richmont has agreed to pay each of them a fee for their respective services, including a fee for the delivery by each of them of its Richmont Fairness Opinion, a fee upon the successful completion of the Arrangement or another change of control transaction involving Richmont or a sale of a substantial portion of Richmont’s asset, and fees that are contingent upon the occurrence of certain other events. Each of the Richmont Special Committee and the Richmont Board took this fee structure into account when considering the Richmont Fairness Opinions. Richmont has also agreed to indemnify each of Macquarie Capital and Maxit Capital and certain related persons against certain liabilities in connection with their respective engagements and to reimburse Macquarie Capital and Maxit Capital for expenses incurred by them.

  Recommendation of the Alamos Board

  After careful consideration, including consultation with its legal and financial advisors, the receipt of the Alamos Fairness Opinion and the other factors set out below under the heading “The Arrangement – Recommendation of the Alamos Board – Reasons for the Recommendation of the Alamos Board”, the Alamos Board determined that the Arrangement is in the best interests of Alamos, and unanimously passed a resolution approving the Arrangement, authorizing the entering into of the Arrangement Agreement and recommending that Alamos Shareholders VOTE IN FAVOUR of the Alamos Share Issuance Resolution.

  Reasons for the Recommendation of the Alamos Board

  In the course of its evaluation of the Arrangement, the Alamos Board considered a number of factors, including those listed below, with the benefit of advice from Alamos’ senior management, BMO Capital Markets and Alamos’ legal counsel. The following is a summary of the principal reasons for the unanimous recommendation of the Alamos Board that Alamos Shareholders VOTE IN FAVOUR of the Alamos Share Issuance Resolution:

    Acquisition of a high-quality, free cash flowing mine in a world class jurisdiction. The Island Gold Mine is a long-life, high-grade, underground mine with significant exploration potential, increasing production and first quartile cash costs, located in Ontario, Canada.

    Solidifies Alamos’ position as a leading intermediate gold producer. Alamos is expected to have diversified gold production of over 500,000 ounces in 2017, anchored by three core, low-cost, long-life operations in Canada and Mexico.

    Superior production growth and cost profile. The Island Gold Mine’s near-term production growth complements Alamos’ existing peer-leading growth profile, while lowering the near- and long-term cost profile of Alamos. The Alamos Board also anticipates delivery of cost savings through corporate, tax and other operating synergies.

    Improved cash flow generation to support peer leading growth pipeline. The Island Gold Mine provides immediate cash flow accretion and strong operating cash flow to support internal growth initiatives of Alamos.

    Stronger financial position and flexibility. Alamos will have increased financial flexibility with enhanced free cash flow and a strengthened balance sheet with cash and equity securities of approximately $201 million as at June 30, 2017 on a pro forma basis.

    Revaluation opportunity through enhanced capital markets profile. Alamos will become a top 10 gold producer in North America (based on estimated 2018 production), with nearly 60% of its production in Canada, peer leading growth, a strong balance sheet, proven management team, and expected increased trading liquidity providing a strong revaluation opportunity through its potentially enhanced appeal in the market.

    Fairness opinion. The Alamos Board has received a fairness opinion from BMO Capital Markets to the effect that, as at September 10, 2017, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Alamos pursuant to the Arrangement is fair, from a financial point of view, to Alamos. See “The Arrangement – Alamos Fairness Opinion”.

      Support of Alamos directors and senior officers. All of the directors and senior officers of Alamos have entered into the Alamos Lock-Up Agreements pursuant to which they have agreed, among other things, to vote their Alamos Shares in favour of the Alamos Share Issuance Resolution. As of the date of the Arrangement Agreement, the Alamos Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of approximately 6,373,250 Alamos Shares or other securities of Alamos convertible into Alamos Shares, representing approximately 1.97% of the Alamos Shares on a fully diluted basis.

      Other factors. The Alamos Board also considered the Arrangement with reference to current economic, industry and market trends affecting each of Alamos and Richmont in the gold market, information concerning the reserves and resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Alamos and Richmont and the then historical trading prices of the Alamos Shares and the Richmont Shares. In addition, the Alamos Board considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Alamos Board believes that, overall, the anticipated benefits of the Arrangement to Alamos outweigh these risks.

    In making its determinations and recommendations, the Alamos Board also observed that a number of procedural safeguards were in place and are present to permit the Alamos Board to represent the interests of Alamos, the Alamos Shareholders and Alamos’ other stakeholders. These procedural safeguards include, among others:

      Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Alamos’ ability to solicit interest from third parties, the Arrangement Agreement allows Alamos to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the Alamos Meeting that constitutes or that may reasonably be expected to lead to an Alamos Superior Proposal.

      Reasonable Termination Payment. The amount of the Termination Payment, being C$35 million and payable under certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”, is reasonable.

      Shareholder approval. The Alamos Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders who vote in person or by proxy at the Alamos Meeting.

    The foregoing summary of the information and factors considered by the Alamos Board is not intended to be exhaustive, but includes the material information and factors considered by the Alamos Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Alamos Board’s evaluation of the Arrangement, the Alamos Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Alamos Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

    Alamos Fairness Opinion

    Alamos entered into an engagement letter with BMO Capital Markets pursuant to which, among other things, BMO Capital Markets agreed to provide Alamos with an opinion as to the fairness of the consideration to be paid to Richmont Shareholders under the Arrangement, from a financial point of view, to Alamos. At a meeting of the Alamos Board held on September 10, 2017, BMO Capital Markets provided the Alamos Board with an oral opinion, subsequently confirmed in writing to the Alamos Board, to the effect that the issuance of the Alamos Consideration Shares is fair from a financial point of view to Alamos. The full text of the Alamos Fairness Opinion, which sets forth, among other things, the credentials and independence of BMO Capital Markets, the scope of review, the assumptions made, and the limitations of and qualifications in connection with the opinion, is attached to this Circular as Appendix H. The Alamos Fairness Opinion is not intended to be, and does not constitute, a recommendation to any Alamos Shareholder as to how to vote or act at the Alamos Meeting or any matter relating to the Arrangement. The Alamos Fairness Opinion was one of a number of factors taken into consideration by the Alamos Board in considering the Arrangement. This summary of the Alamos Fairness Opinion is qualified in its entirety by reference to the full text of the Alamos Fairness Opinion, and Alamos Shareholders are urged to read the Alamos Fairness Opinion in its entirety.

    The Alamos Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Alamos Fairness Opinion and the conditions and prospects, financial and otherwise, of Alamos and Richmont, as applicable, as they were reflected in the information and documents reviewed by BMO Capital Markets and as they were represented to BMO Capital Markets. Subsequent developments may affect the Alamos Fairness Opinion. BMO Capital Markets has disclaimed any undertaking or obligation to amend or update the Alamos Fairness Opinion or to advise any person of any change in any fact or matter affecting the Alamos Fairness Opinion which may come or be brought to the attention of BMO Capital Markets after the date of the Alamos Fairness Opinion, and reserved the right in specified circumstances to change or withdraw the Alamos Fairness Opinion.

    BMO Capital Markets has acted as financial advisor to Alamos in connection with the Arrangement. BMO Capital Markets participates in Alamos’ credit facility as a lender and provides other financial advisory and banking services to Alamos, from time to time. Under its engagement letter with BMO Capital Markets, Alamos has agreed to pay BMO Capital Markets a fee for its services, including a fee for the delivery of the Alamos Fairness Opinion and fees that are contingent upon the completion or non-completion of the Arrangement. The Alamos Board took this fee structure into account when considering the Alamos Fairness Opinion. Alamos has also agreed to indemnify BMO Capital Markets and certain related persons against certain liabilities in connection with its engagement and to reimburse BMO Capital Markets for expenses it incurs.

    Description of the Arrangement

    Pursuant to the Arrangement, Alamos will acquire all of the outstanding Richmont Shares. Based on the number of Richmont Shares and Alamos Shares outstanding on September 8, 2017, immediately following completion of the Arrangement and assuming all Richmont Options and Richmont Retained Employee RSUs are exchanged for Alamos Replacement Options or Alamos Replacement RSUs, as applicable, on a pro forma basis, former Richmont Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 23% of the Alamos Shares issued and outstanding immediately after the Effective Time, and existing Alamos Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 77% of the Alamos Shares issued and outstanding immediately after the Effective Time.

    Effect of Arrangement on Holders of Richmont Shares

    Pursuant to the Arrangement, Richmont Shareholders (other than Dissenting Richmont Shareholders) will receive 1.385 Alamos Shares for each Richmont Share held. See “The Arrangement – The Plan of Arrangement” and “Summary of Material Agreements – The Arrangement Agreement”.

    Dissenting Richmont Shareholders will be deemed to have assigned and transferred their Richmont Shares to Richmont, and will cease to have any rights as Richmont Shareholders other than the right to be paid the fair value for such Richmont Shares in accordance with the Plan of Arrangement. See “The Arrangement – Dissent Rights for Richmont Shareholders”.

    Effect of Arrangement on Holders of Richmont Options, Richmont RSUs and Richmont DSUs

    Pursuant to the Arrangement, (i) each Richmont Option which is outstanding immediately prior to the Effective Time will be exchanged for a number of Alamos Replacement Options equal to the Exchange Ratio multiplied by the number of Richmont Shares subject to such Richmont Option, (ii) each Richmont DSU and Richmont RSU (other than a Richmont Retained Employee RSU) which is outstanding immediately prior to the Effective Time will be deemed to be transferred to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value of such Richmont DSU or Richmont RSU, as the case may be, and (iii) each Richmont Retained Employee RSU which is outstanding immediately prior to the Effective Time will be exchanged for an Alamos Replacement RSU. The Alamos Replacement Options shall have no vesting provisions and an expiry date of one year from the date of issuance. See “The Arrangement – The Plan of Arrangement”.

    Summary of Key Procedural Steps for the Arrangement to Become Effective

    In order for the Arrangement to become effective:

(a)	the Richmont Arrangement Resolution must be approved by the Richmont Shareholders in the manner set forth in the Interim Order;

(b)	the Alamos Share Issuance Resolution must be approved by the Alamos Shareholders in the manner required by the TSX;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)	the Articles of Arrangement in the form prescribed by the QBCA must be filed with the Enterprise Registrar.

    Subject to the foregoing, the Arrangement will become effective at 12:01 a.m. (Eastern time) on the date the Articles of Arrangement are filed with the Enterprise Registrar, which is expected to occur on November 23, 2017. Upon issuance of the Final Order and on or before the third business day following satisfaction or waiver of the conditions precedent to the Arrangement set forth in the Arrangement Agreement, Richmont will file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Enterprise Registrar pursuant to Chapter XVI – Division II of the QBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality. The Arrangement will be binding on: (i) Alamos; (ii) Richmont; (iii) all holders of Richmont Shares; (iv) all holders of Richmont Options, Richmont RSUs, Richmont DSUs and any security into which they may be converted or exchanged or otherwise converted pursuant to the Plan of Arrangement; and (v) the Depositary.

    The Plan of Arrangement

    Pursuant to the terms of the Plan of Arrangement, at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur consecutively, five minutes apart and in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

(a)

    notwithstanding the terms of the Richmont Rights Plan, the Richmont Rights Plan shall be terminated and all rights issued pursuant to the Richmont Rights Plan shall be cancelled without any payment in respect thereof;

(b)

    each Richmont Option outstanding immediately prior to the Effective Time shall be exchanged for a number of Alamos Replacement Options, equal to the Exchange Ratio multiplied by the number of Richmont Shares subject to such Richmont Option, each of which such Alamos Replacement Option would entitle the holder thereof to acquire one Alamos Share, at an exercise price per Alamos Share equal to the exercise price per Richmont Share of such Richmont Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that the aggregate number of such Alamos Replacement Options shall be rounded down to the nearest whole number and the exercise price of such Alamos Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the aggregate In the Money Amount of such Alamos Replacement Options does not exceed the aggregate In the Money Amount of all such Richmont Options before the exchange. The Alamos Replacement Options shall have no vesting provisions and an expiry date of one year from the date of issuance. Except as aforesaid, the conditions to and manner of exercising and all other terms and conditions of such Alamos Replacement Options will be the same as the Richmont Option for which they are exchanged, and any document or agreement previously evidencing such Richmont Option shall thereafter evidence and be deemed to evidence such Alamos Replacement Options;

(c)

    each Richmont DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Richmont DSU Plan, shall be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value, and each such Richmont DSU shall be cancelled. Notwithstanding the foregoing, any payment or settlement in respect of a Richmont DSU that immediately prior to the exchange described above constituted deferred compensation subject to Section 409A of the U.S. Tax Code shall be made on the earliest practicable payment or settlement date for such Richmont DSU that does not give rise to a violation of, or the imposition of taxes or penalties under, Section 409A of the U.S. Tax Code;

(d)

    each Richmont RSU outstanding immediately prior to the Effective Time (whether vested or unvested), other than the Richmont Retained Employee RSUs, notwithstanding the terms of the Richmont LTIP, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value and each such Richmont RSU shall be cancelled;

(e)

    each Richmont Retained Employee RSU outstanding immediately prior to the Effective Time shall be exchanged for an Alamos Replacement RSU having a value equal to the value of such Richmont Retained Employee RSU immediately prior to the Effective Time, which shall be determined with reference to Alamos Shares based on the Exchange Ratio, provided that the Exchange Ratio shall be modified in a manner such that the aggregate fair market value of the Alamos Shares to be acquired or received under the Alamos Replacement RSU immediately after the issuance of the Alamos Replacement RSU will not exceed the aggregate fair market value of the Richmont Shares that would have been acquired or received under the Richmont Retained Employee RSU immediately before the issuance of the Alamos Replacement RSU. Except as aforesaid, the terms and conditions of such Alamos Replacement RSU will be the same as the Richmont Retained Employee RSU for which it is exchanged, and any document or agreement previously evidencing such Richmont Retained Employee RSU shall thereafter evidence and be deemed to evidence such Alamos Replacement RSU;

(f)

    all Richmont Shares held by Dissenting Richmont Shareholders shall be deemed to have been assigned and transferred (free and clear of all Liens) to Richmont in exchange for a debt claim against Richmont in an amount determined in accordance with the Plan of Arrangement, and:

(i)

    such Dissenting Richmont Shareholders shall cease to be the holders of such Richmont Shares and to have any rights as Richmont Shareholders other than the right to be paid the fair value for such Richmont Shares;

(ii)	the name of each such holder will be removed as a Richmont Shareholder from the registers of Richmont Shareholders maintained by or on behalf of Richmont in respect of the Richmont Shares; and

(iii)

    the holder of each such Richmont Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Richmont Share; and

(g)

    each Richmont Share (other than Richmont Shares held by Dissenting Richmont Shareholders which were assigned and transferred to Richmont pursuant to the Plan of Arrangement) shall be deemed to have been assigned and transferred (free and clear of all Liens) to Alamos in exchange for Alamos Shares based on the Exchange Ratio.

    Arrangement Consideration

    All Alamos Consideration Shares issued pursuant to the Plan of Arrangement shall be fully paid and non-assessable and Alamos shall be deemed to have received the full consideration therefor and if such consideration shall not be money, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that Alamos would have received had the applicable Alamos Shares been issued for money.

    Procedure for Exchange of Richmont Shares

    Enclosed with this Circular as sent to Richmont Shareholders is the Letter of Transmittal printed on blue paper which, when properly completed and duly executed and returned to the Depositary together with a certificate or certificates representing Richmont Shares and all other required documents, will enable each Richmont Shareholder to obtain the Alamos Consideration Shares to which such Richmont Shareholder is entitled under the Arrangement.

    The Letter of Transmittal sets out the details to be followed by each Registered Richmont Shareholder for delivering the share certificate(s) held by such Registered Richmont Shareholder to the Depositary. In order to receive DRS Advices representing Alamos Shares which the Registered Richmont Shareholder is entitled to receive on the completion of the Arrangement, Registered Richmont Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) representing the Registered Richmont Shareholder’s Richmont Shares and such other documents and instruments as Alamos or the Depositary may reasonably require.

    Provided that a Registered Richmont Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Richmont Shareholder’s Richmont Shares to the Depositary, together with such other documents and instruments as Alamos or the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Alamos Consideration Shares, less any applicable tax withholdings for each Richmont Share exchanged pursuant to the Arrangement, in the form of DRS Advices representing Alamos Shares to be sent to such Registered Richmont Shareholder as soon as practicable following the Effective Date. The Alamos Consideration Shares will be either: (a) issued and mailed in accordance with the instructions provided by the Registered Richmont Shareholder in its Letter of Transmittal; (b) held for pick-up at the offices of the Depositary if directed by the Registered Richmont Shareholder in its Letter of Transmittal; or (c) if no instructions are provided by the Registered Richmont Shareholder in the Letter of Transmittal, issued in the name of the Registered Richmont Shareholder and mailed to the address of the Registered Richmont Shareholder as it appears in the register of shareholders of Richmont.

    A Registered Richmont Shareholder who does not deposit a properly completed and executed Letter of Transmittal with the Depositary or who does not surrender the share certificate(s) representing such Registered Richmont Shareholder’s Richmont Shares in accordance with the Letter of Transmittal or does not otherwise comply with the requirements of the Letter of Transmittal and the instructions therein will not be entitled to receive Alamos Consideration Shares until the Registered Richmont Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing the Registered Richmont Shareholder’s Richmont Shares.

    If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s) to the Registered Richmont Shareholder as soon as possible. The Letter of Transmittal is also available on Richmont’s website at https://www.richmont-mines.com and on SEDAR at www.sedar.com. Additional copies of the Letters of Transmittal will also be available by contacting the joint proxy solicitation agent, toll free at 1-877-452-7184 or collect at 416-304-0211 or using the other contact details listed on the back page of this Circular.

    Non-Registered Richmont Shareholders whose Richmont Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Richmont Shares.

    It is recommended that Registered Richmont Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s) representing their Richmont Shares to the Depositary as soon as possible.

    Fractional Shares

    No fractional Alamos Shares shall be issued to any person pursuant to the Plan of Arrangement. Where the aggregate number of Alamos Shares to be issued to a Richmont Shareholder pursuant to the Arrangement would result in a fraction of an Alamos Share being issuable, (i) the number of Alamos Shares to be received by such former Richmont Shareholder shall be rounded down to the nearest whole Alamos Share, and (ii) such former Richmont Shareholder shall receive a cash payment representing such former Richmont Shareholder’s proportionate interest, if any, in the proceeds from the sale by the Depositary (reduced by any fees of the Depositary attributable to such sale), as agent for such former Richmont Shareholders, in one or more transactions, of the number of Alamos

    Shares (which Alamos shall issue to the Depositary on behalf of such Richmont Shareholders) equal to the excess of (a) the aggregate number of Alamos Shares that otherwise would be issued to the Richmont Shareholders pursuant to the Arrangement over (b) the aggregate number of Alamos Shares actually issued to Richmont Shareholders as described in clause (i) above.

    Lost Certificates

    In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Richmont Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Alamos Consideration Shares to which the holder thereof is entitled under the Arrangement, net of any amounts required to be withheld (see “The Arrangement – Withholding Rights”), in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Richmont, Alamos and the Depositary in such sum as Alamos may direct or otherwise indemnify Alamos in a manner satisfactory to Alamos against any claim that may be made against Alamos with respect to the certificate alleged to have been lost, stolen or destroyed.

    Extinction of Rights

    Until surrendered by the holder thereof, each certificate that immediately prior to the Effective Time represented outstanding Richmont Shares shall be deemed, immediately after the completion of the Arrangement, to represent only the right to receive upon such surrender the Alamos Consideration Shares in respect of such Richmont Shares. Any such certificate formerly representing outstanding Richmont Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Richmont Shareholder of any kind or nature against or in Alamos or Richmont.

    Any payment made by way of cheque by the Depositary or by Richmont pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or Richmont or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to such payment that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of any holder of Richmont Shares, Richmont Options, Richmont RSUs or Richmont DSUs to receive the consideration for any such securities pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Alamos (or Richmont, as applicable) for no consideration.

    Withholding Rights

    Each of Richmont, Alamos and the Depositary shall be entitled to deduct or withhold from any consideration otherwise payable to any holder of Richmont Shares, Richmont Options, Richmont RSUs or Richmont DSUs under the Arrangement such amounts as Richmont, Alamos or the Depositary may be required to deduct or withhold with respect to such payment under the Tax Act or any provision of applicable laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the holder of Richmont Shares, Richmont Options, Richmont RSUs or Richmont DSUs, as the case may be, in respect of which such deduction or withholding was made.

    Each of Richmont, Alamos and the Depositary that makes a payment to any Richmont Shareholder under the Arrangement shall be authorized to sell or otherwise dispose of such number of Alamos Shares otherwise issuable to such Richmont Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Richmont Shareholder and remit any unapplied balance of the net proceeds of such sale to such Richmont Shareholder.

    Stock Exchange Listings for Alamos Consideration Shares

    The Alamos Shares are listed on the TSX and the NYSE trading under the symbol “AGI”. Alamos has applied to the TSX and the NYSE to list the Alamos Shares issuable under the Arrangement. It is a condition of closing that the TSX and the NYSE shall have conditionally approved the listing of the Alamos Consideration Shares, subject to official notice of issuance and the satisfaction of customary conditions required by such exchanges.

    Approvals

    Richmont Shareholder Approval

    In order to become effective, the Richmont Arrangement Resolution will require: (i) the affirmative vote of at least 66⅔% of the votes cast by Richmont Shareholders, voting as a single class, who vote in person or by proxy at the Richmont Meeting; and (ii) the affirmative vote of at least a simple majority of the votes cast by Richmont Shareholders voting as a single class, who vote in person or by proxy at the Richmont Meeting, after excluding the Richmont Excluded Votes. See “The Richmont Meeting – Business of the Richmont Meeting”.

    As disclosed herein, there are certain agreements, commitments or understandings existing between Richmont and certain of its directors and senior officers pursuant to which such individuals may receive certain payments or other benefits by way of compensation for loss of office upon completion of the Arrangement. See “Interest Of Certain Persons In Matters To Be Acted Upon – Richmont Change of Control Payments”.

    Richmont is a reporting issuer in all the provinces of Canada and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders, excluding interested parties or related parties and their respective joint actors and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. However, because the Arrangement is a transaction in which the interests of a Richmont securityholder could be terminated without such securityholder’s consent, if any director or senior officer of Richmont is entitled to receive, directly or indirectly, a “collateral benefit” (as such term is defined in MI 61-101) as a consequence of the Arrangement, the Arrangement will constitute a “business combination” for the purposes of MI 61-101 and the Richmont Arrangement Resolution will require “minority approval” in accordance with MI 61-101. Pursuant to the “minority approval” requirement, the Richmont Arrangement Resolution must be approved by a simple majority of the votes cast by Richmont Shareholders, excluding any votes attaching to Richmont Shares beneficially owned, or over which control or direction is exercised, by any directors or senior officers of Richmont who are entitled to receive, directly or indirectly, a “collateral benefit” as a consequence of the Arrangement.

    A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of Richmont is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Richmont or of another person. However, MI 61-101 excludes from the meaning of collateral benefit, among other things, a payment or distribution per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of Richmont where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and its “associated entities” (as defined in MI 61-101) beneficially own, or exercise control or direction over, less than 1% of the outstanding equity securities (in the case of Richmont, the Richmont Shares), or (ii) in the case of a business combination, (A) the related party discloses to an independent committee of Richmont the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities beneficially owned by him or her, (B) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction in exchange for the equity securities beneficially owned by him or her, and (C) the independent committee’s determination is disclosed in the disclosure document for the transaction. Beneficial ownership is calculated on a partially-diluted basis for the purposes of MI 61-101.

    The only director or senior officer of Richmont who is entitled to payments or other benefits by way of compensation for loss of office upon completion of the Arrangement and who beneficially owns 1% or more of the issued and outstanding Richmont Shares calculated in accordance with MI 61-101 is Renaud Adams, Richmont’s President and Chief Executive Officer. The amounts that may become payable to Mr. Adams under his executive employment agreement by way of compensation for loss of office upon completion of the Arrangement exceed 5% of the value Mr. Adams expects to receive pursuant to the Arrangement in exchange for his Richmont Shares. As a result, such amounts constitute a “collateral benefit” in connection with the Arrangement and, accordingly, Richmont will treat all votes cast at the Richmont Meeting in respect of Richmont Shares held, directly or indirectly, by Mr. Adams as Richmont Excluded Votes. As of October 17, 2017, Mr. Adams beneficially owns, directly or indirectly, 123,259 Richmont Shares, 691,355 Richmont Options and 95,903 Richmont RSUs, representing 0.19% of the Richmont Shares on a non-diluted basis and 1.41% of the Richmont Shares on a partially diluted basis.

    Alamos Shareholder Approval

    In order to become effective, the Alamos Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Alamos Shareholders, voting as a single class, who vote in person or by proxy at the Alamos Meeting. See “The Alamos Meeting – Business of the Alamos Meeting”.

    Court Approval

    The QBCA requires that Richmont and Alamos obtain the approval of the Court in respect of the Arrangement. On October 17, 2017, the Court granted the Interim Order which provides for the calling and holding of the Richmont Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

    The Court hearing in respect of the Final Order is expected to take place at the Court, located at 1 Notre Dame Street East, Montréal, Québec, Room 16, on November 21, 2017 at 9:00 a.m. (Eastern time), or as soon thereafter as counsel may be heard, subject to the terms of the Arrangement Agreement, the approval of the Richmont Arrangement Resolution at the Richmont Meeting and the approval of the Alamos Share Issuance Resolution at the Alamos Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of Alamos Consideration Shares pursuant to the Arrangement provided by section 3(a)(10) thereof on the basis of the Final Order. Under the terms of the Interim Order, any holder of Richmont Shares will have the right to appear at the hearing and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Richmont by service upon counsel to Richmont, Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Square Victoria, Suite 3700 P.O. Box 242, Montréal, Québec H4Z 1E9, fax number: 1-514-397-7600, Attention: Alain Riendeau, a notice of appearance in the form required by the Court’s rules, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no less than five days before the hearing of the application. There can be no assurance that the Court will approve the Arrangement.

    Canadian Competition Act Approval

    Part IX of the Competition Act requires that the Commissioner of Competition or any person duly authorized to exercise the powers of the Commissioner of Competition (the “Commissioner”) be notified of certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to such transaction.

    Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to section 114 of the Competition Act to the Commissioner and the applicable waiting period has expired, been terminated or the obligation to notify has been waived by the Commissioner pursuant to section 123(2) of the Competition Act. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information to the Commissioner, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act.

    Alternatively, or in addition to filing a pre-merger notification, an ARC may be requested. An ARC may be issued by the Commissioner where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act to challenge a Notifiable Transaction. If the Commissioner issues an ARC in respect of a Notifiable Transaction, that transaction is exempt from the pre-merger notification requirement. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Accordingly, ARCs are generally issued in respect of transactions that raise minimal substantive competition law issues. Where an ARC is requested but the Commissioner declines to issue an ARC, the Commissioner may instead issue a No Action Letter indicating that he does not at that time intend to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transaction, while preserving his authority to so initiate proceedings during the one year period following completion of the transaction should circumstances change. Where a No Action Letter is issued in circumstances where a pre-merger notification filing has not also been made, the Commissioner will typically waive the obligation to comply with the statutory waiting period in conjunction with issuing the No Action Letter.

    The transactions involving Richmont and Alamos pursuant to the Arrangement constitute a Notifiable Transaction. Accordingly, on September 26, 2017, Richmont and Alamos submitted a request to the Commissioner seeking to obtain an ARC or, if an ARC is not available, a No Action Letter and a waiver of the pre-merger notification obligation, in respect of the transactions contemplated under the Arrangement.

    Dissent Rights for Richmont Shareholders

    The following description of the rights of Dissenting Richmont Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Richmont Shareholder who seeks payment of the fair value of its Richmont Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E, the full text of the Interim Order, which is attached to this Circular as Appendix C, and the provisions of Chapter XIV – Division I of the QBCA, which is attached to this Circular as Appendix L. Pursuant to the Interim Order, Dissenting Richmont Shareholders have the right to demand the repurchase of their Richmont Shares under the QBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. A Dissenting Richmont Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Chapter XIV – Division I of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. The statutory provisions covering the right to exercise Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Chapter XIV – Division I of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

    The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Under the Interim Order, each registered Richmont Shareholder is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid by Richmont the fair value of the Richmont Shares held by the holder in respect of which the holder exercises Dissent Rights, determined, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, as of the close of business on the day before the Richmont Arrangement Resolution was adopted. Only registered Richmont Shareholders may exercise Dissent Rights.

    Persons who are beneficial owners of Richmont Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such Richmont Shares. The Richmont Shares are most likely global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the Richmont Shares. Accordingly, a non-registered owner of Richmont Shares desiring to exercise Dissent Rights must make arrangements for the Richmont Shares beneficially owned by that holder to be registered in the name of the Richmont Shareholder prior to the time the Dissent Notice is required to be received by Richmont or, alternatively, make arrangements for the registered holder of such Richmont Shares to exercise Dissent Rights on behalf of the holder. In such case, the Dissent Notice should specify the number of Richmont Shares that are subject to the dissent. A Dissenting Richmont Shareholder may only dissent with respect to all the Richmont Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Richmont Shareholder, subject to such Dissenting Richmont Shareholder exercising all the voting rights carried by such Richmont Shares against the Richmont Arrangement Resolution. Note that sections 393 to 397 of the QBCA, the text of which is attached as Appendix L to this Circular, set forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by non-registered Richmont Shareholders.

    A Dissenting Richmont Shareholder must send Richmont a written notice to inform it of his, her or its intention to exercise Dissent Rights (the “Dissent Notice”), which notice must be received by the Secretary of Richmont, at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6, fax number: 819-797-0166, with a copy to Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Square Victoria, Suite 3700, P.O. Box 292, Montréal, Québec H4Z 1E9, fax number: 514-397-7600, Attention: Alain Riendeau, by 5:00 p.m. (Montréal time) on November 14, 2017 (or 5:00 p.m. (Montréal time) on the day that is two business days immediately preceding the date that any adjourned or postponed Richmont Meeting is reconvened or held, as the case may be). The giving of a Dissent Notice does not deprive a registered Richmont Shareholder of the right to vote at the Richmont Meeting; however, Richmont Shareholders who do not vote all of their Richmont Shares against the Richmont Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to such Richmont Shares subject to sections 393 to 397 of the QBCA, given that Chapter XIV – Division I of the QBCA provides there is no right of partial dissent and, pursuant to the Interim Order, a registered Richmont Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s Richmont Shares. A vote either in person or by proxy against the Richmont Arrangement Resolution will not by itself constitute a Dissent Notice.

    Richmont Shareholders who validly exercise Dissent Rights shall only be entitled to be paid fair value, in accordance with the provisions of Chapter XIV – Division I of the QBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, if the Richmont Arrangement Resolution has been approved and the Arrangement becomes effective. Promptly after the Effective Time, Richmont is required to give notice (the “Repurchase Notice”) to each Dissenting Richmont Shareholder, which Repurchase Notice shall mention the repurchase price being offered for the Richmont Shares held by all Dissenting Richmont Shareholders and an explanation of how such price was determined. Within 30 days after receiving the Repurchase Notice, each Dissenting Richmont Shareholder is required, if the Dissenting Richmont Shareholder wishes to proceed with exercising Dissent Rights, to deliver to Richmont a written statement:

(a)

    confirming that the Dissenting Richmont Shareholder wishes to exercise his, her or its Dissent Rights and have all of his, her or its Richmont Shares repurchased at the repurchase price indicated in the Repurchase Notice (in such case, a “Notice of Confirmation”); or

(b)

    that the Dissenting Richmont Shareholder contests the repurchase price indicated in the Repurchase Notice and demands an increase in the repurchase price offered (in such case, a “Notice of Contestation”).

    Additionally, if it has not been done previously, all certificates representing the Richmont Shares in respect of which Dissent Rights were exercised, together with the completed and executed applicable Letter(s) of Transmittal, should be delivered with the Notice of Confirmation or the Notice of Contestation, as applicable. A Dissenting Richmont Shareholder who fails to send to Alamos, within the required timeframe, a Notice of Confirmation or a Notice of Contestation, as the case may be, shall be deemed to have renounced his, her or its Dissent Rights and will be deemed to have participated in the Arrangement on the same basis as Richmont Shareholders who did not exercise Dissent Rights.

    Upon receiving a Notice of Confirmation within the required timeframe, Richmont shall pay the Dissenting Richmont Shareholder, within 10 days of receiving such Notice of Confirmation, the repurchase price indicated in the Repurchase Notice for all of his, her or its Richmont Shares.

    Upon receiving a Notice of Contestation within the required timeframe, Richmont may propose an increased repurchase price within 30 days of receiving such Notice of Contestation, which increased repurchase price must be the same for all Richmont Shares held by Dissenting Richmont Shareholder who duly submitted a Notice of

    Contestation. If (a) Richmont does not follow up on a Dissenting Richmont Shareholder’s contestation within 30 days after receiving its Notice of Contestation or (b) the Dissenting Richmont Shareholder contests the increase in the repurchase price offered by Richmont, such Dissenting Richmont Shareholder may ask the Court to determine the increase in the repurchase price. However, any such application to the Court must be made within 90 days after receiving the Repurchase Notice. As soon as any such application is filed with the Court by any Dissenting Richmont Shareholder, Richmont must notify this fact (a “Notice of Application”) to all the other Dissenting Richmont Shareholders who are still contesting the repurchase price, or the increase in the repurchase price, offered by Richmont.

    All Dissenting Richmont Shareholders who received the Notice of Application are bound by the judgment of the Court hearing the application as to the fair value of the Richmont Shares (which Court may entrust the appraisal of the fair value to an expert). Within 10 days after such Court judgment, Richmont must pay the repurchase price determined by the Court to all Dissenting Richmont Shareholders who received the Notice of Application, and pay the increase in the repurchase price to all Dissenting Richmont Shareholders who submitted a Notice of Contestation but did not contest the increase in the repurchase price offered by Richmont. However, if Richmont is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, Richmont would only be required to pay the maximum amount it may legally pay the relevant Dissenting Richmont Shareholder. In such a case, such Dissenting Richmont Shareholders remain creditors of Richmont for the unpaid balance of the repurchase price and are entitled to be paid as soon as Richmont is legally able to do so or, in the event of the liquidation of Richmont, are entitled to be collocated after the other creditors but by preference over the other shareholders of Richmont.

    All Richmont Shares held by registered Richmont Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Alamos in exchange for the right to be paid by Richmont the fair value of their Richmont Shares which fair value, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, shall be determined as of the close of business on the day before the Richmont Arrangement Resolution was adopted. If such Richmont Shareholders ultimately are not entitled, for any reason, to be paid fair value for such Richmont Shares they shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Richmont Shares. Registered Richmont Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Richmont Shares as determined under Chapter XIV of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in a delay of receipt by a Dissenting Richmont Shareholder of payment for such Dissenting Richmont Shareholder’s Richmont Shares.

    The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Richmont Shareholders who seek payment of the fair value of their Richmont Shares. Chapter XIV – Division I of the QBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Richmont Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix L to this Circular, as modified by the Interim Order, and consult their own legal advisor as failure to strictly comply with the provisions of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may prejudice Dissent Rights. Also, see Appendix C for a copy of the Interim Order and Appendix L for the provisions of Chapter XIV of the QBCA.

    Issuance and Resale of Alamos Consideration Shares

    Canada

    The distribution of the Alamos Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities laws. The Alamos Consideration Shares received pursuant to the Arrangement will not be legended and may be resold in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities; (ii) no unusual effort is made to prepare the market or to create a demand for Alamos Shares; (iii) no extraordinary commission or consideration is paid to a person in respect of such sale; and

    (iv) if the selling securityholder is an insider or officer of Alamos, the selling securityholder has no reasonable grounds to believe that Alamos is in default of applicable Canadian securities laws.

    Each Richmont Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Alamos Consideration Shares.

    United States

    The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Richmont Shareholders in the United States and to U.S. Persons (collectively, “U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Alamos Shares distributed to them under the Arrangement complies with applicable securities laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Securityholders in the United States”.

    The following discussion does not address the Canadian securities laws that will apply to the distribution of Alamos Shares or the resale of Alamos Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Alamos Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

    Alamos Shares to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction. Alamos Shares to be issued in the Arrangement will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act, based on the approval of the Arrangement by the Court.

    Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, Alamos Shares issuable under the Arrangement will not require registration under the U.S. Securities Act, pursuant to section 3(a)(10) thereof. Therefore, if the Court approves the Arrangement, its approval will constitute the basis for Alamos Shares to be issued without registration under the U.S. Securities Act. In addition, Alamos Shares to be issued pursuant to the Arrangement will be issued in compliance with or pursuant to an exemption from the registration or qualification requirements of state or “blue sky” securities laws.

    Persons who are not “affiliates” of Alamos after the Arrangement and have not been “affiliates” of Alamos in the 90-day period prior to the Arrangement may resell Alamos Shares that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. U.S. Shareholders should consult their own legal counsel regarding their status as an “affiliate” of Alamos.

    Alamos Shares received by a holder who will be an “affiliate” of Alamos after the Arrangement, or was an “affiliate” of Alamos within 90 days prior to the Arrangement, may be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not be able to sell Alamos Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 or 904 of Regulation S of the U.S. Securities Act.

    Affiliates – Rule 144. In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Alamos after the Arrangement or were affiliates of Alamos within 90 days prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Alamos Shares that they receive in connection with the Arrangement, provided that the number of such Alamos Shares sold, as the case may be, does not exceed the greater of one percent (1%) of the then outstanding securities of such class or the average weekly trading volume of such securities on all U.S. national securities exchanges (including the NYSE) during the four-calendar week period preceding the date of transmitting to the SEC a notice of sale on Form 144, subject to specified restrictions on manner of sale, the filing of a Form 144, aggregation rules and the availability of current public information about Alamos, as applicable. Persons who are affiliates of Alamos after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Alamos.

    Directors and Officers – Regulation S. In general, under Regulation S of the U.S. Securities Act, persons who are affiliates of Alamos solely by virtue of their status as an officer or director of Alamos may sell Alamos Shares outside the United States in an “offshore transaction” (as such term is defined in Regulation S of the U.S. Securities Act, which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” (as defined below) in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S of the U.S. Securities Act, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Alamos Shares who is an affiliate of Alamos after the Arrangement other than by virtue of his or her status as an officer or director of Alamos.

    After completion of the Arrangement, the Alamos Replacement Options and Alamos Replacement RSUs may not be exercised within the United States or by a U.S. Person unless the Alamos Shares issuable pursuant to such securities are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

    SUMMARY OF MATERIAL AGREEMENTS

    The Arrangement Agreement

    This section of the Circular describes the material provisions of the Arrangement Agreement, but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular Richmont Shareholder or Alamos Shareholder. This summary is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com. Richmont and Alamos encourage their respective shareholders to read the Arrangement Agreement, the Plan of Arrangement, the Richmont Lock-Up Agreements and the Alamos Lock-Up Agreements in their entirety.

    On September 11, 2017, Richmont and Alamos entered into the Arrangement Agreement. The Arrangement provides for the exchange of Richmont Shares for Alamos Shares based on an exchange ratio of 1.385 Alamos Shares for each Richmont Share. Under the Arrangement Agreement, Richmont has agreed to, among other things, call the Richmont Meeting to seek approval of Richmont Shareholders for the Richmont Arrangement Resolution and, if approved, apply to the Court for the Final Order, and Alamos has agreed to, among other things, call the Alamos Meeting to seek approval of the Alamos Shareholders of the Alamos Share Issuance Resolution. The terms of the Arrangement Agreement is the result of arm’s length negotiations among representatives of Alamos and Richmont and their respective legal and financial advisors.

    Representations and Warranties

    The Arrangement Agreement contains representations and warranties made by Richmont to Alamos and representations and warranties made by Alamos to Richmont. The representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure of Richmont Shareholders or Alamos Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

    The representations and warranties provided by Richmont in favour of Alamos relate to, among other things: (a) organization; (b) capitalization; (c) authority; (d) directors’ approvals; (e) Richmont Subsidiaries; (f) defaults under any material contracts or organizational documents; (g) company authorizations; (h) absence of changes; (i) material contracts; (j) absence of certain contracts and commitments that could result in certain effects on Richmont; (k) employment agreements; (l) financial matters; (m) auditors; (n) books and records; (o) litigation; (p) interest in properties and mineral rights; (q) records and data; (r) mineral reserves and resources; (s) marketing of production; (t) off-balance sheet transactions; (u) title and rights to assets other than properties or mineral rights; (v) intellectual property; (w) operational matters; (x) insurance; (y) environmental matters; (z) aboriginal affairs; (aa) tax matters; (bb) non-arm’s length transactions; (cc) pension and employee benefits; (dd) reporting status; (ee) cease trade orders; (ff) securities law filings; (gg) compliance with laws; (hh) code of ethics; (ii) options on assets; (jj) absence of certain types of contracts; (kk) broker’s commissions; (ll) expropriation; (mm) compliance with corrupt practices legislation; (nn) required shareholder vote; (oo) information contained or incorporated by reference into the Circular; (pp) U.S. securities law matters; (qq) confidentiality agreements; (rr) commodity linked agreements; (ss) ownership of securities of Alamos; and (tt) collateral benefits.

    The representations and warranties provided by Alamos in favour of Richmont relate to, among other things: (a) organization; (b) capitalization; (c) authority; (d) directors’ approvals; (e) defaults under any material contracts or organizational documents; (f) absence of changes; (g) material contracts; (h) financial matters; (i) auditors; (j) books and records; (k) litigation; (l) mineral reserves and resources; (m) off-balance sheet transactions; (n) operational matters; (o) environmental matters; (p) tax matters; (q) reporting status; (r) cease trade orders; (s) securities law filings; (t) compliance with laws; (u) expropriation; (v) compliance with corrupt practices legislation; (w) information contained or incorporated by reference into the Circular; (x) U.S. securities law matters; (y) Canadian status; (z) ownership of securities of Richmont; and (aa) issuance of Alamos Shares.

    Covenants

    In the Arrangement Agreement, each of Richmont and Alamos has agreed to certain covenants, including customary affirmative and negative covenants relating to conducting their respective businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. Each of Richmont and Alamos has agreed to certain covenants in relation to preparation of the Circular and convening and conducting the Meetings.

    Covenants Regarding the Conduct of Business

    Richmont has agreed to conduct its business only in, and not take any action except in, the ordinary course of business and consistent with past practice. Prior to the Effective Time, Alamos has agreed to conduct business primarily in the usual course of a mineral exploration, development and exploitation business.

    Richmont has agreed to certain restrictions regarding the conduct of its business, subject to certain exceptions. Such restrictions include not:

(i)	issuing, selling, granting, pledging, leasing, disposing of or encumbering any securities of Richmont or any Richmont Subsidiaries;

(ii)

    other than pursuant to obligations or rights under existing contracts, agreements and commitments, selling, leasing, encumbering or otherwise disposing of any property or assets (including property or assets of the Richmont Subsidiaries), including pursuant to any royalty, streaming or similar arrangement;

(iii)	amending or proposing to amend the articles, by-laws, other constating documents or the terms of any securities of Richmont or the Richmont Subsidiaries;

(iv)

    reducing the stated capital of, or splitting, combining or reclassifying securities of Richmont or the Richmont Subsidiaries or declaring, setting aside or paying any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Richmont Shares or the shares of Richmont Subsidiaries;

(v)

    redeeming, purchasing or offering to purchase, or allowing the Richmont Subsidiaries to redeem, purchase or offer to purchase any of the Richmont Shares or shares of Richmont Subsidiaries and, other than pursuant to the Richmont LTIP, the Richmont DSU Plan or the Richmont Rights Plan, any other securities or rights under existing contracts, agreements or commitments;

(vi)	taking any action that would result in any amendment, modification or change of any term of any Financial Indebtedness by Richmont or any of the Richmont Subsidiaries;

(vii)

    adopting (or permitting any Richmont Subsidiary to adopt) any resolutions or entering into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopting any plan of liquidation;

(viii)	acquiring (directly or through a Richmont Subsidiary) or agreeing to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other Person;

(ix)

    satisfying or settling any claim, dispute, Liability or obligation that is not in the ordinary course of business except for any Liability or obligation between Richmont and any of the Richmont Subsidiaries or between Richmont Subsidiaries;

(x)	relinquishing any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000,000;

(xi)	entering into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments or transactions;

(xii)

    entering into or renewing any leases, licenses or other binding obligations of Richmont or the Richmont Subsidiaries with certain itemized restrictions or that would reasonably be expected to delay or prevent the consummation of the Arrangement;

(xiii)

    entering into or renewing any agreement, contract, lease, licence or other binding obligation of Richmont or any of the Richmont subsidiaries that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $10,000,000;

(xiv)	acquiring any assets outside of the ordinary course of business, consistent with past practice, or authorizing, proposing or agreeing to do the same;

(xv)

    incurring any indebtedness for borrowed money or any other Liability or obligation outside of the ordinary course of business, consistent with past practice or issuing any debt securities or assuming, guaranteeing, endorsing or otherwise as an accommodation becoming responsible for the obligations of any other Person, or making any loans or advances, except inter-company guarantees and inter-company loans and advances, or authorizing, proposing or agreeing to do the same;

(xvi)	authorizing, recommending or proposing any release or relinquishment of any material contractual right;

(xvii)

    waiving, releasing, granting or transferring any rights of material value or modifying or changing in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights or claims, or authorizing, proposing or agreeing to do the same;

(xviii)

    terminating any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments or transactions, except for the settlement of contracts in existence as of the date of the Arrangement Agreement in accordance with the terms thereof, or authorizing, proposing or agreeing to do the same;

(xix)	entering into any financial agreements with its directors or officers or their respective affiliates, or authorizing, proposing or agreeing to do the same;

(xx)

    initiating any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated under the Arrangement Agreement or regarding the status of the Richmont Property or the Richmont Mineral Rights) without the prior consent of Alamos, such consent not to be unreasonably withheld;

(xxi)	entering into or causing any Richmont Subsidiary to enter into new commitments of a capital expenditure nature or incurring any new contingent Liabilities, subject to certain exceptions;

(xxii)

    creating any new obligations or Liabilities or modifying or in any manner amending any existing obligations and Liabilities to pay any amount, including loan amounts, to its or the Richmont Subsidiaries’ officers, directors, employees and consultants, other than for ordinary course salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities arising in the ordinary and usual course of business;

(xxiii)

    adopting or amending or making any material contribution to any Richmont Benefit Plan, the Richmont LTIP, the Richmont DSU Plan or any other bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable laws or the terms of such plans, programs, arrangements or agreements where the failure to do so would result in a material breach of such plans, programs, arrangements or agreements;

(xxiv)

    taking actions or failing to take any action that could reasonably be expected to be prejudicial in any material respect to Alamos’ interest in the business, property or assets of Richmont or any Richmont Subsidiaries following completion of the Arrangement;

(xxv)	acquiring any securities of Alamos or any option, rights or entitlements to acquire any securities of Alamos or entering into any commitment or agreement to do any of the foregoing;

(xxvi)	except as required by IFRS or any applicable laws, making any changes to the existing accounting policies of Richmont or any Richmont Subsidiaries;

(xxvii)

    entering into or modifying any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or granting any bonus, salary increase or certain other benefits to any employee, officer or director of Richmont or any of the Richmont Subsidiaries, except as expressly permitted by the Arrangement Agreement or disclosed in the Richmont Disclosure Letter;

(xxviii)

    taking any action or refraining from taking any action (subject to commercially reasonable efforts), or permitting any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Richmont in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that could reasonably be expected to have a Material Adverse Effect on Richmont;

(xxix)

    participating in any material discussions, negotiations, consultations or filing or other communications, other than in the normal course of business, with (a) any Governmental Entity regarding permits or Environmental Laws with respect to the Richmont Property or Richmont Mineral Rights or (b) any Aboriginal Groups or any persons representing or purporting to represent any Aboriginal Group on the exercise or assertion of aboriginal rights or assertion of aboriginal title in relation to the Richmont Property or Richmont Mineral Rights or the transactions contemplated by the Arrangement Agreement (or any Governmental Entity in relation to any of the foregoing) without the prior written consent of Alamos, which shall not be unreasonably withheld;

(xxx)

    settling or compromising any claim brought by any present, former or purported holder of any securities of Richmont in connection with the transactions contemplated by the Arrangement Agreement prior to the Effective Time without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed; and

(xxxi)

    entering into, renewing or modifying in any material respect any instrument governing Financial Indebtedness, material contract, agreement, lease, commitment or arrangement to which Richmont or any of the Richmont Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Richmont.

    Alamos has agreed to certain restrictions regarding the conduct of its business, subject to certain exceptions. Such restrictions include not:

(i)

    issuing, selling, granting, or agreeing to issue, sell or grant any securities of Alamos, subject to certain exceptions, in one or more related or unrelated transactions for aggregate consideration in excess of C$50 million or representing, on a fully diluted basis, in excess of 2% of the total number of Alamos Shares issued and outstanding as of the date of the Arrangement Agreement;

(ii)

    other than pursuant to obligations or rights under existing contracts, agreements and commitments, selling, leasing, encumbering or otherwise disposing of any property or assets (including property or assets of Alamos Subsidiaries) in one or more related or unrelated transactions having an aggregate fair market value, or for aggregate consideration, in excess of C$100 million, or entering into any agreement or commitment in respect of any of the foregoing;

(iii)	amending or proposing to amend the articles or by-laws of Alamos;

(iv)

    reducing its stated capital, or splitting, combining or reclassifying any of the Alamos Shares, proposing a rights offering of securities to the holders of Alamos Shares, or declaring, setting aside or paying any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Alamos Shares (other than quarterly or semi-annual cash dividends in respect of the Alamos Shares paid in the ordinary course of business of Alamos);

(v)

    adopting any resolutions or entering into any agreement providing for the reorganization, liquidation, winding-up or dissolution or any similar extraordinary transaction in respect of itself or any of the Alamos Subsidiaries, or adopting any plan of liquidation;

(vi)

    acquiring or agreeing to acquire, or permitting any of the Alamos Subsidiaries to acquire or agree to acquire, in one or more related or unrelated transactions, any one or more corporations, partnerships or other Persons (or material interests therein) or divisions of any corporations or other entities, or any other material assets whatsoever, for aggregate consideration in excess of $100 million, or entering into any agreement or commitment in respect of any of the foregoing;

(vii)

    initiating any material discussion, negotiations or filings with any Governmental Entity or other third party regarding any matter relating to Richmont (including with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement or regarding the status of the Richmont Property or the Richmont Mineral Rights) without the prior consent of Richmont, such consent not to be unreasonably withheld, conditioned or delayed; and

(viii)

    taking any action, or refraining from taking any action (subject to commercially reasonable efforts), or permitting any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Alamos in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the

    Effective Time if then made or that could reasonably be expected to have a Material Adverse Effect on Alamos.

    Conditions

    Mutual Conditions

    The respective obligations of Alamos and Richmont to complete the Arrangement are subject to fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

      each of the Interim Order and the Final Order shall have been granted in form and substance satisfactory to Alamos and Richmont, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos or Richmont, each acting reasonably, on appeal or otherwise;

      the Richmont Arrangement Resolution shall have been passed by the Richmont Shareholders at the Richmont Meeting in accordance with the Interim Order;

      there shall not be in force any laws, ruling, order or decree, and there shall not have been any action taken under any laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Alamos or Richmont;

      the TSX and NYSE shall have conditionally approved the listing thereon of the Alamos Shares to be issued pursuant to the Arrangement subject to official notice of issuance;

      the Alamos Share Issuance Resolution shall have been passed by the Alamos Shareholders at the Alamos Meeting;

      (i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the laws of any jurisdiction which Alamos and Richmont reasonably determine to be applicable, including the Competition Act Approval and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Alamos or Richmont or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Alamos and Richmont, each acting reasonably;

      the distribution of the Alamos Consideration Shares in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities laws, the Alamos Consideration Shares to be distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Canadian securities laws; and

      the Arrangement Agreement shall not have been terminated pursuant to the terms of the Arrangement Agreement.

    The foregoing conditions are for the mutual benefit of Alamos and Richmont and may be waived by mutual consent of Alamos and Richmont in writing at any time.

    Richmont Conditions

    The obligation of Richmont to complete the Arrangement is subject to fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

      the representations and warranties made by Alamos in the Arrangement Agreement shall be true and correct in all respects without regard to any materiality or “Material Adverse Effect” qualifications contained in them, as of the Effective Date as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, or such failure resulted from any action taken by or omission of (i) Alamos to which Richmont consented, or (ii) any Party as required or permitted under the Arrangement Agreement; and Richmont shall have received a certificate of Alamos addressed to Richmont and dated the Effective Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’ behalf and without personal liability), confirming the same as at the Effective Date;

      from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Alamos or any of the Alamos Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alamos; and

      Alamos shall have complied in all material respects with its covenants in the Arrangement Agreement, and Richmont shall have received a certificate of Alamos addressed to Richmont and dated the Effective Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’ behalf and without personal liability), confirming the same as at the Effective Date.

    The foregoing conditions are for the benefit of Richmont and may be waived, in whole or in part, by Richmont in writing at any time.

    Alamos Conditions

    The obligation of Alamos to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

      the representations and warranties made by Richmont in the Arrangement Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, or such failure resulted from any action taken by or omission of (i) Richmont to which Alamos consented, or (ii) any Party as required or permitted under the Arrangement Agreement; and Alamos shall have received a certificate of Richmont addressed to Alamos and dated the Effective Date, signed on behalf of Richmont by a senior executive officer of Richmont (on Richmont’s behalf and without personal liability), confirming the same as at the Effective Date;

      from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Richmont shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Richmont;

      Richmont shall have complied in all material respects with its covenants in the Arrangement Agreement, and Alamos shall have received a certificate of Richmont addressed to Alamos and dated the Effective Date, signed on behalf of Richmont by a senior executive officer of Richmont (on Richmont’s behalf and without personal liability), confirming the same as at the Effective Date;

      holders of not greater than 7.5% of the outstanding Richmont Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date; and

      Alamos shall have received a legal opinion of Richmont’s legal counsel addressed to Alamos as of the Effective Date as to Richmont’s and the Richmont’s Subsidiaries’ title to the Richmont Property and the Richmont Mineral Rights.

    The foregoing conditions are for the benefit of Alamos and may be waived, in whole or in part, by Alamos in writing at any time.

    Covenants Regarding Non-Solicitation

    Subject to certain exceptions set out below, each of Alamos and Richmont will not, directly or indirectly, through any of their subsidiaries or through any officer, director, employee, representative, advisor or agent, or otherwise:

      solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to their or their subsidiaries’ facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Acquisition Proposal;

      participate directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Acquisition Proposal (provided they or their Representatives may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Richmont Superior Proposal or an Alamos Superior Proposal, as applicable, if the Richmont Board or Alamos Board, as applicable, has so determined in compliance with the Arrangement Agreement) or otherwise cooperate with or assist any effort or attempt to make any Acquisition Proposal;

      take no position or remain neutral with respect to, agree to, approve or recommend, or propose publicly to take no position or remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period ending not later than the end of the fifth business day following the public commencement of such Acquisition Proposal will not be considered a violation of this prohibition) provided that the Richmont Board or Alamos Board, as applicable, has rejected such Acquisition Proposal, and affirmed its recommendation to all Richmont Shareholders or Alamos Shareholders, as applicable, that they vote in favour of the Richmont Arrangement Resolution or Alamos Share Issuance Resolution, as applicable, before the end of such fifth business day (or in the event that the Richmont Meeting or Alamos Meeting, as applicable, is scheduled to occur within such five business day period, prior to the end of the second business day prior to the date of the Richmont Meeting or Alamos Meeting, as applicable);

      make, or propose publicly to make, a Change in Alamos Recommendation or a Change in Richmont Recommendation, as applicable (provided that Alamos and Richmont will be permitted to make a Change in Alamos Recommendation or a Change in Richmont Recommendation, as applicable, if (i) such Change in Alamos Recommendation or Change in Richmont Recommendation, as applicable, does not relate to, and is not in response to, an Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to Alamos or Richmont, as applicable, and (iii) the Alamos Board or Richmont Board, as applicable, determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable laws); or

      accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Acquisition Proposal.

    Notwithstanding the foregoing, Alamos or Richmont may, prior to the date of the Alamos Meeting or the Richmont Meeting, as applicable, participate, directly or indirectly, in any discussions or negotiations regarding any unsolicited Acquisition Proposal received after the date of the Arrangement Agreement that constitutes or that may reasonably be expected to lead to an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable, and the Alamos Board or the Richmont Board, as applicable, may make a Change in Alamos Recommendation or a Change in Richmont Recommendation, as applicable, in respect of, approve or recommend to the Alamos Shareholders or the Richmont Shareholders, as applicable, or enter into an agreement, understanding or arrangement in respect of an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable, but in each case only if: (i) the Acquisition Proposal or Alamos Superior Proposal or Richmont Superior Proposal, as applicable, did not result from, or arise in connection with, a breach of the Arrangement Agreement by Alamos or Richmont, as applicable, and Richmont or Alamos, as applicable, is in compliance with its obligations under the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and Alamos or Richmont, as applicable; (ii) the Alamos Board or the Richmont Board, as applicable, unanimously determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of the Alamos Board or the Richmont Board, as applicable, under applicable laws; and (iii) prior to entering into substantive discussions or negotiations with or responding to any person regarding such Acquisition Proposal, Alamos or Richmont, as applicable, notifies the other Party of the good faith determination of the Alamos Board or Richmont Board, as applicable, that such Acquisition Proposal is or may reasonably be expected to lead to an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable.

    Richmont and Alamos will, and will cause the Richmont Subsidiaries and the Alamos Subsidiaries, as applicable, and their respective Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than the other Party and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Richmont and Alamos will, and will cause the Richmont Subsidiaries or the Alamos Subsidiaries, as applicable, and their respective Representatives to: (i) discontinue or not allow access to any of Richmont’s or the Richmont Subsidiaries’ or Alamos’ or the Alamos Subsidiaries’ confidential information to any third party and (ii) within one business day following the date of the Arrangement Agreement, request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Richmont or any Richmont Subsidiary or Alamos or any Alamos Subsidiary relating to a potential Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured. Richmont and Alamos agree not to, and will cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, and their respective Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation, standstill or purpose or use agreement or provision or similar agreements, provisions or restrictions contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of the other Party (which may be withheld or delayed in such other Party’s sole and absolute discretion). Richmont and Alamos also agree not to, and to cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, to enforce, such agreements and provisions.

    Each of Alamos or Richmont will notify the other Party, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within 24 hours of the receipt by Alamos or Richmont, as applicable, or any Alamos Subsidiary or Richmont Subsidiary, as applicable, or any of its respective Representatives, of any Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Alamos or any of the Alamos Subsidiaries or Richmont or any of the Richmont Subsidiaries, as applicable, in connection with any potential Acquisition Proposal or for access to the properties, books or records of Alamos or Richmont or the properties, books and records of any of the Alamos Subsidiaries or Richmont Subsidiaries, as applicable, by any Person (other than in the ordinary course of business and unrelated to any potential Acquisition Proposal). Such notice will include a description of the terms and conditions of, and the identity of the Person making, any Acquisition Proposal, amendment or request. Alamos and Richmont will also promptly provide the other Party with: (i) a copy of any written notice or other written communication from any Person informing Alamos or Richmont or any of the Alamos Subsidiaries or Richmont Subsidiaries, as applicable, or any of its respective Representatives that such Person is considering making, or has made, an Acquisition Proposal; and (ii) a copy of any Acquisition Proposal (or any amendment thereto) received by Alamos or Richmont or any of the Alamos Subsidiaries or Richmont Subsidiaries, as applicable, or a Representative thereof. Each Party shall keep the other Party informed of the status of any Acquisition Proposal and keep the other Party fully informed as to the material details of all discussions or negotiations with respect thereto.

    If Alamos or Richmont, as applicable, is in compliance with its obligations described above and receives a request for material non-public information from a Person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to the other Party), and the Alamos Board or the

    Richmont Board, as applicable, determines that such proposal constitutes or may reasonably be expected to lead to an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable, then, and only in such case, the Alamos Board or the Richmont Board, as applicable, may provide such Person with access to information regarding Alamos and the Alamos Subsidiaries or Richmont and the Richmont Subsidiaries, as applicable; provided, however, that (i) Alamos or Richmont, as applicable, will have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreements between each of Richmont and Alamos (however, such confidentiality and standstill agreement may permit such Person to make a non-public Acquisition Proposal to the Alamos Board or the Richmont Board, as applicable, in compliance with the terms of the Arrangement Agreement); (ii) the other Party is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to the other Party); and (iii) the other Party is provided with prompt and similar access to such information (unless such information was previously provided to the other Party).

    Neither Alamos or the Alamos Board nor Richmont or the Richmont Board will accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable (other than a confidentiality and standstill agreement as described above), unless:

      the Alamos Meeting or the Richmont Meeting, as applicable (being the meeting of shareholders of the Party which is the subject of the Alamos Superior Proposal or Richmont Superior Proposal, as applicable), has not occurred;

      the Person making the Alamos Superior Proposal or the Richmont Superior Proposal, as applicable, is not restricted from making such Alamos Superior Proposal or Richmont Superior Proposal, as applicable, pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

      Alamos or Richmont, as applicable (being the Party which is the subject of the Alamos Superior Proposal or Richmont Superior Proposal, as applicable), has complied with the non-solicitation provisions in the Arrangement Agreement;

      such Alamos Superior Proposal or Richmont Superior Proposal, as applicable, does not provide for the payment of any break, termination or other fees or expenses to the party making such proposal in the event that Alamos or Richmont, as applicable, completes the Arrangement or any other similar transaction with the other Party or any of its affiliates agreed prior to any termination of the Arrangement Agreement;

      in the event of a Richmont Superior Proposal, Richmont has provided Alamos with written notice promptly following the Richmont Board’s determination that (x) the Acquisition Proposal constitutes a Richmont Superior Proposal and (y) the Richmont Board intends to accept, approve, recommend or enter into any agreement with respect to such Richmont Superior Proposal, and a period of five business days has elapsed from the date that is the later of: (A) the date on which Alamos receives such written notice; and (B) the date Alamos receives from Richmont a copy of such Richmont Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to Richmont by the party making such Richmont Superior Proposal);

      in the event of an Alamos Superior Proposal, Alamos has provided Richmont with written notice promptly following the Alamos Board’s determination, that (x) the Acquisition Proposal constitutes an Alamos Superior Proposal, and (y) the Alamos Board intends to accept, approve, recommend or enter into any agreement with respect to such Alamos Superior Proposal, and a period of five business days has elapsed from the date that is the later of: (A) the date on which Richmont receives such written notice; and (B) the date Richmont receives from Alamos a copy of such Alamos Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to Alamos by the party making such Alamos Superior Proposal); and

      the Arrangement Agreement is terminated and the applicable Termination Payment has been paid to the other Party.

    During the respective five business day period referred to above, (i) Richmont or Alamos, as applicable (being the Party which is not the subject of the Alamos Superior Proposal or Richmont Superior Proposal, as applicable), will have the right, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement and (ii) Alamos or Richmont, as applicable, will negotiate with the other Party in good faith and in a manner consistent with the fiduciary duties of the Alamos Board or the Richmont Board, as applicable. The Alamos Board or the Richmont Board, as applicable, will review any proposal by the other Party to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Alamos Board or the Richmont Board, as applicable, whether the proposed amendment would result in the Acquisition Proposal not being an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable. If the Alamos Board or the Richmont Board, as applicable, so determines, Alamos and Richmont will enter into an amended agreement with the other Party reflecting the amended proposal and will promptly reaffirm its recommendation of the Arrangement, as amended.

    Each Party has acknowledged and agreed that each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and Alamos or Richmont, as applicable, will be afforded a new five business day response period, and the rights afforded in the Arrangement Agreement will apply in respect of each such Acquisition Proposal.

    The Alamos Board or the Richmont Board, as applicable, will promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) it determines any Acquisition Proposal, which has been publicly announced is not an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable; or (ii) it determines that a proposed amendment to the terms of the Arrangement Agreement and the Arrangement would result in an Acquisition Proposal which has been publicly announced not being an Alamos Superior Proposal or a Richmont Superior Proposal, as applicable, and the terms of the Arrangement Agreement and the Arrangement have been so amended. The party not required to issue such press release and its counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release.

    Termination

    The Arrangement Agreement may be terminated at any time prior to the Effective Date by the mutual written consent of Alamos and Richmont.

    Either Party may terminate the Arrangement Agreement prior to the Effective Date:

      if the Richmont Meeting has been held and completed and the Richmont Arrangement Resolution has not been approved by the Richmont Shareholders;

      if the Alamos Meeting has been held and completed and the Alamos Share Issuance Resolution has not been approved by the Alamos Shareholders;

      if the Arrangement has not been completed by the Completion Deadline; provided, however, that the failure of the Arrangement to be so completed is not the result of the breach of a representation, warranty or covenant by the Party seeking to terminate the Arrangement Agreement; or

      if the other Party breaches its covenants regarding non-solicitation in any material respect.

    Alamos may terminate the Arrangement Agreement prior to the Effective Date:

      subject to the applicable notice and cure provisions of the Arrangement Agreement, if Alamos is not in material breach of its obligations under the Arrangement Agreement and Richmont breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of a condition to completing the Arrangement;

      if Richmont has failed to hold the Richmont Meeting by November 27, 2017 (or such later date as may be consented to in writing by Alamos), unless such failure results from an adjournment or postponement of such meeting in certain circumstances described in the Arrangement Agreement; or

      if Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal in compliance with the Arrangement Agreement, provided that Alamos has paid the Termination Payment to Richmont.

    Richmont may terminate the Arrangement Agreement prior to the Effective Date:

      subject to the applicable notice and cure provisions of the Arrangement Agreement, if Richmont is not in material breach of its obligations under the Arrangement Agreement and Alamos breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of a condition to completing the Arrangement;

      if Alamos has failed to hold the Alamos Meeting by November 27, 2017 (or such later date as may be consented to in writing by Richmont), unless such failure results from an adjournment or postponement of such meeting in certain circumstances described in the Arrangement Agreement; or

      if Richmont proposes to enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal in compliance with the Arrangement Agreement, provided that Richmont has paid the Termination Payment to Alamos.

    Termination Payments

    Richmont or Alamos, as applicable, will be obligated to pay to the other Party a Termination Payment in the amount of C$35,000,000 in the event that:

      the Arrangement Agreement is terminated by Richmont or Alamos in the event that the other Party breaches its covenants regarding non-solicitation in any material respect;

      the Arrangement Agreement is terminated by Richmont or Alamos in the event that such Party proposes to enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal or an Alamos Superior Proposal, as applicable, in compliance with the Arrangement Agreement; or

      the Agreement is terminated by either Richmont or Alamos as a result of either (i) the Richmont Meeting having been held and completed and the Richmont Arrangement Resolution having not been approved by the Richmont Shareholders, or (ii) the Alamos Meeting having been held and completed and the Alamos Share Issuance Resolution having not been approved by the Alamos Shareholders, and in either case, prior to such termination an Acquisition Proposal shall have been made to Richmont or Alamos, as applicable, and made known to Richmont Shareholders or Alamos Shareholders, as applicable, generally or shall have been made directly to Richmont Shareholders or Alamos Shareholders, as applicable, generally or any Person shall have publicly announced an intention to make an Acquisition Proposal (a “Pending Acquisition Proposal”) and such Pending Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Richmont Meeting or the Alamos Meeting, as applicable, and within nine months following the termination of the Arrangement Agreement Richmont or Alamos, as applicable, completes an Acquisition Proposal (whether or not with the Person who made the Pending Acquisition Proposal) (provided that, for the purpose of the foregoing, all references to “20%” in the definition of “Alamos Acquisition Proposal” and “Richmont Acquisition Proposal” are deemed to be references to “50%”).

    Reimbursement of Expenses

    Alamos will be obligated to pay a fee to Richmont in the amount equal to the actual expenses incurred by Richmont subject to a maximum of C$2,000,000 as reimbursement for the actual out-of-pocket costs and expenses incurred by Richmont with respect to the Arrangement if the Arrangement Agreement is terminated by either Richmont or Alamos due to Alamos’ failure to obtain the approval of Alamos Shareholders of the Alamos Share Issuance Resolution at the Alamos Meeting.

    Richmont will be obligated to pay a fee to Alamos in the amount equal to the actual expenses incurred by Alamos subject to a maximum of C$2,000,000 as reimbursement for the actual out-of-pocket costs and expenses incurred by Alamos with respect to the Arrangement if the Arrangement Agreement is terminated by either Richmont or Alamos due to Richmont’s failure to obtain the approval of Richmont Shareholders of the Richmont Arrangement Resolution at the Richmont Meeting.

    No amount will be paid or payable by Richmont as reimbursement for the costs and expenses of Alamos if Richmont has paid the Alamos Termination Payment and no amount shall be paid or payable by Alamos as reimbursement for the costs and expenses of Richmont if Alamos has paid the Richmont Termination Payment.

    Lock-Up Agreements

    This section of the Circular describes the material provisions of the Richmont Lock-Up Agreements and Alamos Lock-Up Agreements but does not purport to be complete and may not contain all of the information about the Richmont Lock-Up Agreements and Alamos Lock-Up Agreements that is important to a particular Richmont Shareholder or Alamos Shareholder. This summary is qualified in its entirety by reference to the Richmont Lock-Up Agreements and Alamos Lock-Up Agreements, copies of which are available on SEDAR at www.sedar.com. Richmont and Alamos encourage their respective shareholders to read the Richmont Lock-Up Agreements and Alamos Lock-Up Agreements in their entirety.

    Richmont Lock-Up Agreements

    Concurrently with the execution and delivery of the Arrangement Agreement, Richmont delivered to Alamos duly executed Richmont Lock-Up Agreements from each of the Richmont Locked-Up Shareholders.

    Pursuant to the Richmont Lock-Up Agreements, the Richmont Locked-Up Shareholders have agreed that they will, until the earlier of: (i) the Effective Date; and (ii) the termination of the Richmont Lock-Up Agreements in accordance with their terms:

      attend (either in person or by proxy) any Richmont Meeting (including any adjournments and postponements thereof), and at the Richmont Meeting, vote or cause to be voted all of: (i) the Richmont Shares held by them as of the date of the Richmont Lock-Up Agreements; (ii) any Richmont Shares acquired by or issued to them on or following the date of the Richmont Lock-Up Agreements (including any Richmont Shares issued upon the exercise of Richmont Options, Richmont RSUs or Richmont DSUs); (iii) the Richmont Options, Richmont RSUs or Richmont DSUs held by them as of the date of the Richmont Lock-Up Agreements; and (iv) any Richmont Options, Richmont RSUs or Richmont DSUs acquired by or issued to them on or following the date of the Richmont Lock-Up Agreements, that are beneficially owned by, or over which control or direction is exercised by, the Richmont Locked-Up Shareholders and which are entitled to be voted at the Richmont Meeting (the “Richmont Subject Securities”) in favour of the Arrangement and all matters related thereto;

      vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of Richmont any Richmont Subject Securities against, or not tender or cause to be tendered any Richmont Subject Securities to: (i) any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation, take-over bid, sale or transfer of a material amount of assets of Richmont or similar transaction involving Richmont or the Richmont Shares other than the Arrangement and any transaction related thereto; (ii) the issuance of any securities of Richmont (other than pursuant to the exercise of Richmont Options or the settlement of Richmont RSUs or Richmont DSUs) other than the Arrangement and any transaction related thereto; (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Arrangement including any Richmont Acquisition Proposal; or (iv) any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Richmont in the Arrangement Agreement;

      upon the request or direction of Alamos, execute a proxy in respect of any resolution referred in the section immediately above, and have all of their Richmont Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of Richmont relating to matters set forth in the section immediately above; and for greater certainty, in connection with any matter referred to in the section immediately above, consult with Alamos prior to exercising any voting rights attached to their Richmont Subject Securities and exercise or procure the exercise of such voting rights as

      Alamos will instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

      not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Richmont Subject Securities or any interest therein (other than as contemplated in the Richmont Lock-Up Agreements), provided, however, that nothing contained in the Richmont Lock-Up Agreements will prohibit the Richmont Locked-Up Shareholders from exercising any Richmont Options or settling any Richmont RSUs or Richmont DSUs for cash and/or Richmont Shares, as applicable (it being understood that such Richmont Subject Securities will be voted in accordance with the Richmont Lock-Up Agreements);

      not, except as required pursuant to the Richmont Lock-Up Agreements, grant or agree to grant any proxy or other right to vote the Richmont Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Richmont Subject Securities or enter into or subject any of the Richmont Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the Richmont Lock-Up Agreements;

      not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Arrangement;

      not, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly: (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Richmont or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Richmont Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Richmont Acquisition Proposal (provided that, if the Richmont Locked-Up Shareholder is a director or officer of Richmont, the Richmont Locked-Up Shareholder may, in such capacity, advise any person making an unsolicited Richmont Acquisition Proposal that such Richmont Acquisition Proposal does not constitute a Richmont Superior Proposal if the Richmont Board has so determined in compliance with the Arrangement Agreement) or otherwise cooperate with or assist any effort or attempt to make any Richmont Acquisition Proposal; (iii) requisition or join in the requisition of any meeting of the securityholders of Richmont for the purpose of considering any resolution; or (iv) solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, Richmont Shares or securities convertible into or exchangeable or exercisable for, or representing, Richmont Shares, or act in concert or jointly with any other person for the purpose of acquiring any Richmont Shares or securities convertible into or exchangeable or exercisable for, or representing, Richmont Shares for the purpose of influencing the voting of Richmont Shares or affecting the control of Richmont, other than, in the case of proxy solicitation, in support of the Arrangement; and

      promptly notify Alamos upon any of the Richmont Locked-Up Shareholders’ representations or warranties contained in the Richmont Lock-Up Agreements becoming untrue or incorrect in any material respect prior to the termination of the Richmont Lock-Up Agreements.

    Nothing contained in the Richmont Lock-Up Agreements will restrict, limit or prohibit the Richmont Locked-Up Shareholders, to the extent applicable, from taking any action in his or her capacity as a director or officer of Richmont or any of its Subsidiaries that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Richmont under applicable law or that is permitted by the Arrangement Agreement and any such action by the Richmont Locked-Up Shareholder will not constitute a violation of the Richmont Lock-Up Agreements.

    The obligations of the Richmont Locked-Up Shareholders and Alamos under the Richmont Lock-Up Agreements will automatically terminate at the closing of the Arrangement. The obligations of such parties under the Richmont Lock-Up Agreements may also be terminated at any time by mutual consent in writing of Alamos and the Richmont Locked-Up Shareholders, or, unless extended by mutual agreement of the parties, the Richmont Lock-Up Agreements will automatically terminate upon the Arrangement Agreement being terminated in accordance with its terms.

    As of September 11, 2017, being the date the Arrangement Agreement was entered into, the Richmont Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate 366,536 Richmont Shares, 1,752,220 Richmont Options, 230,968 Richmont RSUs and 111,437 Richmont DSUs representing approximately 3.74% of the Richmont Shares (on a fully diluted basis) as of September 8, 2017 (being the last trading day prior to the announcement of the entering into of the Arrangement Agreement).

    Alamos Lock-Up Agreements

    Concurrently with the execution and delivery of the Arrangement Agreement, Alamos delivered to Richmont duly executed Alamos Lock-Up Agreements from each of the Alamos Locked-Up Shareholders.

    Pursuant to the Alamos Lock-Up Agreements, the Alamos Locked-Up Shareholders have agreed that they will, until the earlier of: (i) the Effective Date; and (ii) the termination of the Alamos Lock-Up Agreements in accordance with their terms:

      attend (either in person or by proxy) any Alamos Meeting (including any adjournments and postponements thereof), and at the Alamos Meeting, vote or cause to be voted all of: (i) the Alamos Shares held by them as of the date of the Alamos Lock-Up Agreements; (ii) any Alamos Shares acquired by or issued to them on or following the date of the Alamos Lock-Up Agreements (including any Alamos Shares issued upon the exercise of Alamos Options, Alamos Warrants, Alamos PSUs, Alamos RSUs or Alamos DSUs); (iii) the Alamos Options, Alamos Warrants, Alamos PSUs, Alamos RSUs or Alamos DSUs held by them as of the date of the Alamos Lock-Up Agreements; and (iv) any Alamos Options, Alamos Warrants, Alamos PSUs, Alamos RSUs or Alamos DSUs acquired by or issued to them on or following the date of the Alamos Lock-Up Agreements, that are beneficially owned by, or over which control or direction is exercised by, the Alamos Locked-Up Shareholders and which are entitled to be voted at the Alamos Meeting (the “Alamos Subject Securities”) in favour of the Arrangement and all matters related thereto (which includes the Alamos Share Issuance Resolution);

      vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of Alamos any Alamos Subject Securities against, or not tender or cause to be tendered any Alamos Subject Securities to: (i) any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation, take-over bid, sale or transfer of a material amount of assets of Alamos or similar transaction involving Alamos or the Alamos Shares (a “Corporate Transaction”) other than (a) the Arrangement and any transaction related thereto or (b) a Corporate Transaction that does not have as a condition that the Arrangement or any transaction related thereto is not completed; (ii) the issuance of any securities of Alamos (other than pursuant to the exercise of Alamos Options or Alamos Warrants, or the settlement of Alamos PSUs, Alamos RSUs or Alamos DSUs) other than the Arrangement and any transaction related thereto; (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Arrangement including any Alamos Acquisition Proposal; or (iv) any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of Alamos in the Arrangement Agreement;

      upon the request or direction of Richmont, execute a proxy in respect of any resolution referred in the section immediately above, and have all of their Alamos Subject Securities counted or not counted (as directed by Richmont) as part of a quorum in connection with any meeting of securityholders of Alamos relating to matters set forth in the section immediately above; and for greater certainty, in connection with any matter referred to in the section immediately above, consult with Richmont prior to exercising any voting rights attached to their Alamos Subject Securities and exercise or procure the exercise of such voting rights as Richmont will instruct, including the delivery to Richmont, upon its request or direction, of a proxy in respect of any such resolution;

      not, without the prior written consent of Richmont, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Alamos Subject Securities or any interest therein (other than as contemplated in the Alamos Lock-Up Agreements), provided, however, that nothing contained in the Alamos Lock-Up Agreements will prohibit the Alamos Locked-Up Shareholders from exercising any Alamos Options or Alamos Warrants, or settling any Alamos PSUs, Alamos RSUs or Alamos DSUs for cash and/or Alamos Shares, as applicable (it being understood that such Alamos Subject Securities will be voted in accordance with the Alamos Lock-Up Agreements);

      not, except as required pursuant to the Alamos Lock-Up Agreements, grant or agree to grant any proxy or other right to vote the Alamos Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Alamos Subject Securities or enter into or subject any of the Alamos Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to the Alamos Lock-Up Agreements;

      not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Arrangement;

      not, except as may be expressly permitted by the Arrangement Agreement or by Richmont in writing, directly or indirectly: (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to any facilities or properties of Alamos or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Alamos Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Alamos Acquisition Proposal (provided that, if the Alamos Locked-Up Shareholder is a director or officer of Alamos, the Alamos Locked-Up Shareholder may, in such capacity, advise any person making an unsolicited Alamos Acquisition Proposal that such Alamos Acquisition Proposal does not constitute an Alamos Superior Proposal if the Alamos Board has so determined in compliance with, the Arrangement Agreement) or otherwise cooperate with or assist any effort or attempt to make any Alamos Acquisition Proposal; (iii) requisition or join in the requisition of any meeting of the securityholders of Alamos for the purpose of considering any resolution; or (iv) solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, Alamos Shares or securities convertible into or exchangeable or exercisable for, or representing, Alamos Shares, or act in concert or jointly with any other person for the purpose of acquiring any Alamos Shares or securities convertible into or exchangeable or exercisable for, or representing, Alamos Shares for the purpose of influencing the voting of Alamos Shares or affecting the control Alamos, other than, in the case of proxy solicitation, in support of the Arrangement; and

      promptly notify Richmont upon any of the Alamos Locked-Up Shareholders’ representations or warranties contained in the Alamos Lock-Up Agreements becoming untrue or incorrect in any material respect prior to the termination of the Alamos Lock-Up Agreements.

    Nothing contained in the Alamos Lock-Up Agreements will restrict, limit or prohibit the Alamos Locked-Up Shareholders, to the extent applicable, from taking any action in his or her capacity as a director or officer of Alamos or any of its Subsidiaries that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Alamos under applicable law or that is permitted by the Arrangement Agreement and any such action by the Alamos Locked-Up Shareholder will not constitute a violation of the Alamos Lock-Up Agreements.

    The obligations of the Alamos Locked-Up Shareholders and Richmont under the Alamos Lock-Up Agreements will automatically terminate at the closing of the Arrangement. The obligations under the Alamos Lock-Up Agreements may also be terminated at any time by mutual consent in writing of Richmont and the Alamos Locked-Up

    Shareholders, or, unless extended by mutual agreement of the parties, the Alamos Lock-Up Agreements will automatically terminate upon the Arrangement Agreement being terminated in accordance with its terms.

    As of September 11, 2017, being the date the Arrangement Agreement was entered into, the Alamos Locked-Up Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate of 1,107,878 Alamos Shares, 4,306,470 Alamos Options, 609,210 Alamos PSUs, 477,018 Alamos RSUs (only 43,830 of which can be settled through the issuance of Alamos Shares) and 445,745 Alamos DSUs (only 305,863 of which can be settled through the issuance of Alamos Shares) representing approximately 1.97% of the Alamos Shares (on a fully diluted basis) as of September 8, 2017 (being the last trading day prior to the announcement of the entering into of the Arrangement Agreement).

    CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR RICHMONT SHAREHOLDERS

    The following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement that apply to a beneficial owner of Richmont Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with Richmont and Alamos; (ii) is not affiliated with Richmont or Alamos; and (iii) holds Richmont Shares, and will hold the Alamos Shares received upon the Arrangement, as capital property (a “Holder”). This summary addresses only Holders.

    Richmont Shares will generally be considered to be capital property to a Holder unless such Richmont Shares are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

    This summary does not apply to a beneficial owner: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) who makes or has made a functional currency reporting election for the purposes of the Tax Act; (v) that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada; or (vi) that has entered into or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of the Richmont Shares or Alamos Shares. In addition, this summary does not address the tax considerations for holders of Richmont Options. Such beneficial owners and holders of Richmont Options should consult their own tax advisors.

    This summary is based on the current provisions of the Tax Act and the regulations thereunder, and an understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law whether by legislative, regulatory, administrative or judicial action or administrative policy or assessing practice nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. On July 18, 2017, the Minister of Finance (Canada) released a consultation paper seeking input on possible approaches to address certain perceived tax advantages of earning passive investment income through a private corporation. No specific amendments to the Tax Act were proposed in connection with this announcement and the potential implications of this announcement are not discussed in this summary. Holders that are private corporations should consult their own tax advisors.

    This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Richmont Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Holders are urged to consult their own tax advisors to determine the particular tax effects to them of the Arrangement and any other consequences to them in connection with the Arrangement under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

    Holders Resident in Canada

    This portion of the summary only applies to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Richmont Shares or Alamos Shares might not otherwise qualify as capital property may be entitled to have such shares, and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

    Exchange of Richmont Shares

    Pursuant to the Arrangement a Resident Holder, other than a Dissenting Resident Holder, as defined below, will exchange the Resident Holder’s Richmont Shares for Alamos Shares. Such Resident Holder will be deemed to have disposed of such Richmont Shares under a tax-deferred share-for-share exchange under section 85.1 of the Tax Act, unless such holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, the Resident Holder will be deemed to have disposed of the Richmont Shares for proceeds of disposition equal to the adjusted cost base of the Richmont Shares to such Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the Alamos Shares at an aggregate cost equal to such adjusted cost base of the Richmont Shares. This cost will be averaged with the adjusted cost base of all other Alamos Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Alamos Share held by the Resident Holder.

    A Resident Holder who exchanges Richmont Shares for Alamos Shares pursuant to the Arrangement may choose to recognize all of the capital gain (or capital loss) in respect of the exchange by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Alamos Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Richmont Shares to the Resident Holder, determined immediately before the Effective Time, and any reasonable costs of disposition. The amount of any capital loss realized by a Resident Shareholder that is a corporation, trust or partnership may be denied in certain cases where such Resident Holder acquired the Richmont Shares in a transaction subject to the stop-loss rules described in the Tax Act. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below. The cost of the Alamos Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances. This cost will be averaged with the adjusted cost base of all other Alamos Shares held by the holder as capital property for the purpose of determining the adjusted cost base of such Alamos Shares.

    Dissenting Resident Holders

    A Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) and who disposes of Richmont Shares in consideration for a cash payment from Richmont will be deemed to have received a dividend from Richmont equal to the amount by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) in respect of the Dissenting Resident Holder’s Richmont Shares. The balance of the payment (equal to the paid-up capital of the Dissenting Resident Holder’s Richmont Shares) will be treated as proceeds of disposition. The Dissenting Resident Holder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder’s Richmont Shares. In certain circumstances, the full payment received by a Dissenting Resident Holder that is a corporation resident in Canada may be treated under the Tax Act as proceeds of disposition.

    Any deemed dividend received by a Dissenting Resident Holder and any capital gain or capital loss realized by the Dissenting Resident Holder, will be treated in the same manner as described under the headings “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Dividends on

    Alamos Shares” and “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

    A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement. In addition, a Dissenting Resident Holder that, throughout its relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including interest income. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

    Dividends on Alamos Shares

    A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Alamos Shares and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules that apply to any dividends designated by Alamos as “eligible dividends”, as defined in the Tax Act. There may be limitations on the ability of Alamos to designate dividends as eligible dividends.

    A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Alamos Shares, but generally will be entitled to deduct an equivalent amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

    A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on Alamos Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

    Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act.

    Disposing of Alamos Shares

    Generally on a disposition or deemed disposition of an Alamos Share (other than in a tax-deferred transaction), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Alamos Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

    Taxation of Capital Gains and Capital Losses

    Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

    A Resident Holder that throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of net taxable capital gains.

    The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident

    Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a trust or partnership of which a corporation, trust or partnership is a member or beneficiary that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

    Capital gains realized by an individual (and certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

    Eligibility for Investment

    The Alamos Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the Alamos Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NYSE).

    Notwithstanding that Alamos Shares may be qualified investments for a trust governed by a RRSP, RRIF, RESP, RDSP or TFSA, the annuitant under such RRSP or RRIF, the subscriber of such RESP, or the holder of such RDSP or TFSA, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act). The Alamos Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP, RESP, RDSP or RRIF provided that (i) the holder of the TFSA or RDSP, the subscriber of such RESP or the annuitant under the RRSP or the RRIF, as the case may be, deals at arm’s length with Alamos for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Alamos or (ii) Alamos Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RESP, RRSP or RRIF.

    Holders of a TFSA or RDSP, annuitants under an RRSP or RRIF, and subscribers of an RESP who intend to hold Alamos Shares in such plans, should consult their own tax advisors in regards to the application of these rules in their particular circumstances.

    Holders Not Resident in Canada

    This portion of the summary only applies to a Holder who, at all relevant times, for the purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Richmont Shares or Alamos Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

    Exchange of Richmont Shares

    Richmont Shares held by Non-Resident Holders, other than Dissenting Non-Resident Holders, as defined below, will be exchanged for Alamos Shares as part of the Arrangement. Such exchange will occur on a tax-deferred basis, unless the Non-Resident Holder chooses to recognize a capital gain or capital loss as described in the following paragraph.

    A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Richmont Share, unless (i) the Richmont Share is “taxable Canadian property” of the NonResident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, a Richmont Share will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of the capital stock of Richmont, and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the

    Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In the event the Richmont Shares are “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder chooses to recognize a capital gain (or capital loss), the consequences to such NonResident Holder will be the same as described above in the second paragraph under the heading “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Exchange of Richmont Shares”.

    Non-Resident Holders who dispose of Richmont Shares that are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

    Dissenting Non-Resident Holders

    A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) and disposes of Richmont Shares to Richmont in consideration for cash payment from Richmont will realize a dividend and capital gain or loss in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Dissenting Resident Holders”.

    Any deemed dividend received by a Dissenting Non-Resident Holder will be subject to Canadian withholding tax as described below under the heading “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Not Resident in Canada – Dividends on Alamos Shares”.

    A Dissenting Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Richmont Shares pursuant to the exercise of their Dissent Rights unless such Richmont Shares are considered to be “taxable Canadian property”, as discussed above, of such Dissenting NonResident Holder that is not exempt from tax under the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Dissenting Non-Resident Holder is resident. Dissenting Non-Resident Holders whose Richmont Shares may constitute “taxable Canadian property” should consult their own tax advisors.

    Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will generally not be subject to Canadian withholding tax under the Tax Act unless such interest is considered to be “participating debt interest” (as defined in the Tax Act).

    Dividends on Alamos Shares

    Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Alamos Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) (the “Canada-U.S. Treaty”) and who is entitled to full benefits of that treaty, the rate of withholding will generally be reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of Alamos’ voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

    Disposing of Alamos Shares

    A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of an Alamos Share, unless (i) the Alamos Share is “taxable Canadian property” of the NonResident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, an Alamos Share will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of the capital stock of Alamos and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In addition, where a Non-Resident Holder acquires Alamos Shares in exchange for Richmont Shares that are “taxable Canadian property”, the Alamos Shares will be deemed to be “taxable Canadian property” for the 60-month period that commences on the Effective Date.

    Non-Resident Holders who dispose of Alamos Shares that are “taxable Canadian property” should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

    CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR RICHMONT SHAREHOLDERS

    The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of Alamos Shares received pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, the Canada-U.S. Treaty, published positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

    There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and neither Richmont nor Alamos has obtained, or intends to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations (such as estate or gift taxation) or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

    This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

      any conversion into Richmont Shares, Alamos Shares or cash of any notes, debentures or other debt instruments;

      any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Richmont Shares or Alamos Shares, including the Richmont Options or Alamos Replacement Options; and

      any transaction, other than the Arrangement, in which Richmont Shares, Alamos Shares or cash are acquired.

    This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder’s or Non-U.S. Holder’s circumstances. In particular, this discussion applies only to a U.S. Holder or Non-U.S. Holder that holds Richmont Shares and Alamos Shares, as applicable, as “capital assets” (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

      brokers or dealers in securities;

      persons that hold Richmont Shares or Alamos Shares as part of a hedging or integrated financial transaction or a straddle;

      U.S. Holders whose functional currency is not the U.S. dollar;

      U.S. expatriates;

      persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Richmont Shares or Alamos Shares;

      partnerships or other pass-through entities;

      regulated investment companies;

      real estate investment trusts;

      qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

      financial institutions;

      insurance companies;

      traders that have elected a mark-to-market method of accounting;

      tax-exempt organizations (including private foundations);

      any person who owns or has owned, directly, indirectly, or by attribution, 10% of more of the total combined voting power of all classes of stock entitled to vote of Richmont;

      any person who will own immediately following the Arrangement, directly, indirectly, or by attribution, 5% or more of the total combined voting power or value of the stock of Alamos;

      Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

      Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

      U.S. Holders liable for the alternative minimum tax or the unearned income Medicare tax on net investment income; and

      persons who hold Richmont Options or persons who received their Richmont Shares upon the exercise of employee stock options or otherwise as compensation.

    For purposes of this summary, a “U.S. Holder” means a beneficial owner of Richmont Shares or Alamos Shares, as the case may be, who is, for U.S. federal income tax purposes:

      an individual who is a citizen or resident of the United States;

      a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

      an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

    A “Non-U.S. Holder” means any person who is a beneficial owner of Richmont Shares or Alamos Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Richmont Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Richmont Shares should consult their tax advisors regarding the specific tax consequences of the Arrangement and of the ownership and disposition of Alamos Shares.

    This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Richmont Shareholder. This summary is not exhaustive of all U.S. federal income tax considerations. Consequently, beneficial owners of Richmont Shares are urged to consult their tax advisors to determine the particular tax effects to them of the Arrangement and any other consequences to them in connection with the Arrangement under U.S. federal, state, local, and non-U.S. tax laws, having regard to their particular circumstances.

    U.S. Holders

    Exchange of Richmont Shares for Alamos Shares Pursuant to the Arrangement

    Alamos and Richmont intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. However, neither Alamos nor Richmont has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a reorganization or that a U.S. court would uphold the status of the Arrangement as a reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their tax advisors regarding the proper tax reporting of the Arrangement.

    Assuming that the exchange of Richmont Shares pursuant to the Arrangement qualifies as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and that a U.S. Holder of Richmont Shares receives Alamos Shares in exchange for Richmont Shares, and subject to the discussion below under “Certain United States Federal Income Tax Considerations for Richmont Shareholders – U.S. Holders – Passive Foreign Investment Company Considerations”, the following consequences for a U.S. Holder of Richmont Shares will result:

      No gain or loss will be recognized upon the receipt of Alamos Shares in the exchange, except to the extent of any cash received in lieu of a fractional Alamos Share.

      The aggregate tax basis of the Alamos Shares that a U.S. Holder of Richmont Shares receives in exchange for its Richmont Shares, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of its Richmont Shares exchanged, decreased by the amount of cash received by such U.S. Holder in lieu of a fractional Alamos Share and increased by the amount of gain (if any) recognized by such U.S. Holder in the Arrangement.

      The holding period for Alamos Shares received in the Arrangement will include the U.S. Holder’s holding period for the Richmont Shares surrendered pursuant to the Arrangement.

    Exercise of Dissent Rights Pursuant to the Arrangement

    A U.S. Holder of Richmont Shares who exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Richmont Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of cash received by such U.S. Holder in exchange for Richmont Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such Richmont Shares surrendered. Subject to the discussion below under “Certain United States Federal Income Tax Considerations for Richmont Shareholders – U.S. Holders – Passive Foreign Investment Company Considerations”, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Richmont Shares for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

    Distributions on Alamos Shares

    Subject to the discussion below under “Certain United States Federal Income Tax Considerations for Richmont Shareholders – U.S. Holders – Passive Foreign Investment Company Considerations”, the gross amount of any distribution on Alamos Shares (without reduction for any Canadian income tax withheld from such distribution)

    generally will be subject to U.S. federal income tax as dividend income to the extent paid out of Alamos’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of Alamos’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Alamos Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Alamos Shares), and any amount that exceeds the U.S. Holder’s adjusted tax basis will be treated as capital gain recognized on a sale, exchange, or other taxable disposition of Alamos Shares (as discussed below). However, Alamos does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that distributions will be reported in their entirety as dividends for U.S. federal income tax purposes.

    Dividends received by individuals and other non-corporate U.S. Holders on Alamos Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that (i) such holders meet certain holding period and other requirements, (ii) Alamos is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and (iii) either (x) Alamos is eligible for the benefits of a comprehensive income tax treaty with the United States or (y) the Alamos Shares are readily tradable on an established securities market in the United States. Alamos believes that it is eligible for such treaty benefits, and U.S. Treasury guidance indicates that the Alamos Shares will be readily tradable on an established securities market in the United States, although there can be no assurance that the Alamos Shares will be so tradable in future years. Dividends on Alamos Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. U.S. Holders are urged to consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

    As discussed above under “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Not Resident in Canada – Dividends on Alamos Shares”, Canadian withholding tax on dividend distributions paid by Alamos to a U.S. Holder may be reduced to 15% pursuant to the Canada-U.S. Treaty in the case of a U.S. Holder eligible for benefits under such treaty. Any such Canadian tax withheld generally will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Alamos Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. Complex limitations apply to the amount of non-U.S. taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

    Sale or Other Taxable Disposition of Alamos Shares

    Subject to the discussion below under “Certain United States Federal Income Tax Considerations for Richmont Shareholders – U.S. Holders – Passive Foreign Investment Company Considerations”, a U.S. Holder who sells or otherwise disposes of Alamos Shares received pursuant to the Arrangement in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such Alamos Shares. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Alamos Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of Alamos Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations under the U.S. Tax Code. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

    Receipt of Foreign Currency

    The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gain or loss resulting from the conversion of the foreign currency will be treated as U.S.-source ordinary income or loss. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

    Passive Foreign Investment Company Considerations

    The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Richmont was a passive foreign investment company (a “PFIC”) during any taxable year in which the U.S. Holder owned Richmont Shares, and, if so, whether Alamos is a PFIC in the taxable year that includes the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions generally are treated as passive income, unless such gains are active business gains from the sale of commodities and substantially all of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. For purposes of determining whether a non-U.S. corporation is a PFIC, such non-U.S. corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.

    PFIC Status of Richmont

    If Richmont were a PFIC during any taxable year in which a U.S. Holder holds or held Richmont Shares, and if Alamos were not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement, whether or not the Arrangement qualifies as a reorganization under Section 368(a) of the U.S. Tax Code. If gain were required to be recognized, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned rateably over the period the U.S. Holder held its Richmont Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. If, however, Richmont were a PFIC during any taxable year in which a U.S. Holder holds or held Richmont Shares, and Alamos were a PFIC for its taxable year that includes the day following the consummation of the Arrangement, then a U.S. Holder should not be subject to the adverse consequences described above, based on proposed Treasury Regulations under Section 1291(f) of the U.S. Tax Code. Different rules generally would apply to any U.S. Holder that has made a “qualified electing fund” election or “mark to market” election, if available, with respect to its Richmont Shares.

    Richmont does not believe that it was a PFIC for the taxable year ending December 31, 2016, and, based on the nature of its current assets, income, and activities, Richmont does not expect to be a PFIC for the taxable year ending December 31, 2017. However, the determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that Richmont was not and will not be a PFIC for any taxable year during which a U.S. Holder holds or has held Richmont Shares. U.S. Holders are urged to consult their tax advisors with respect to Richmont’s status under the PFIC rules and the potential application of the PFIC rules to their particular situation.

    PFIC Status of Alamos

    If Alamos were classified as a PFIC for any taxable year during which a U.S. Holder held Alamos Shares received pursuant to the Arrangement, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Alamos Shares would be allocated rateably over the U.S. Holder’s holding period for the Alamos Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before Alamos became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder during a taxable year on its Alamos Shares were to exceed 125% of the average of the annual distributions on the Alamos Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such “excess distribution” would be subject to taxation in the same manner as gain, described immediately above. Certain elections (such as a mark-to-market election) might be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

    Alamos does not believe that it was a PFIC for the taxable year ending December 31, 2016, and, based on the nature of its current assets, income, and activities, Alamos does not expect to be a PFIC for the taxable year ending December 31, 2017, or for the foreseeable future. However, the determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that Alamos will not be a PFIC for the current or future taxable years. If Alamos is classified as a PFIC in any year during which a U.S. Holder holds Alamos Shares, Alamos generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, whether or not Alamos is classified as a PFIC in such succeeding years under the income or asset tests described above.

    Subject to certain exceptions, a U.S. Holder who owns Alamos Shares during any taxable year in which Alamos is a PFIC must disclose certain information with respect to such holder’s ownership interest by filing IRS Form 8621. U.S. Holders are urged to consult their tax advisors regarding the consequences of the Arrangement and of the ownership and disposition of Alamos Shares under the PFIC rules, including the potential availability of a mark-to-market election, and the applicability of annual filing requirements.

    Non-U.S. Holders

    Exchange of Richmont Shares for Alamos Shares and Exercise of Dissent Rights Pursuant to the Arrangement

    In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of Richmont Shares for Alamos Shares pursuant to the Arrangement or upon the receipt of cash from Richmont as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

    Ownership and Disposition of Alamos Shares Received Pursuant to the Arrangement

    In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from Alamos or upon any gain realized upon the sale or other disposition of Alamos Shares.

    Backup Withholding and Information Reporting

    U.S. Holders of Richmont Shares may be subject to information reporting and may be subject to backup withholding on any cash payments made in connection with the Arrangement. Payments of distributions on, or the proceeds from a sale or other taxable disposition of, Alamos Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other taxable disposition of, Alamos Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

    Backup withholding generally will not apply, however, to a U.S. Holder who furnishes an IRS Form W-9 (or substitute form) listing a correct taxpayer identification number and certifying that such holder is not subject to backup withholding or who otherwise establishes an exemption from backup withholding. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to certify non-U.S. status (generally, on an applicable IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

    Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

    Certain U.S. Holders must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for shares held in accounts maintained with certain financial institutions). Penalties may be imposed for the failure to disclose such information. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these reporting requirements on their ownership and disposition of Alamos Shares received pursuant to the Arrangement.

    RISK FACTORS

    Alamos Shareholders and Richmont Shareholders should carefully consider the following risk factors related to the Arrangement. In addition to the risks set out in the documents incorporated by reference in this Circular, the proposed combination of Richmont with Alamos pursuant to the Arrangement is subject to certain risks, including those set out below.

    Mineral reserve and mineral resource figures pertaining to Richmont’s and Alamos’ properties are only estimates and are subject to revision based on developing information.

    Information pertaining to Richmont’s and Alamos’ mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

    The estimates of mineral reserves and mineral resources attributable to any specific property of Richmont or Alamos are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

    The Arrangement is subject to satisfaction or waiver of several conditions.

    The Arrangement is conditional upon, among other things, approval of the Richmont Arrangement Resolution by Richmont Shareholders, approval of the Alamos Share Issuance Resolution by Alamos Shareholders, TSX and NYSE approval, and Richmont and Alamos having obtained all government or regulatory approvals required by law, policy or practice, including Competition Act Approval. There can be no assurance that any or all such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Richmont and Alamos.

    Alamos has applied to the TSX and the NYSE to list the Alamos Shares issuable under the Arrangement. It is a condition of closing the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of the Alamos Consideration Shares, subject to official notice of issuance and the satisfaction of customary conditions required by such exchanges.

    The market value of the Alamos Shares that Richmont Shareholders retain following the Arrangement may be less than the value of the Richmont Shares as of the date of the Arrangement Agreement or the dates of the shareholder meetings.

    The consideration payable to Richmont Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of Alamos Shares or Richmont Shares prior to the consummation of the Arrangement. Neither of the Parties is permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Alamos Shares or Richmont Shares. There may be a significant amount of time between the date when Alamos Shareholders and Richmont Shareholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Alamos Shares or the Richmont Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the shareholder meetings and completion of the Arrangement.

    These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for Alamos’ post-Arrangement operations, the effect of any conditions or restrictions imposed on or proposed with respect to Alamos’ post-Arrangement by governmental authorities and general market and economic conditions. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Alamos Consideration Shares that Richmont Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of the Alamos Consideration Shares that Richmont Shareholders will receive on completion of the Arrangement will equal or exceed the market value of the Richmont Shares held by such Richmont Shareholders prior to such time. In addition, there can be no assurance that the trading price of the Alamos Shares will not decline following completion of the Arrangement.

    The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of Alamos’ post-Arrangement financial condition or results of operations following the Arrangement.

    The pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of Alamos’ post-Arrangement financial condition or results of operations following the Arrangement for several reasons. For example, the pro forma consolidated financial statements have been derived from the historical financial statements of Alamos and Richmont and do not represent a financial forecast or projection and certain assumptions have been made. Such assumptions may not prove to be accurate. Moreover, the pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Alamos’ post-Arrangement in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Alamos and Richmont is not reflected in the pro forma consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect Alamos’ post-Arrangement financial condition or results of operations following the Arrangement.

    See “Alamos Upon Completion of the Arrangement – Selected Alamos Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma consolidated financial statements of Alamos attached as Appendix K to this Circular.

    Alamos may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

    Alamos must generate sufficient internal cash flows through the successful operation of current newly acquired mineral assets and/or be able to utilize available financing sources, to finance its growth and sustain capital requirements. If Alamos does not realize satisfactory prices for the gold and other minerals that it produces, it could be required to raise additional capital through the capital markets and/or incur borrowings to meet its capital requirements. These financing requirements could adversely affect Alamos’ credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Alamos might have. If there are significant delays in when Alamos’ projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Alamos’ results of operation, cash flow from operations and financial condition.

    In addition, Alamos’ mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Alamos’ mining or processing operations could materially adversely affect Alamos’ business, results of operations, financial condition and liquidity.

    Alamos will have operations in a number of jurisdictions.

    Operations, development and exploration activities carried out by Alamos may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Changes in mining practices or investment policies or shifts in political attitudes may also adversely affect Alamos’ business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people (including aboriginal land claims), water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Alamos carries on business could materially affect the rights and title to the interests held there by Alamos. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining Authorizations nor that such exploration and mining Authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

    The integration of Richmont and Alamos may not occur as planned.

    The Arrangement Agreement has been entered into with the expectation that its completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Richmont and Alamos and enhanced growth opportunities for Alamos. These anticipated benefits will depend in part on whether Richmont’s and Alamos’ operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Alamos’ operations after completion of the Arrangement could be adversely affected if Alamos cannot retain key employees to assist in the integration and operation of Richmont and Alamos. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Richmont and Alamos will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

    Richmont may become liable to pay the Richmont Termination Payment.

    If the Arrangement Agreement is terminated under certain circumstances, Richmont may be required to pay the Richmont Termination Payment to Alamos. Moreover, if Richmont is required to pay the Richmont Termination Payment under the Arrangement Agreement and Richmont does not enter into or complete an alternative transaction, the financial condition of Richmont may be materially adversely affected.

    The Richmont Termination Payment may discourage other parties from proposing a significant business transaction with Richmont.

    Under the Arrangement Agreement, Richmont is required to pay the Richmont Termination Payment in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Richmont Termination Payment may discourage other parties from attempting to propose a significant business transaction with Richmont, even if a different transaction could provide better value to Richmont Shareholders than the Arrangement.

    Alamos may become liable to pay the Alamos Termination Payment.

    If the Arrangement Agreement is terminated under certain circumstances, Alamos may be required to pay the Alamos Termination Payment to Richmont. Moreover, if Alamos is required to pay the Alamos Termination Payment under the Arrangement Agreement and Alamos does not enter into or complete an alternative transaction, the financial condition of Alamos may be materially adversely affected.

    The Alamos Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Alamos.

    Under the Arrangement Agreement, Alamos is required to pay the Alamos Termination Payment in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Alamos Termination Payment may discourage other parties from attempting to propose a significant business transaction with Alamos, even if a different transaction could provide better value than the Arrangement to Alamos Shareholders.

    Following completion of the Arrangement, Alamos may issue additional equity securities.

    Following completion of the Arrangement, Alamos may issue additional equity securities to finance its activities, including in order to finance acquisitions. If Alamos were to issue Alamos Shares, a holder of such shares may experience dilution in Alamos’ earnings per share. Moreover, as Alamos’ intention to issue additional equity securities becomes publicly known, Alamos’ share price may be materially adversely affected.

    INFORMATION CONCERNING RICHMONT

    Richmont currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine. On October 2, 2017, Richmont completed a transaction with Monarques, pursuant to which Monarques acquired Richmont’s Québec based assets including the Beaufor Mine, the Camflo Mill and the Wasamac Development Project as well as all other mineral claims, mining leases and mining concessions located in the Province of Québec in exchange for 40,348,203 common shares in the capital of Monarques representing 19.9% of the outstanding Monarques Shares, and the retention of net smelter return royalties on the properties. Of the 40,348,203 Monarques Shares that Richmont received, 5,715,000 Monarques Shares were acquired through the conversion of 5,715,000 subscription receipts of Monarques that Richmont had previously subscribed for at a price of $0.35 per subscription receipt. Richmont has agreed with Monarques that it will not sell the 5,715,000 Monarques Shares acquired through subscription receipts for a period of one year, subject to certain exceptions.

    For further information regarding Richmont, the development of its business and its business activities, see the Annual Information Form of Richmont dated March 22, 2017 which is incorporated by reference in this Circular. See Appendix I – “Information Concerning Richmont Mines Inc.” for further information on Richmont.

    INFORMATION CONCERNING ALAMOS

    Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Young-Davidson Mine in Ontario, Canada and the Mulatos Mine and the El Chanate Mine in the state of Sonora, Mexico. In 2016, the Young-Davidson Mine produced 170,000 ounces of gold, the Mulatos Mine produced 154,000 ounces of gold and the El Chanate Mine produced 68,000 ounces of gold for total gold production of 392,000 ounces. Alamos also owns the development-stage Agi Dagi, Kirazli and Çamyurt Projects in the Biga district of northwestern Turkey, the Esperanza Project in Morelos State, Mexico, the Quartz Mountain Property in Oregon, USA, and the Lynn Lake Project in Manitoba, Canada.

    AuRico Gold Inc. amalgamated with the predecessor to Alamos, also named Alamos Gold Inc., under section 182 of the OBCA pursuant to Articles of Arrangement dated July 2, 2015 with the resulting amalgamated company continuing under the name Alamos Gold Inc. Alamos’ principal place of business and registered office is Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3.

    Alamos is a reporting issuer in all of the provinces and territories of Canada. The Alamos Shares are listed on the TSX and the NYSE under the symbol “AGI” and the Alamos Warrants are listed and posted for trading on the TSX under the symbols “AGI.WT” and “AGI.WT.A”. On September 8, 2017, the last trading day prior to the announcement that Richmont and Alamos had entered into the Arrangement Agreement, the closing prices of the Alamos Shares on the TSX and NYSE were C$10.25 and $8.45, respectively. See Appendix J – “Information Concerning Alamos Gold Inc.” for further information on Alamos.

    ALAMOS UPON COMPLETION OF THE ARRANGEMENT

    Overview

    On completion of the Arrangement, Alamos will own all of the Richmont Shares and Richmont will be a wholly-owned subsidiary of Alamos. Former Richmont Shareholders will be shareholders of Alamos. Based on the number of Richmont Shares and Alamos Shares outstanding on September 8, 2017, immediately following completion of the Arrangement and assuming all Richmont Options are exchanged for Alamos Replacement Options, on a pro forma basis, former Richmont Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 23% of the Alamos Shares issued and outstanding immediately following the completion of the Arrangement, and existing Alamos Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 77% of the Alamos Shares issued and outstanding immediately following the completion of the Arrangement.

    Following the Arrangement, Alamos will continue to be a corporation existing under the OBCA. The business and operations of Alamos will be consolidated with Richmont’s and the principal executive office of Alamos will be Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3 immediately following consummation of the Arrangement. See Appendix M - “Summary Comparison of Shareholder Rights Under the QBCA and OBCA” for a summary comparison of certain shareholder rights under the QBCA and the OBCA. Such comparison is a summary only and not exhaustive, and may not address all the differences between the QBCA and OBCA that a Richmont Shareholder may find relevant.

    Alamos has applied to each of the TSX and the NYSE to list the Alamos Shares issuable under the Arrangement.

    Organizational Chart

    The following chart shows, in a simplified manner, the relationships between Alamos and its subsidiaries immediately following completion of the Arrangement. Below each company’s name is the jurisdiction in which the company was incorporated (or continued), formed or organized.

    Description of the Business

    Alamos will remain a Canadian-based intermediate gold producer with a diversified portfolio of assets located in stable jurisdictions, including Canada, Mexico and Turkey, and a significant pipeline of high-quality development projects. Alamos will own 100% of the Mulatos Mine in the state of Sonora, Mexico, the Young-Davidson Mine in Ontario, Canada, the El Chanate Mine in Sonora, Mexico, the development-stage Agi Dagi, Kirazli and Çamyurt Projects in the Biga district of northwestern Turkey, the Esperanza Project in Morelos State, Mexico and the Quartz Mountain Property in Oregon, USA, as well as the Lynn Lake Project in Manitoba, Canada. In addition, Alamos will also own 100% of the Island Gold Mine.

    Governance of Alamos

    The governance of Alamos is not anticipated to materially change following the completion of the Arrangement.

    Description of Share Capital

    The share capital of Alamos will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Alamos Consideration Shares, Alamos Replacement Options and Alamos Replacement RSUs contemplated by the Arrangement.

    Selected Alamos Unaudited Pro Forma Consolidated Financial Information

    The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Alamos’ unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix K to this Circular. The pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 and the pro forma consolidated interim statement of comprehensive income for the six-month period ended June 30, 2017 have been prepared for illustrative purposes only. The pro forma consolidated statement of financial position as at June 30, 2017 has been prepared for illustrative purposes only.

    The pro forma consolidated statement of financial position has been prepared from the unaudited consolidated statement of financial position of Richmont and the unaudited consolidated statement of financial position of Alamos as at June 30, 2017 and gives pro forma effect to the completion of the Arrangement as if it had occurred on June 30, 2017. The pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 and the pro forma consolidated statement of comprehensive income for the six-month period ended June 30, 2017 have been prepared, respectively, from the audited consolidated statement of comprehensive income of Richmont and the audited consolidated statement of comprehensive loss of Alamos for the year ended December 31, 2016, and from the unaudited consolidated statements of comprehensive income of each of Alamos and Richmont for the six-month period ended June 30, 2017 and gives pro forma effect to the completion of the Arrangement as if the transaction had occurred on January 1, 2016.

    The table below also includes certain historical results for each of Alamos and Richmont and on a pro forma basis.

    Please read in connection with the accompanying notes provided in Appendix K to this Circular.

In US$ Millions, except per share	Six months ended June 30, 2017			Year ended December 31, 2016
amounts(1)
	Richmont	Alamos	Pro forma	Richmont	Alamos	Pro forma
			(Note 2)			(Note 2)
Consolidated Statement of
Comprehensive Income
Operating revenues	$79.3	$252.3	$331.5	$127.4	$482.2	$609.4
Net earnings (loss)	$11.9	$2.5	$10.2	$9.4	$(17.9)	$(21.3)
Earnings per share – basic		$0.01	$0.03		$(0.07)	$(0.06)
Earnings per share – diluted		$0.01	$0.03		$(0.07)	$(0.06)

Consolidated Statement of	Richmont	Alamos	Pro forma
Financial Position			(Note 3)
Cash and cash equivalents	$73.9	$133.7	$184.5
Total assets	$210.8	$2,423.6	$3,185.5
Total liabilities	$39.2	$408.8	$560.7
Total equity	$171.6	$2,014.8	$2,624.8

    Notes:

(1)	Richmont’s financial statements are presented in C$. For the purposes of this table, line items have been translated into US$ at the following rates:

      Statement of financial position as at June 30, 2017 – at the US$/C$ exchange rate of C$1.2977;

      Statement of comprehensive income for the year ended December 31, 2016 – at the US$/C$ average exchange rate for the year of C$1.3248; and

      Statement of comprehensive income for the six months ended June 30, 2017 – at the US$/C$ average exchange rate for the period of C$1.3343.

    Certain reclassifications have been made to the historical financial statements of Richmont in the preparation of the pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Alamos, and to align the accounting policies of Richmont to those applied by Alamos.

(2)	The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on January 1, 2016.

(3)	The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on June 30, 2017.

    Post-Arrangement Shareholdings and Principal Shareholders

    Based on the Richmont and Alamos securities outstanding on September 8, 2017, immediately following completion of the Arrangement (and assuming Richmont Options are exchanged for Alamos Replacement Options), former Richmont Shareholders immediately following the Effective Time will hold approximately 23% of the Alamos Shares issued and outstanding immediately after the Effective Time, while Alamos Shareholders immediately following the Effective Time will hold approximately 77% of the Alamos Shares issued and outstanding immediately after the Effective Time.

    To the knowledge of the directors and executive officers of Richmont and Alamos, other than as set forth below, immediately following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Alamos carrying 10% or more of the voting rights attached to any class of voting securities of Alamos:

	Number of	% of Alamos
Name	Alamos Shares(1)	Shares(1)
BlackRock, Inc.	45,169,776	11.61%
Franklin Resources, Inc.	41,333,756	10.62%

    Note:

(1)

    Based on the knowledge of the directors and executive officers of Richmont and Alamos based on the most recently available public data and assuming 389,040,322 Alamos Shares will be issued and outstanding immediately following the Effective Time.

    Pro Forma Consolidated Capitalization

    For a breakdown of Alamos’ pro forma consolidated capitalization, refer to the Alamos unaudited pro forma consolidated statement of financial position as at June 30, 2017, attached hereto as Appendix K. The pro forma consolidated capitalization includes pro forma adjustments to the unaudited consolidated statement of financial position of Alamos as at June 30, 2017. The pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma consolidated financial statements as described within the pro forma consolidated financial statements. Differences between the preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma consolidated financial statements and future results of operations and financial position.

    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

    Since January 1, 2017, no informed person of Richmont or Alamos or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any arrangement which has materially affected or will materially affect Richmont or Alamos or either of their subsidiaries.

    INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

    Except as disclosed herein, no: (i) director or executive officer of Richmont or Alamos who has held such position at any time since January 1, 2017; or (ii) associate or affiliate of a person in (i), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Richmont Meeting or the Alamos Meeting, respectively.

    Ownership of Richmont Securities

    As of September 8, 2017, the directors and officers of Richmont and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 367,945 Richmont Shares representing approximately 0.58% of the outstanding Richmont Shares and an aggregate of 1,762,220 Richmont Options, 236,195 Richmont RSUs and 111,437 Richmont DSUs, which, when aggregated with the Richmont Shares owned by such directors and officers, represented approximately 3.74% of the Richmont Shares (on a fully diluted basis) on such date. All of the Richmont Shares and Richmont Options held by the directors and officers of Richmont will be treated in the same manner under the Arrangement as Richmont Shares and Richmont Options held by other Richmont Shareholders and other holders of Richmont Options. The Richmont RSUs and Richmont DSUs held by the directors and officers will be treated under the Arrangement as described under the heading “The Arrangement – Description of the Arrangement – Effect of Arrangement on Holders of Richmont Options, Richmont RSUs and Richmont DSUs”.

    The table below sets out the names and positions of the directors and officers of Richmont as of October 17, 2017 and the number of Richmont Shares, Richmont Options, Richmont RSUs and Richmont DSUs held by each such director and officer, or over which control or direction was exercised by each such director or officer and, where known after reasonable inquiry, by their respective associates or affiliates as of September 8, 2017, being the last trading date prior to the date the Arrangement Agreement was entered into, and the consideration to be received by such director or officer for such Richmont Shares, Richmont Options, Richmont RSUs and Richmont DSUs.

Name and Position with	Richmont	Richmont	Richmont
Richmont	Shares	Shares (%)(1)	Options	Richmont RSUs	Richmont DSUs
Renaud Adams
President, Chief
Executive Officer and	123,259	0.193	691,355	95,903	Nil
Director
Robert Chausse
Chief Financial Officer	15,000	0.024	200,000	5,293	Nil
Anne Day
Senior Vice-President,	16,538	0.026	112,829	17,341	Nil
Investor Relations
Christian Bourcier
Vice-President,	9,900	0.016	111,643	9,687	Nil
Operations
Steve Burleton
Vice-President,	12,971	0.020	96,319	22,952	Nil
Corporate Development
Daniel Adam
Vice-President,	66,414	0.104	62,354	18,564	Nil
Exploration
Nicole Veilleux
Vice-President, Finance	33,833	0.053	144,185	21,561	Nil
Mélissa Tardif
Corporate Secretary	1,409	0.002	10,000	5,227	Nil
Peter Barnes
Director	19,425	0.030	100,000	6,667	10,764
Elaine Ellingham
Director	34,196	0.054	153,867	11,000	28,764
René Marion
Chairman	25,000	0.039	16,667	11,000	43,145
Michael Pesner
Director	10,000	0.016	63,001	11,000	28,764

    Notes:

(1)

    Based on the number of Richmont Shares outstanding as of September 8, 2017, being the last trading day prior to the announcement of the entering into of the Arrangement Agreement, calculated to three decimal places.

    Richmont Change of Control Payments

    Pursuant to their respective employment agreements with Richmont, the consummation of the Arrangement and the subsequent termination of employment without cause or resignation for “good reason” may result in change of control payments to the executive officers of Richmont. The executive officers eligible to receive such change of control payments, and the amounts of such payments (which include severance payments related to historical salary and bonus amounts, as well as a pro-rated amount for benefit entitlements) are: Renaud Adams, President and Chief Executive Officer (C$2,091,332), Robert Chausse, Chief Financial Officer (C$1,187,469), Anne Day, Senior Vice-President, Investor Relations (C$627,707), Christian Bourcier, Vice-President, Operations (C$594,147), Steve Burleton, Vice-President, Business Development (C$548,993), Daniel Adam, Vice-President Exploration (C$480,462) and Nicole Veilleux, Vice-President, Finance (C$544,216). The aggregate amounts described above do not include the pro-rata portion of any bonus earned for 2017 that will become payable to such executive officers in connection with any termination without cause or resignation for “good reason”, as the pro-rata portion of the bonuses earned would be payable regardless of the consummation of the Arrangement.

    Accelerated Vesting of Awards under the Richmont LTIP

    The Richmont LTIP provides that the Richmont Board may make such provision for the protection of the rights of participants under the Richmont LTIP as the Richmont Board considers appropriate in the circumstances, in its discretion. Such actions may include changing the vesting provisions for awards granted under the Richmont LTIP (which includes Richmont Options and RSUs). On September 3, 2017, the Richmont Board passed resolutions providing that if (i) within 180 days after a change of control, (a) an officer of Richmont is terminated without cause (as determined in accordance with the Richmont LTIP), or (b) resigns for “Good Reason”, all unvested awards held by such officer on the date of such termination or resignation shall automatically vest on such date and remain available for exercise for a period of one year; and (ii) if, within 180 days after a change of control, a member of the Richmont Board as of the date of the resolution ceases to be a director of Richmont, all unvested awards held by such director on the date such director ceases to be a director of Richmont will automatically vest on such date and remain available for exercise for a period of one year.

    For the purposes of the provisions above, “Good Reason” means the occurrence of any one of the following acts or events without the prior written consent of the officer: (i) the assignment of duties or responsibilities which are materially inconsistent with the officer’s position or responsibilities within Richmont; (ii) a reduction in the officer’s base salary; (iii) the failure by Richmont to continue in effect any short term incentive plan or long term incentive plan in which the officer is participating as at the date of the resolution unless such plans have been replaced by new plans providing the officer with benefits that are comparable, in the aggregate, to the benefits provided in such plans; or (iv) requiring the officer to be based anywhere other than 75 kilometers from the officer’s current principal place of employment in downtown Toronto, Ontario (with the understanding that the officer will be required to travel extensively for business purposes).

    Insurance and Indemnification of Directors and Officers

    The Arrangement Agreement provides that Richmont will be entitled to purchase run off directors’ and officers’ liability insurance for a period of six years in favour of its current and former directors and officers from the Effective Date, for a lump sum not to exceed an amount agreed to between Richmont and Alamos.

    Pursuant to the Arrangement Agreement, Alamos also agreed that it will cause Richmont to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Richmont and its subsidiaries, and acknowledges that such rights, as disclosed, will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

    AUDITORS

    Raymond Chabot Grant Thornton LLP is Richmont’s current auditor. KPMG LLP is Alamos’ current auditor.

    EXPENSES OF THE ARRANGEMENT

    Richmont and Alamos have agreed in the Arrangement Agreement that, except in the limited circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Reimbursement of Expenses”, each party will pay all of its respective out-of-pocket expenses incurred in connection with the Arrangement, the Alamos Meeting, the Richmont Meeting and the preparation and mailing of this Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, however the parties will each pay half of the governmental fees in connection with the filings, notifications, applications and/or submissions in relation to the Competition Act Approval. The estimated costs to be incurred by Richmont and Alamos with respect to the Arrangement and related matters are expected to aggregate $23 million.

    LEGAL MATTERS

    Certain legal matters in connection with the Arrangement will be passed upon by Fasken Martineau DuMoulin LLP on behalf of Richmont and Torys LLP on behalf of Alamos. As at October 17, 2017, partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of the outstanding Richmont Shares and less than 1% of the outstanding Alamos Shares.

    INTERESTS OF EXPERTS OF RICHMONT

    The audited consolidated financial statements of Richmont as at December 31, 2016 and 2015, incorporated by reference in this Circular, have been audited by Raymond Chabot Grant Thornton LLP, as set forth in their report thereon, included therein and incorporated herein by reference. Raymond Chabot Grant Thornton LLP has advised that they are independent of Richmont within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

    Information relating to Richmont’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for Richmont or its subsidiaries by: Daniel Adam, P. Geo, Ph.D., Vice-President Exploration of Richmont; Bernard Salmon, P. Eng., Manager, Resources and Project Evaluation of Richmont; Louis Nkoy, P.Eng., B.A.Sc., former Chief Engineer of the Beaufor Mine for Richmont; Léon Grondin Leblanc, P.Eng., Chief Engineer of the Island Gold Mine; Raynald Vincent, P.Eng., M.G.P., Chief Geologist of the Island Gold Mine; Vincent K. Ramcharan, P.Eng., M. Eng., Director, Corporate Responsibility, External Affairs and Sustainability of Richmont; and Mathieu Bélisle, P.Eng., Soutex Inc. To Richmont’s knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101. To Richmont’s knowledge, as at the date hereof, the aforementioned qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than 1% of any class of shares of Richmont.

    INTERESTS OF EXPERTS OF ALAMOS

    The audited consolidated financial statements of Alamos as at December 31, 2016 and 2015 incorporated by reference in this Circular have been audited by KPMG LLP, chartered professional accountants, as set forth in their report thereon, and incorporated herein by reference. KPMG LLP has advised Alamos that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Alamos under all relevant U.S. professional and regulatory standards.

    Information relating to Alamos’ mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for Alamos or its subsidiaries by: Andrew Cormier, P.Eng., Vice-President, Development and Construction of Alamos; Marc Jutras, P.Eng., Ginto Consulting Inc.; Herb Welhener, SME-RM., Independent Mining Consultants, Inc.; Todd Minard, P.E., Golder Associates Inc.; Paolo Chiaramello, P.Eng., Golder Associates Ltd.; Jim Cremeens, P.E., P.G., Knight Piesold Ltd.; Jeffrey Volk, C.P.G., FAusIMM, Director, Reserves and Resources of Alamos; Chris Bostwick, FAusIMM, Vice-President, Technical Services of Alamos; and Aoife McGrath, M.Sc., M.AIG, Vice-President, Exploration of Alamos and have been included in reliance on such persons’ expertise. To Alamos’ knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101. To Alamos’ knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1% of any class of shares of Alamos.

    ADDITIONAL INFORMATION

    Additional information relating to Richmont can be found on SEDAR at www.sedar.com and on Richmont’s website at www.richmont-mines.com. Financial information is provided in Richmont’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016 and the six months ended June 30, 2017 and can also be found on SEDAR at www.sedar.com. Richmont Shareholders may also contact Anne Day, Senior Vice-President, Investor Relations by phone at 416-368-0291 x 105 or by e-mail at aday@richmont-mines.com to request copies of these documents.

    Additional information relating to Alamos can be found on SEDAR at www.sedar.com and on Alamos’ website at www.alamosgold.com. Financial information is provided in Alamos’ audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016 and the three months and six months ended June 30, 2017 and can also be found on SEDAR at www.sedar.com. Alamos Shareholders may also contact Nils Engelstad, Vice-President and General Counsel, by phone at 416-368-9932 x 5407 or by email at nengelstad@alamosgold.com to request copies of these documents.

    DIRECTORS’ APPROVAL

    The contents of this Circular and the sending thereof to the shareholders of Richmont have been approved by the Richmont Board.

BY ORDER OF THE BOARD OF DIRECTORS
OF RICHMONT MINES INC.

(Signed) “René Marion”
René Marion, Chairman

    Toronto, Ontario
    October 18, 2017

    The contents of this Circular and the sending thereof to the shareholders of Alamos have been approved by the Alamos Board.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALAMOS GOLD INC.

(Signed) “Paul J. Murphy”
Paul J. Murphy, Chairman

    Toronto, Ontario
    October 18, 2017

    CONSENTS

    Consent of Macquarie Capital Markets Canada Ltd.

    To the Board of Directors of Richmont Mines Inc.:

    We refer to the opinion letter dated September 10, 2017 which we prepared for the Board of Directors and the Special Committee of Richmont Mines Inc. (“Richmont”) in connection with the plan of arrangement involving Richmont and Alamos Gold Inc. (“Alamos”).

    We consent to the inclusion of the opinion letter set out as Appendix F, and to the summary of our opinion included under the headings “Summary – Opinions of the Financial Advisors – Fairness Opinions of Macquarie Capital and Maxit Capital”, and “The Arrangement – Richmont Fairness Opinions” in the joint management information circular of Richmont and Alamos dated October 18, 2017.

Toronto, Ontario, Canada	(Signed) “Macquarie Capital Markets Canada Ltd.”
October 18, 2017

    Consent of Maxit Capital LP

    To the Board of Directors of Richmont Mines Inc.:

    We refer to the opinion letter dated September 10, 2017 which we prepared for the Board of Directors and the Special Committee of Richmont Mines Inc. (“Richmont”) in connection with the plan of arrangement involving Richmont and Alamos Gold Inc. (“Alamos”).

    We consent to the inclusion of the opinion letter set out as Appendix G, and to the summary of our opinion included under the headings “Summary – Opinions of the Financial Advisors – Fairness Opinions of Macquarie Capital and Maxit Capital”, and “The Arrangement – Richmont Fairness Opinions” in the joint management information circular of Richmont and Alamos dated October 18, 2017.

Toronto, Ontario, Canada	(Signed) “Maxit Capital LP”
October 18, 2017

    Consent of BMO Capital Markets

    To the Board of Directors of Alamos Gold Inc.:

    We refer to the opinion letter dated September 10, 2017 which we prepared for the Board of Directors of Alamos Gold Inc. (“Alamos”) in connection with the plan of arrangement involving Alamos and Richmont Mines Inc. (“Richmont”).

    We consent to the inclusion of the opinion letter set out as Appendix H to the summary of the fairness opinion included under the headings “Summary – Opinions of the Financial Advisors – Fairness Opinions of BMO Capital Markets”, and “The Arrangement – Alamos Fairness Opinion” in the joint management information circular of Alamos and Richmont dated October 18, 2017.

Toronto, Ontario, Canada	(Signed) “BMO Nesbitt Burns Inc.”
18, 2017

    GLOSSARY OF TERMS

    “Aboriginal Group” includes any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing;

    “Acquisition Proposal” means a Richmont Acquisition Proposal or an Alamos Acquisition Proposal, as the context requires;

    “Agi Dagi Project” means the Agi Dagi development project in Çanakkale, Turkey;

    “Alamos” means Alamos Gold Inc., a company existing under the OBCA;

    “Alamos Acquisition Proposal” means in respect of Alamos, other than the transactions between the Parties contemplated by the Arrangement Agreement, any proposal, offer or expression of interest, whether or not in writing, from any Person or group of Persons acting “jointly or in concert”, other than Richmont or the Richmont Subsidiaries, to, directly or indirectly, acquire in any manner more than 20% of the assets of Alamos (on a consolidated basis) or more than 20% of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of Alamos or any one or more of its Subsidiaries, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Alamos and/or any of its Subsidiaries or any of their respective securityholders or any other Person, whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to Richmont contemplated by the Arrangement;

    “Alamos AIF” has the meaning given to it in Appendix J;

    “Alamos Board” means the board of directors of Alamos;

    “Alamos Consideration Shares” means the Alamos Shares issued to Richmont Shareholders pursuant to the Arrangement in exchange for Richmont Shares, on the basis of the Exchange Ratio;

    “Alamos Disclosure Letter” means the letter dated as of September 11, 2017, delivered by Alamos to Richmont with respect to certain matters in the Arrangement Agreement;

    “Alamos DSUs” means deferred share units which may be settled for Alamos Shares;

    “Alamos Fairness Opinion” means the fairness opinion dated September 10, 2017 delivered by BMO Capital Markets to the Alamos Board in respect of the Arrangement;

    “Alamos Lock-Up Agreements” means the voting and support agreements dated September 11, 2017 made between Richmont and the Alamos Locked-Up Shareholders in the form agreed to between the Parties;

    “Alamos Locked-Up Shareholders” means the officers and directors of Alamos that own, or exercise control or direction over, Alamos Shares or securities convertible into, or exchangeable for, Alamos Shares;

    “Alamos LTIP” means Alamos’ long-term incentive plan adopted by Alamos in 2015;

    “Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Alamos Share Issuance Resolution;

    “Alamos Notice of Special Meeting” means the notice of special meeting of Alamos which accompanies this Circular;

    “Alamos Options” means options exercisable for Alamos Shares;

    “Alamos PSUs” means performance share units which may be settled for Alamos Shares;

    “Alamos Replacement Options” means, in respect of a holder of a Richmont Option outstanding immediately prior to the Effective Time, replacement Alamos Options granted by Alamos, in exchange for such holder’s Richmont Option, in a number equal to the Exchange Ratio multiplied by the number of Richmont Shares subject to such Richmont Option, each of which such Alamos Option would entitle the holder thereof to acquire one Alamos Share, at an exercise price per Alamos Share equal to the exercise price per Richmont Share of such Richmont Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that the exercise price of such Alamos Replacement Options will be adjusted by the amount, and to the extent, necessary to ensure that the aggregate In the Money Amount of such Alamos Replacement Options does not exceed the In the Money Amount of all such Richmont Options before the exchange;

    “Alamos Replacement RSU” means a replacement Alamos RSU granted by Alamos to a holder of a Richmont Retained Employee RSU outstanding immediately prior to the Effective Time, in exchange for such holder’s Richmont Retained Employee RSU, having a value equal to the value of such Richmont Retained Employee RSU immediately prior to the Effective Time, which shall be determined with reference to Alamos Shares based on the Exchange Ratio, provided that the Exchange Ratio shall be modified in a manner such that the aggregate fair market value of the Alamos Shares to be acquired or received under the Alamos Replacement RSU immediately after the issuance of the Alamos Replacement RSU will not exceed the aggregate fair market value of the Richmont Shares that would have been acquired or received under the Richmont Retained Employee RSU immediately before the issuance of the Alamos Replacement RSU;

    “Alamos RSUs” means restricted share units which may be settled for Alamos Shares;

    “Alamos Share Issuance Resolution” means the Alamos Share Issuance Resolution, in the form attached as Appendix B to this Circular;

    “Alamos Shareholders” means at any time, the holders of Alamos Shares;

    “Alamos Shares” means the Class A common shares in the capital of Alamos;

    “Alamos Subject Securities” has the meaning given to it in “Summary of Material Agreements – Lock-Up Agreements – Alamos Lock-Up Agreements”;

    “Alamos Subsidiaries” means, collectively, the Subsidiaries of Alamos;

    “Alamos Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made by an arm’s length third party after the execution of this Agreement to acquire all or substantially all of the assets of Alamos (on a consolidated basis) or 100% of the Alamos Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that is conditional on the Arrangement not being completed and that the Alamos Board determines in its good faith (based upon advice from its financial advisors and outside legal counsel), as reflected in the minutes of the Alamos Board (a copy of which minutes shall be provided to Richmont promptly after such determination by the Alamos Board): (i) complies with applicable securities laws and did not result from a breach of Article 6 of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and Alamos; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Alamos Shares, is made available to all Alamos Shareholders (other than the party making such proposal) on the same terms and conditions (including as to the form and amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to the Alamos Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Richmont as contemplated by Section 6.2(b) of the Arrangement Agreement); and (vii) is such that failure to recommend such Acquisition Proposal to the Alamos Shareholders would be inconsistent with the Alamos Board’s fiduciary duties under applicable law;

    “Alamos Termination Payment” means the sum of C$35,000,000 payable to Alamos upon the occurrence of certain events;

    “Alamos Warrants” means outstanding warrants to purchase Alamos Shares;

    “allowable capital loss” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

    “ARC” means an advance ruling certificate issued by the Commissioner under section 102(1) of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

    “Arrangement” means an arrangement pursuant to Chapter XVI – Division II of the QBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or with the Arrangement Agreement or made at the direction of the Court either in the Interim Order or Final Order with the consent of Richmont and Alamos, each acting reasonably;

    “Arrangement Agreement” means the arrangement agreement dated as of September 11, 2017 between Alamos and Richmont, together with the schedules attached thereto, as amended and restated or supplemented from time to time;

    “Articles of Arrangement” means the articles of arrangement of Richmont in respect of the Arrangement, to be sent to the Enterprise Registrar after the Final Order is made, which shall be in form and substance satisfactory to Richmont and Alamos, each acting reasonably;

    “AuRico” has the meaning given to it in Appendix J;

    “Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of laws, and includes any Environmental Approval;

    “Beaufor Mine” means the Beaufor mine property in Val-d’Or, Québec;

    “BMO Capital Markets” means BMO Capital Markets, financial advisor to the Alamos Board;

    “Broadridge” means Broadridge Financial Solutions, Inc.;

    “business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Montréal, Québec or New York City, New York;

    “Camflo Mill” means the Camflo mill that processes ore from mines located in Québec;

    “Çamyurt Project” means the Çamyurt development project in Çanakkale, Turkey.

    “Canada-U.S. Treaty” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Not Resident in Canada – Dividends on Alamos Shares”;

    “CDS & Co.” means CDS Clearing and Depositary Services Inc.;

    “Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement issued pursuant to Chapter XVI – Division II of the QBCA;

    “Change in Alamos Recommendation” means a withdrawal, modification or qualification, or public proposal or statement by Alamos that it intends to withdraw, modify or qualify in any manner adverse to Richmont its recommendation or the unanimous approval, recommendation or declaration of advisability of the Alamos Board;

    “Change in Richmont Recommendation” means a withdrawal, modification or qualification, or public proposal or statement by Richmont that it intends to withdraw, modify or qualify in any manner adverse to Alamos its recommendation or the unanimous approval, recommendation or declaration of advisability of the Richmont Board;

    “CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

    “Circular” means this joint management information circular, together with all appendices hereto, to be mailed or otherwise distributed by Richmont to the Richmont Shareholders or such other securityholders of Richmont as may be required pursuant to the Interim Order in connection with the Richmont Meeting and by Alamos to the Alamos Shareholders or such other securityholders of Alamos as may be required pursuant to the Interim Order in connection with the Alamos Meeting;

    “claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

    “Commissioner” has the meaning given to it in “The Arrangement – Approvals – Canadian Competition Act Approval”;

    “Competition Act” means the Competition Act (Canada), as amended;

    “Competition Act Approval” means: (i) that the Commissioner shall have issued an ARC; or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter;

    “Competition Tribunal” means the Competition Tribunal established under subsection 3(1) of the Competition Tribunal Act (Canada);

    “Completion Deadline” means the latest date by which the transactions contemplated by the Arrangement Agreement are to be completed, which date shall be December 29, 2017, provided that notwithstanding the foregoing, if the Competition Act Approval has not been obtained by such date, either Party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Competition Act Approval, provided that such Party has been working diligently to obtain such approval, and the other Party shall, in good faith, consider and not unreasonably refuse such request;

    “Confidentiality Agreements” means, collectively, the one-way confidentiality agreement dated as of June 9, 2017 between Richmont and Alamos under which Alamos was provided with access to non-public information regarding Richmont, and the one-way confidentiality agreement dated as of August 29, 2017 between Richmont and Alamos under which Richmont was provided with access to non-public information regarding Alamos, in connection with their discussions and negotiations preceding the entering into of the Arrangement Agreement;

    “Consideration Cash Value” means (i) the Exchange Ratio multiplied by (ii) the volume-weighted average price on the TSX of the Alamos Shares for a five day trading period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg;

    “Corporate Transaction” has the meaning given to it in “Summary of Material Agreements – Lock-Up Agreements – Alamos Lock-Up Agreements”;

    “Court” means the Superior Court of Québec;

    “CRA” means the Canada Revenue Agency;

    “Depositary” means Computershare Investor Services Inc., as depositary;

    “Dissent Notice” has the meaning given to it in “The Arrangement – Dissent Rights for Richmont Shareholders”;

    “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement;

    “Dissenting Non-Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

    “Dissenting Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Dissenting Resident Holders”;

    “Dissenting Richmont Shareholder” means a Registered Richmont Shareholder who validly exercises the Dissent Rights in respect of its Richmont Shares;

    “DRS Advice” means a Direct Registration System Advice;

    “Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

    “Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date;

    “El Chanate Mine” means the El Chanate gold mine located in Sonora, Mexico;

    “Enterprise Registrar” means the enterprise registrar appointed by the Minister of Revenue of Québec;

    “Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws;

    “Environmental Laws” means all applicable laws, whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;

    “Esperanza Project” means the Esperanza gold project in Morelos State, Mexico;

    “Exchange Ratio” means 1.385 Alamos Shares for each Richmont Share, subject to adjustment in accordance with the terms of the Plan of Arrangement;

    “Expansion Case PEA” has the meaning given to it in “The Arrangement – Background to the Arrangement”;

    “Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

    “Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person;

    “Former Alamos” has the meaning given to it in Appendix J;

    “forward-looking statements” has the meaning given to it in “Statements Regarding Forward-Looking Information”;

    “g/t” means grams per tonne;

    “Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

    “Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”;

    “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

    “In the Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

    “including” means including, without limitation;

    “Interim Order” means the order made after application to the Court, in form and substance satisfactory to Alamos and Richmont, each acting reasonably, containing declarations and directions in respect of the notice to be given in respect of, and the conduct of, the Richmont Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Alamos and Richmont, each acting reasonably);

    “IRS” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”;

    “Island Gold Mine” means Richmont’s Island gold mine in Dubreuilville, Ontario, Canada;

    “Kirazli Project” means the Kirazli development project in Çanakkale, Turkey;

    “Koz” means thousands of ounces;

    “Laurel Hill” means Laurel Hill Advisory Group;

    “laws” means all laws (including the common law), by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including U.S. Securities Laws;

    “Letter of Transmittal” means the Letter of Transmittal printed on blue paper for use by Registered Richmont Shareholders, in the form accompanying the Circular;

    “Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;

    “Liens” means mortgages, hypothecs, charges, pledges, assignments, liens (statutory or otherwise), security interests, easements, servitudes, encroachments, rights-of-way, rights of refusal, restriction on use or other restrictions, preferential right, “usufruit” or other real or personal right (“droit réel ou personnel”), prior claims, legal hypothecs or encumbrances of any nature whatsoever, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

    “Lynn Lake Project” means the Lynn Lake gold camp development project in Lynn Lake, Manitoba, Canada;

    “Macquarie Capital” means Macquarie Capital Markets Canada Ltd., co-financial advisor to Richmont and the Richmont Board;

    “Material Adverse Effect” means, in respect of Richmont or Alamos, any one or more changes, events, occurrences or state of facts, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation of its properties, of Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event, occurrence or state of facts: (i) relating to the global economy or securities or commodities markets in general and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (ii) affecting the worldwide gold and silver mining industry in general and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iii) resulting from changes in the price of gold and silver and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of Richmont or Alamos, either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof, or (B) primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) hereof (it being acknowledged that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there is or has been a Material Adverse Effect); (vi) relating to any generally applicable change in applicable accounting principles; (vii) resulting from the announcement of the Arrangement Agreement, the pendency of the transactions contemplated therein or compliance with the covenants therein or the satisfaction of the conditions therein; or (viii) any matters disclosed in the Richmont Disclosure Letter or the Alamos Disclosure Letter; and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a change, effect, event, occurrence or state of facts exists or has taken place that has or could have a Material Adverse Effect;

    “Maxit Capital” means Maxit Capital LP, co-advisor to Richmont and the Richmont Board;

    “Meetings” means the Richmont Meeting and the Alamos Meeting;

    “MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

    “Monarques” means Monarques Gold Corporation;

    “Monarques Share” has the meaning given to it in Appendix I;

    “Mt” means millions of tonnes;

    “Mulatos Mine” means the Mulatos gold mine in the state of Sonora, Mexico;

    “NI 43-101” means Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

    “No Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

    “Non-Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Not Resident in Canada”;

    “Non-U.S. Holder” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”;

    “Notice of Application” has the meaning given to it in “The Arrangement – Dissent Rights for Richmont Shareholders”;

    “Notice of Confirmation” has the meaning given to it in “The Arrangement – Dissent Rights for Richmont Shareholders”;

    “Notice of Contestation” has the meaning given to it in “The Arrangement – Dissent Rights for Richmont Shareholders”;

    “Notifiable Transaction” has the meaning given to it in “The Arrangement – Approvals – Canadian Competition Act Approval”;

    “NSR” means net smelter return;

    “NYSE” means the New York Stock Exchange;

    “OBCA” means the Business Corporations Act (Ontario);

    “Orion Project” means the Orion development project in Nayarit, Mexico;

    “Parties” means Richmont and Alamos and “Party” means either one of them;

    “Pending Acquisition Proposal” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”;

    “Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

    “PFIC” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders – U.S. Holders – Passive Foreign Investment Company Considerations”;

    “Plan of Arrangement” means a plan of arrangement substantially in the form and content of the Plan of Arrangement attached as Appendix E to this Circular and any amendment or variation thereto made in accordance with Article 7 of the Plan of Arrangement or the Arrangement Agreement;

    “Proposed Amendments” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders”;

    “QBCA” means the Business Corporations Act (Québec);

    “Quartz Mountain Property” means the Quartz Mountain exploration project in Oregon, USA;

    “Québec Disposition Transaction” has the meaning given to it in Appendix I;

    “RDSP” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Eligibility for Investment”;

    “Record Date” means October 17, 2017, the record date for the Richmont Meeting and the Alamos Meeting;

    “Registered Alamos Shareholder” means a registered holder of Alamos Shares;

    “Registered Richmont Shareholder” means a registered holder of Richmont Shares;

    “Regulation S” means Regulation S under the U.S. Securities Act;

    “Representative” means any officer, director, employee, representative, advisor or agent of Alamos, Richmont, any of the Alamos Subsidiaries or any of the Richmont Subsidiaries;

    “Repurchase Notice” has the meaning given to it in “The Arrangement – Dissent Rights for Richmont Shareholders”;

    “Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada”;

    “RESP” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Eligibility for Investment”;

    “Retained Employees” means the employees of Richmont or the Richmont Subsidiaries who will either be offered employment with Alamos or an affiliate of Alamos or be provided with confirmations of continuing employment with Richmont or a Richmont Subsidiary, as the case may be, at the Effective Time;

    “Richmont” means Richmont Mines Inc., a company existing under the QBCA;

    “Richmont Acquisition Proposal” means in respect of Richmont, other than the transactions between the Parties contemplated by this Agreement, any proposal, offer or expression of interest, whether or not in writing, from any Person or group of Persons acting “jointly or in concert”, other than Alamos or the Alamos Subsidiaries, to, directly or indirectly, acquire in any manner more than 20% of the assets of Richmont (on a consolidated basis) or more than 20% of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of Richmont or any one or more of its Subsidiaries, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Richmont and/or any of its Subsidiaries or any of their respective securityholders or any other Person, whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to Alamos contemplated by the Arrangement;

    “Richmont AIF” has the meaning given to it in Appendix I;

    “Richmont Arrangement Resolution” means the special resolution of the Richmont Shareholders approving the Plan of Arrangement substantially in the form attached as Appendix A to this Circular;

    “Richmont Benefit Plan” means all plans with respect to any Richmont or Richmont Subsidiary employees or service providers or former employees or former service providers which Richmont or any Richmont Subsidiary is a party to or bound by or to which Richmont or any Richmont Subsidiary has an obligation to contribute or with respect to which Richmont or any Richmont Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a statutory benefit plan which Richmont or a Richmont Subsidiary is required to participate in or comply with, including the Canada Pension Plan and Québec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

    “Richmont Board” means the board of directors of Richmont;

    “Richmont Disclosure Letter” means the letter dated as of September 11, 2017, delivered by Richmont to Alamos with respect to certain matters in the Arrangement Agreement;

    “Richmont DSU Plan” means the deferred share unit plan approved by the Richmont Board on May 5, 2015, as amended on February 17, 2017;

    “Richmont DSUs” means deferred share units granted under, or governed by, the Richmont DSU Plan;

    “Richmont Excluded Votes” means the votes attached to the Richmont Shares beneficially owned, or over which control or direction is exercised, by related parties of Richmont who may receive collateral benefits under the Arrangement (being limited to Renaud Adams), which equal in total 123,259 Richmont Shares, which votes will be excluded for the purposes of determining whether minority approval of the Richmont Arrangement Resolution has been obtained in accordance with MI 61-101;

    “Richmont Fairness Opinions” means collectively, the fairness opinion dated September 10, 2017 delivered by Macquarie Capital to the Richmont Board in respect of the Arrangement and the fairness opinion dated September 10, 2017 delivered by Maxit Capital to the Richmont Board in respect of the Arrangement;

    “Richmont Lock-Up Agreements” means the voting and support agreements dated September 11, 2017 and made between Alamos and the Richmont Locked-Up Shareholders in the form agreed to between the Parties;

    “Richmont Locked-Up Shareholders” means the officers and directors of Richmont who own, or exercise control or direction over, Richmont Shares or securities convertible into, or exchangeable for, Richmont Shares;

    “Richmont LTIP” means the omnibus long-term incentive plan approved by the Richmont Board on April 5, 2012, and as amended on February 17, 2017 providing for the granting of Richmont Options, Richmont RSUs, Richmont share appreciation rights and Richmont retention awards;

    “Richmont Meeting” means the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Richmont Arrangement Resolution;

    “Richmont Mineral Rights” means all of Richmont’s and the Richmont Subsidiaries’ material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of laws or otherwise);

    “Richmont Notice of Special Meeting” means the notice of special meeting of Richmont which accompanies this Circular;

    “Richmont Options” means share options issued or granted under, or governed by, the Richmont LTIP;

    “Richmont Property” means all of Richmont’s and the Richmont Subsidiaries’ material real properties;

    “Richmont Retained Employee RSU” means those Richmont RSUs owned by Retained Employees at the Effective Time;

    “Richmont Rights Plan” means the shareholder rights plan agreement dated as of March 30, 2017 between Richmont and Computershare Investor Services Inc., as rights agent;

    “Richmont RSUs” means restricted share units granted under, or governed by, the Richmont LTIP;

    “Richmont Shareholders” means, at any time, the holders of Richmont Shares;

    “Richmont Shares” means the common shares in the capital of Richmont;

    “Richmont Special Committee” has the meaning given to it in “The Arrangement – Background to the Arrangement”;

    “Richmont Subject Securities” has the meaning given to it in “Summary of Material Agreements – Lock-Up Agreements – Richmont Lock-Up Agreements”;

    “Richmont Subsidiaries” means collectively, the Subsidiaries of Richmont, as listed in Schedule B to the Arrangement Agreement;

    “Richmont Superior Proposal” means any bona fide unsolicited written Richmont Acquisition Proposal made by an arm’s length third party that is made after the date of the Arrangement Agreement (and not obtained in violation of the Arrangement Agreement), to acquire all or substantially all of the assets of Richmont (on a consolidated basis) or 100% of the Richmont Shares not beneficially owned by the party making such Richmont Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Richmont Board unanimously determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the Richmont Board (a copy of which shall be provided to Alamos promptly after the determination by the Richmont Board): (i) complies with securities laws and did not result from a breach of Article 6 of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and Richmont; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Richmont Shares, is made to all Richmont Shareholders (other than the party making such Richmont Acquisition Proposal) on the same terms and conditions (including the form and the amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Richmont Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Alamos as contemplated by Section 6.2(b) of the Arrangement Agreement); and (vii) failure to recommend such Richmont Acquisition Proposal to the Richmont Shareholders would be inconsistent with its fiduciary duties under applicable law;

    “Richmont Termination Payment” means the sum of C$35,000,000 payable to Richmont upon the occurrence of certain events;

    “RRIF” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Eligibility for Investment”;

    “RRSP” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Eligibility for Investment”;

    “SEC” means the U.S. Securities and Exchange Commission;

    “SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

    “Sterling” has the meaning given to it in Appendix I;

    “Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators in effect on the date of the Arrangement Agreement and “Subsidiaries” means more than one Subsidiary;

    “Supplementary Information Request” has the meaning given to it in “The Arrangement – Approvals – Canadian Competition Act Approval”;

    “tax” and “taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

    “Tax Act” means the Income Tax Act (Canada);

    “taxable capital gain” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

    “Teck” has the meaning given to it in Appendix I;

    “Termination Payment” means the Richmont Termination Payment or the Alamos Termination Payment, as the context requires;

    “TFSA” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for Richmont Shareholders – Holders Resident in Canada – Eligibility for Investment”;

    “tpd” means tonnes per day;

    “Treasury Regulations” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”;

    “TSX” means the Toronto Stock Exchange;

    “United States”, “U.S.” and “USA” each mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

    “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

    “U.S. Holder” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”;

    “U.S. Person” has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act;

    “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

    “U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and any other applicable U.S. federal or state securities laws;

    “U.S. Shareholders” has the meaning given to it in “The Arrangement – Issuance and Resale of Alamos Shares – United States”;

    “U.S. Tax Code” has the meaning given to it in “Certain United States Federal Income Tax Considerations for Richmont Shareholders”;

    “Wasamac Development Project” means the Wasamac development project located in Rouyn-Noranda, Québec; and

    “Young-Davidson Mine” means the Young-Davidson gold mine and related milling facility located near the town of Matachewan, Ontario and the buildings, structures, facilities and fixtures located thereon.

    APPENDIX A – RICHMONT ARRANGEMENT RESOLUTION

    BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

    The arrangement (the “Arrangement”) under section 414 of the Business Corporations Act (Québec) (the “QBCA”) involving Richmont Mines Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

    The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of September 11, 2017 between Alamos Gold Inc. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

    The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

    Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Enterprise Registrar under the QBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.

    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

    A-1

    APPENDIX B – ALAMOS SHARE ISSUANCE RESOLUTION

    WHEREAS Alamos Gold Inc. (“Alamos”) has entered into an arrangement agreement with Richmont Mines Inc. (“Richmont”) dated September 11, 2017 (the “Arrangement Agreement”) to complete a transaction pursuant to a plan of arrangement (the “Arrangement”) whereby Alamos would acquire all of the issued and outstanding common shares of Richmont (the “Richmont Shares”) in exchange for common shares in the capital of Alamos (the “Alamos Shares”) on the basis of 1.385 Alamos Shares for each Richmont Share;

    AND WHEREAS Section 611(c) of the Toronto Stock Exchange Company Manual requires approval of the shareholders of Alamos where the number of Alamos Shares issuable pursuant to the Arrangement exceeds 25% of the number of issued and outstanding Alamos Shares;

    NOW THEREFORE BE IT RESOLVED THAT:

1.

    Alamos is hereby authorized and directed to issue such number of Alamos Shares as is required (the “Consideration Shares”), to be issued by it pursuant to the Arrangement, subject to a maximum of 91,000,000 Alamos Shares, all as more fully described in the Joint Management Information Circular (the “Circular”) of Richmont and Alamos dated October 18, 2017 accompanying the notice of the meeting (as the Arrangement Agreement may be duly modified or amended), and the issuance of such Consideration Shares is hereby approved.

2.

    The Consideration Shares authorized by these resolutions will be, when issued, validly issued as fully paid and non-assessable shares in the capital of Alamos and, where applicable, the registrar and transfer agent from time to time of the Alamos Shares is hereby authorized and instructed to countersign and deliver certificates, or other evidence of issuance, for such Alamos Shares (where applicable).

3.

    Notwithstanding that the resolution has been passed (and the Arrangement adopted) by the shareholders of Alamos or that the Arrangement has been approved by the Superior Court of Québec, the directors of Alamos are hereby authorized and empowered, without further notice to, or approval of, the common shareholders of Alamos: (i) to amend the Arrangement Agreement or the Arrangement to the extent permitted by the Arrangement Agreement and the Arrangement; or (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.

    Any one director or officer of Alamos is hereby authorized and directed for and on behalf of Alamos to execute and deliver any and all documents that are required to be filed under or with the Business Corporations Act (Ontario) to give effect to the foregoing resolutions.

5.

    Any one director or officer of Alamos is hereby authorized, for and on behalf and in the name of Alamos, to execute and deliver all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done, all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions.

    B-1

    APPENDIX C – INTERIM ORDER

    C-1

    SUPERIOR COURT

    (Commercial Division)

    C A N A D A

    PROVINCE OF QUEBEC
    DISTRICT OF MONTRÉAL

    No.: 500-11-053332-173

    DATE : October 17, 2017

IN THE PRESENCE OF THE HONOURABLE LOUIS J. GOUIN, J.S.C.

    IN THE MATTER OF THE PROPOSED ARRANGEMENT BY RICHMONT MINES INC. UNDER SECTION 414 OF THE BUSINESS CORPORATIONS ACT (QUÉBEC) CQLR, c. S-31.1 (“QBCA”)

    RICHMONT MINES INC.

    Applicant

    and

    ALAMOS GOLD INC.

    Impleaded Party

INTERIM ORDER[1]

[1]	ON READING Richmont Mines Inc. (the “Applicant”)’s Application for an Interim and a Final Order pursuant to the Business Corporations Act (Québec), CQLR, c.

[1]	Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Information Circular (Exhibit P-2).

S-31.1 (the “QBCA”), the exhibits and the affidavit of Renaud Adams filed in support thereof (the “Application”);

[2]	GIVEN that this Court is satisfied that the Autorité des marchés financiers (the “AMF”) has been duly served with the Application;

[3]	GIVEN the provisions of the QBCA;

[4]	GIVEN the representations of counsel for the Applicant;

[5]	GIVEN that this Court is satisfied, at the present time, that the proposed transaction is an “arrangement” within the meaning of Section 415 of the QBCA;

[6]	GIVEN that this Court is satisfied, at the present time, that it is impracticable or too onerous in the circumstances for the Applicant to effect the arrangement proposed under any other provision of the QBCA;

[7]	GIVEN that this Court is satisfied, at the present time, that the Applicant is not insolvent and meets the requirements set out in Section 414 of the QBCA;

[8]	GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and, in all likelihood, for a valid business purpose;

FOR THESE REASONS, THE COURT:

[9]	GRANTS the Interim Order sought in the Application;

[10]	DISPENSES the Applicant of the obligation, if any, to notify any person other than the Autorité des marchés financiers (the “AMF”) with respect to the Interim Order;

[11]	ORDERS that the Richmont Shareholders, the holders of Richmont Options, the holders of Richmont DSUs and the holders of Richmont RSUs be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

The Richmont Meeting

[12]	ORDERS that the Applicant may convene, hold and conduct a special meeting of Richmont Shareholders (the “Richmont Meeting”) on November 16, 2017, commencing at 10:00 a.m. (Toronto time) at the following location: Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6, at which time the Richmont Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the “Richmont Arrangement Resolution”) substantially in the form set forth in Appendix A of the Circular (Exhibit P-2) to, among other things, authorize, approve and adopt the Arrangement, and to transact such other business as may properly come before the Richmont Meeting, the whole in accordance with the terms, restrictions and conditions of the Articles and By-Laws of the Applicant, the QBCA, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the Articles and By-Laws of the Applicant or the QBCA, this Interim Order shall govern;

[13]	ORDERS that in respect of the vote on the Richmont Arrangement Resolution or any matter determined by the chairman of the Richmont Meeting (the “Chair of the Richmont Meeting”) to be related to the Arrangement, each Richmont Securityholder shall be entitled to cast one vote in respect of each such Richmont Share held;

[14]	ORDERS that, on the basis that each Richmont Shareholder be entitled to cast one vote in respect of each such Richmont Share held (i) one Richmont Shareholder present in person or represented by proxy holding or representing not less than one Richmont Share constitutes a quorum for the purpose of electing the Chair of the Richmont Meeting, if necessary, or adjourning the Richmont Meeting, and (ii) with respect to all other matters, two or more Richmont Shareholders present in person or represented by proxy holding or representing Richmont Shares conferring more than 10% of the maximum number of votes that may be cast at the Richmont Meeting constitute a quorum;

[15]	ORDERS that the only persons entitled to attend, be heard or vote at the Richmont Meeting (as it may be adjourned or postponed) shall be the Richmont Shareholders at the close of business on October 17, 2017 (the “Record Date”), their proxy holders, and the directors and advisors of the Applicant, provided however that such other persons having the permission of the Chair of the Richmont Meeting shall also be entitled to attend and be heard at the Richmont Meeting;

[16]	ORDERS that for the purpose of the vote on the Richmont Arrangement Resolution, or any other vote taken by ballot at the Richmont Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further ORDER that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Richmont Arrangement Resolution;

[17]	ORDERS that the Applicant, if it deems it advisable, but subject to the terms of the Arrangement Agreement entered into with Alamos, be authorized to adjourn or postpone the Richmont Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Richmont Meeting or first obtaining any vote of the Richmont Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by the Applicant; further ORDERS that any adjournment or postponement of the Richmont Meeting will not change the Record Date for

Richmont Shareholders entitled to notice of, and to vote at, the Richmont Meeting and further ORDERS that any subsequent reconvening of the Richmont Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Richmont Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Richmont Meeting;

[18]	ORDERS that the Applicant may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time in accordance with the terms of the Plan of Arrangement, provided that:

	a)	any such amendment, modification and/or supplement made before or at the Richmont Meeting, shall be communicated in writing to the Richmont Shareholders, the holders of Richmont Options, the holders of Richmont DSUs, the holders of Richmont RSUs and to the AMF as soon as possible and in any event prior to or at the Richmont Meeting;

	b)	any such amendment, modification and/or supplement made after the Richmont Meeting and before the hearing of the Application for a Final Order (as defined below) shall be approved by this Court and subject to such terms and conditions this Court may deem appropriate and required in the circumstances; and

	c)	any such amendment, modification and/or supplement made after the Final Order hearing shall be approved by this Court and subject to such terms and conditions this Court may deem appropriate and required in the circumstances, unless it is non-material and concerns a matter which is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement;

[19]	ORDERS that the Applicant is authorized to use proxies at the Richmont Meeting; that the Applicant is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Richmont Shareholders if it considers it advisable to do so;

[20]	ORDERS that the Richmont Shareholders at 5:00 p.m. (Toronto time) on the Record Date or their proxyholders shall be the only persons entitled to vote at the Richmont Meeting (as it may be adjourned or postponed);

[21]	ORDERS that, to be effective, the Richmont Arrangement Resolution, with or without variation, must be approved by the affirmative vote: (i) at least 66⅔% of the votes cast on the Richmont Arrangement Resolution by the Richmont Shareholders present in person or represented by proxy at the Richmont Meeting and entitled to vote at the Richmont Meeting, each being entitled to one vote per Richmont Share; and (ii) simple majority of the votes cast on the Richmont Arrangement Resolution by Shareholders (other than the Richmont Excluded Votes and any other Shareholder excluded pursuant to Regulation 61-101) present in person or represented by proxy at the Richmont Meeting and entitled to vote at the Richmont Meeting, each being entitled to one vote per Richmont Share; and further ORDERS that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Richmont Shareholders in the Notice Materials (as this term is defined below);

The Richmont Notice Materials

[22]	ORDERS that the Applicant shall give notice of the Richmont Meeting, and that service of the Application for a Final Order (as defined below) shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Applicant may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Richmont Notice Materials”):

	a)	the Notice of Special Meeting of Richmont Shareholders substantially in the same form as contained in Exhibit P-2;

	b)	the Circular substantially in the same form as contained in Exhibit P-2;

	c)	a Form of Proxy substantially in the same form as contained in Exhibit P-3, which shall be finalized by inserting the relevant dates and other information;

	d)	a Letter of Transmittal substantially in the same form as contained in Exhibit P-4, which shall be finalized by inserting the relevant dates and other information;

	e)	a notice substantially in the form of the draft filed as Exhibit P-2 (Appendix D of the Circular) providing, among other things, the date, time and room where the Application for a Final Order will be heard, and that a copy of the Application can be found on the System for Electronic Document Analysis and Retrieval at www.sedar.com (the "Notice of Presentation of Final Order hearing");

[23]	ORDERS that the Richmont Notice Materials shall be distributed:

	a)	to the Registered Richmont Shareholders by mailing the same to such persons in accordance with the QBCA and the Applicant’s by-laws at least twenty-one (21) days prior to the date of the Richmont Meeting;

	b)	to the non-registered (beneficial) Richmont Shareholders, in compliance with Regulation 54-101 – respecting Communication with Beneficial Owners of Securities of a Reporting Issuer;

	c)	to the Applicant’s directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Richmont Meeting in person or by recognized courier service or by email; and

	d)	to the AMF, by delivering same at least twenty-one (21) days prior to the date of the Richmont Meeting in person or by recognized courier service or by email;

[24]	ORDERS that a copy of the Interim Order be posted on SEDAR (www.sedar.com) at the same time the Richmont Notice Materials are mailed;

[25]	ORDERS that the Record Date for the determination of Richmont Shareholders entitled to receive the Notice Materials and to attend and be heard at the Richmont Meeting and vote on the Richmont Arrangement Resolution shall be 5:00 p.m.(Toronto time) on October 17, 2017;

[26]	ORDERS that the Applicant may make, in accordance with this Interim Order, such additions, amendments or revision to the Richmont Notice Materials as it determines to be appropriate (the “Additional Richmont Materials”), which shall be distributed to the persons entitled to receive the Richmont Notice Materials pursuant to this Interim Order by the method and in the time determined by the Applicant to be most practicable in the circumstances;

[27]	DECLARES that the mailing or delivery of the Richmont Notice Materials and any Additional Richmont Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Richmont Meeting upon all persons, and that no other form of service of the Richmont Notice Materials and any Additional Richmont Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Richmont Meeting to any persons;

[28]	ORDERS that the Richmont Notice Materials and any Additional Richmont Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

	a)	in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

	b)	in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address; and

	c)	in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[29]	DECLARES that the accidental failure or omission to give notice of the Richmont Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Richmont Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Richmont Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissent Rights

[30]	ORDERS, pursuant to Subsection 416, al 2(5) of the QBCA, that the Registered Richmont Shareholders (other than the Registered Richmont Shareholders who have failed to exercise all the voting rights carried by the Richmont Shares held by such holder against the Richmont Arrangement Resolution) shall be entitled to exercise the right to demand the repurchase of their Richmont Shares (the “Dissent Right”), and that Sections 377 to 388 of the QBCA (subject to the terms of this Interim Order) shall apply mutatis mutandis to the exercise of such Dissent Right subject to the modifications set out on the Interim Order to be rendered herein and the Plan of Arrangement;

[31]	ORDERS that in accordance with the Dissent Right set forth in the Plan of Arrangement, any Registered Richmont Shareholder who wishes to exercise a Dissent Right must send to Richmont a written notice (the “Dissent Notice”), which Dissent Notice must be received by the Secretary of Richmont, at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6, fax number: 819-797-0166, with a copy to Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Square Victoria, Suite 3700, P.O. Box 242, Montréal, Québec, H4Z 1E9, fax number: 1-514-397-7600, Attention: Alain Riendeau, by 5:00 p.m. (Montréal time) on November 14, 2017 (or 5:00 p.m. (Montréal time) on the day that is two business days immediately preceding the date that any adjourned or postponed Richmont Meeting is reconvened or held, as the case may be);

[32]	DECLARES that a Registered Richmont Shareholder who has submitted a Dissent Notice (a “Dissenting Richmont Shareholder”) and who fails to exercise all the voting rights carried by the Richmont Shares held by such holder against the Richmont Arrangement Resolution shall no longer be considered as having exercised its Dissent Right, and that a vote against the Richmont Arrangement Resolution shall not constitute a Dissent Notice;

[33]	ORDERS that any Dissenting Richmont Shareholder having duly exercised Dissent Rights and wishing to apply to a Court to fix a fair value for the Richmont Shares held by such holder must apply to the Superior Court of Québec;

[34]	DECLARES that the Registered Richmont Shareholders who have failed to exercise all the voting rights carried by the Richmont Shares held by such holder against the Richmont Arrangement Resolution shall not have any Dissent Right;

[35]	ORDERS that as at the time set forth in Section 3.1 of the Plan of Arrangement, each Richmont Share held by a Dissenting Richmont Shareholder shall be deemed to be transferred and assigned by such Dissenting Richmont Shareholder to Richmont and each Dissenting Richmont Shareholder shall cease to have any rights as a Richmont Shareholder other than the right to be paid the fair value of their Richmont Shares as set out in Section 5.1 of the Plan of Arrangement, the name of such Dissenting Richmont Shareholder shall be removed from the register of holders of Richmont Shareholders maintained by or on behalf of Richmont in respect of the Richmont Shares and the holder of each such Richmont Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Richmont Share and further ORDERS that Alamos shall assume all obligations of the Richmont for the purposes of Sections 382 to 388 of the QBCA and shall be entitled to exercise all of the rights of Richmont thereunder, in the place and stead of Richmont;

The Final Order Hearing

[36]	ORDERS that subject to the approval by the Richmont Shareholders of the Richmont Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply for this Court to sanction the Arrangement by way of a final judgment (the “Application for a Final Order”);

[37]	ORDERS that the Application for a Final Order be presented on November 21, 2017 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, Room 16.12 at 9:00 a.m. (Montréal time) or so soon thereafter as counsel may be heard, or at any other date this Court may see fit (the “Final Hearing”);

[38]	ORDERS that the mailing or delivery of the Richmont Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[39]	ORDERS that the only persons entitled to appear and be heard at the Final Hearing shall be the Applicant, Alamos and any person that:

	a)	files an answer (notice of appearance) with this Court’s registry and serve same on the Applicant’s counsel, c/o Mtre Alain Riendeau and Mtre Brandon Farber, Fasken Martineau DuMoulin LLP, Stock Exchange Tower, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, email: ariendeau@fasken.com and bfarber@fasken.com, no later than 12:00 p.m. (Montreal time) on November 20, 2017; and

	b)	if such an answer (notice of appearance) is with a view to contesting the Application for a Final Order, such answer (notice of appearance) must provide a summary of the grounds of contestation and be served on the Applicant’s counsel (at the above email address), no later than 12:00 p.m. on November 20, 2017;

[40]	ALLOWS the Applicant to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

Miscellaneous

[41]	DECLARES that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

[42]	ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[43]	THE WHOLE without costs.

The Honorable Louis J. Gouin, J.S.C.

    Mtres Alain Riendeau and Brandon Farber
    Fasken Martineau DuMoulin LLP
    Attorneys for Applicant

    Date of hearing: October 17, 2017

    APPENDIX D – NOTICE OF PRESENTATION

    NOTICE OF PRESENTATION

    (FINAL ORDER)

    TAKE NOTICE that the present Application for an interim and a Final Order will be presented for adjudication of the final order sought therein to the Superior Court of Québec, sitting in the Commercial Division, in and for the district of Montreal at the Montreal Courthouse, located at 1 Notre Dame Street East, Montreal, Québec, Room 16.12, on November 21, 2017 at 9:00 a.m. (Montreal time), as shall be determined by the judge adjudicating the Interim Order, of the Montreal Courthouse.

    Pursuant to the Interim Order issued by the Superior Court of Québec on October 17, 2017, if you wish to make representations before the Court, you are required to file an answer (notice of appearance) at the Office of the Clerk of the Superior Court of the District of Montreal no later than 12:00 p.m. (Montreal time) on November 20, 2017 and to serve Mtres. Alain Riendeau and Brandon Farber of Fasken Martineau DuMoulin LLP, counsel for the Petitioner, a copy of this form within the same time limit at the following address:

    Stock Exchange Tower
    800 Place Victoria, Suite 3700
    Montreal, Québec H4Z 1E9
    ariendeau@fasken.com
    bfarber@fasken.com

    If you wish to contest the issuance by the Court of the Final Order, you are required, pursuant to the terms of the Interim Order, to file an answer (notice of appearance), which provides a summary of the grounds of contestation, at the Office of the Clerk of the Superior Court of the District of Montreal no later than later than 12:00 p.m. (Montreal time) on November 20, 2017 and serve such appearance to Mtres. Alain Riendeau and Brandon Farber of Fasken Martineau DuMoulin LLP, counsel for the Petitioner, within the same time limit, at the above-mentioned address.

    TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to contest the Application for a Final Order or make representations before the Court, and the Petitioner may be granted a judgment without further notice or extension.

    If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself.

    D-1

    DO GOVERN YOURSELVES ACCORDINGLY.

Montréal, this October 12, 2017

Fasken Martineau DuMoulin LLP
Attorneys for Richmont Mines Inc.
Mtre Alain Riendeau
Phone number: +1 514 397 7678
Email: ariendeau@fasken.com
Mtre Brandon Farber
Phone number: +1 514 397 5179
Email: bfarber@fasken.com
Stock Exchange Tower
800 Victoria Square, Suite 3700
P.O. Box 242
Montréal, Quebec H4Z 1E9
Fax number: +1 514 397 7600

    D-2

    APPENDIX E – PLAN OF ARRANGEMENT

    PLAN OF ARRANGEMENT UNDER CHAPTER XVI –
    DIVISION II OF THE     BUSINESS CORPORATIONS ACT (QUÉBEC)

    ARTICLE 1
    DEFINITIONS AND INTERPRETATION

1.1	Definitions.

    In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

    “Affected Securities” means, collectively, the Richmont Shares, Richmont Options, Richmont RSUs and Richmont DSUs;

    “Affected Securityholders” means, collectively, the Richmont Shareholders, the holders of Richmont Options, the holders of Richmont DSUs and the holders of Richmont RSUs;

    “Alamos” means Alamos Gold Inc., a corporation amalgamated and existing under the laws of the Province of Ontario;

    “Alamos Common Share VWAP” means the volume weighted average price on the Toronto Stock Exchange of the Alamos Common Shares for a five trading day period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg;

    “Alamos Common Shares” means the Class A common shares in the capital of Alamos;

    “Alamos Replacement Options” has the meaning ascribed to such term in Section 3.1(b);

    “Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Richmont and Alamos, each acting reasonably;

    “Arrangement Agreement” means the arrangement agreement, dated as of September 11, 2017, by and between Alamos and Richmont, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;

    “Arrangement Resolution” means the special resolution of the Richmont Shareholders to be considered at the Richmont Meeting, approving, among other things, this Plan of Arrangement;

    “Articles of Arrangement” means the articles of arrangement of Richmont in respect of the Arrangement, required by the QBCA to be sent to the Enterprise Registrar after the Final Order is made by the Court, which shall include this Plan of Arrangement and otherwise be in a form and substance satisfactory to Richmont and Alamos, each acting reasonably, subject to any amendments or variations thereto made with the consent of Richmont and Alamos, each acting reasonably;

    “Business Day” means any day on which banks are not required or authorized to close in the State of New York, U.S.A., and the Province of Québec, Canada or the Province of Ontario, Canada;

    “Certificate of Arrangement” means the certificate of arrangement issued by the Enterprise Registrar pursuant to the QBCA in respect of the Articles of Arrangement;

    “Consideration” means 1.385 Alamos Common Shares;

    “Consideration Cash Value” means (i) the Exchange Ratio multiplied by (ii) the Alamos Common Share VWAP;

    “Contract” means any written or oral agreement, contract, obligation, promise, commitment, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding, undertaking or arrangement;

    “Court” means the Superior Court of Québec, or other court having jurisdiction in respect of the Arrangement, as applicable;

    “Depositary” means such Person as Richmont may appoint to act as depositary in relation to the Arrangement, with the approval of Alamos, acting reasonably;

    “Dissent Rights” shall have the meaning ascribed thereto in Section 5.1 of this Plan of Arrangement;

    “Dissenting Shareholder” means a registered Richmont Shareholder who has validly exercised its Dissent Rights and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights, but only in respect of the Richmont Shares in respect of which Dissent Rights are validly exercised by such registered Richmont Shareholder;

    “Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

    “Effective Time” means 12:01 a.m., Eastern Time, on the Effective Date or such other time as agreed to by Alamos and Richmont in writing;

    “Enterprise Registrar” means the Enterprise Registrar appointed by the Minister of Revenue of Québec;

    “Exchange Ratio” means 1.385;

    “Final Order” means the final order of the Court in a form reasonably acceptable to Richmont and Alamos, approving the Arrangement, as such order may be amended by the Court (with the consent of both Richmont and Alamos, which consent shall not be unreasonably withheld) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Richmont and Alamos) on appeal;

    “Governmental Entity” means any international, multinational, national, federal, provincial, state, municipal, local, foreign or other governmental authority, any instrumentality, subdivision, court, tribunal, administrative agency or commission or other authority thereof, any quasi-governmental or private body exercising any executive, regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority, or any stock exchange;

    “In the Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

    “Interim Order” means the interim order of the Court in a form reasonably acceptable to Richmont and Alamos, providing for, among other things, the calling and holding of the Richmont Meeting, as such order may be amended by the Court with the consent of Richmont and Alamos, which consent shall not be unreasonably withheld;

    “Laws” means any statute, law (including common law), ordinance, rule, regulation, code, circulars, order, judgment, injunction, writ, decree, award, governmental guideline, interpretation having force of law or bylaws or other legally binding requirement, in each case of a Governmental Entity;

    “Letter of Transmittal” means the letter of transmittal to be sent by Richmont to Richmont Shareholders in connection with the Arrangement;

    “Lien” means mortgages, hypothecs, charges, pledges, assignments, liens (statutory or otherwise), security interests, easements, servitudes, encroachments, rights-of-way, rights of refusal, restriction on use or other restrictions, preferential right, “usufruit” or other real or personal right (“droit réel ou personnel”), prior claims, legal hypothecs or encumbrances of any nature whatsoever, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

    “Person” includes an individual, a corporation, a partnership, “groupement d'intérêt économique”, “société civile”, “société de personnes”, “société en participation”, “société en nom collectif”, a limited liability company, an unlimited liability company, an association, a trust or any other entity or organization, including a Governmental Entity;

    “Plan of Arrangement” means this plan of arrangement proposed under Chapter XVI – Division II of the QBCA, and any amendments or variations hereto made in accordance with the terms hereof or of the Arrangement Agreement or upon the direction of the Court in the Final Order;

    “QBCA” means the Business Corporations Act (Québec);

    “Replacement RSUs” has the meaning ascribed to such term in Section 3.1(e);

    “Retained Employees RSUs” means those RSUs owned by the Retained Employees;

    “Richmont” means Richmont Mines Inc., a corporation incorporated and existing under the laws of Québec;

    “Richmont Board” means the board of directors of Richmont, as constituted from time to time;

    “Richmont DSU Plan” means the deferred share unit plan approved by the Richmont Board on May 5, 2015, as amended on February 17, 2017;

    “Richmont DSUs” means deferred share units granted under, or governed by, the Richmont DSU Plan;

    “Richmont LTIP” means the omnibus long-term incentive plan as amended and approved on February 17, 2017 providing for the granting of, among other awards, Richmont Options and Richmont RSUs;

    “Richmont Meeting” means the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders held to consider and, if deemed advisable, to approve, the Arrangement Resolution;

    “Richmont Options” means share options granted under, or governed by, the Richmont LTIP;

    “Richmont Rights Plan” means the shareholder rights plan agreement dated as of March 30, 2017 between Richmont and Computershare Investor Services Inc., as rights agent.

    “Richmont RSUs” means restricted share units granted under, or governed by, the Richmont LTIP;

    “Richmont Shareholders” means, at any time, the holders of Richmont Shares;

    “Richmont Shares” means the common shares in the capital of Richmont;

    “Tax Act” means the Income Tax Act (Canada); and

    “U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986.

    Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the QBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the QBCA, unless the context otherwise requires.

1.2	Interpretation.

    For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)	“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and all appendices hereto, and not any particular Article, Section, clause or other subdivision hereof, or recital, schedule or exhibit hereto, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, clause or other subdivision hereof, or recital, schedule of exhibit hereto;

(c)	unless the context otherwise requires, all references in this Plan of Arrangement to a designated Article, Section, clause or other subdivision, recital, schedule or exhibit are references to the designated Article, Section, clause or other subdivision of, or recital, schedule or exhibit to, this Plan of Arrangement;

(d)	the division of this Plan of Arrangement into Articles, Sections, clauses and other subdivisions, recitals, schedules and exhibits and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof; and

(e)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to such statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments.

1.3	Date for Any Action.

    If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Currency.

    Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “C$” refers to Canadian dollars.

1.5	Time.

    Time shall be of the essence in this Plan of Arrangement.

    ARTICLE 2
    ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement.

    This Plan of Arrangement constitutes an arrangement as referred to in Chapter XVI - Division II of the QBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Arrangement Agreement.

    This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Alamos, Richmont, all Affected Securityholders, including Dissenting Shareholders, the registrar and transfer agent of Richmont, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person.

    ARTICLE 3
    ARRANGEMENT

3.1	Arrangement.

    Pursuant to the Arrangement, at the Effective Time, the following transactions shall occur and shall be deemed to occur consecutively in the following order and without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	notwithstanding the terms of the Richmont Rights Plan, the Richmont Rights Plan shall be terminated and all rights issued pursuant to the Richmont Rights Plan shall be cancelled without any payment in respect thereof;

(b)	each Richmont Option outstanding immediately prior to the Effective Time shall be exchanged for a number of options granted by Alamos (“Alamos Replacement Options”), equal to the Exchange Ratio multiplied by the number of Richmont Shares subject to such Richmont Option, each of which such Alamos Replacement Option would entitle the holder thereof to acquire one Alamos Common Share, at an exercise price per Alamos Common Share equal to the exercise price per Richmont Share of such Richmont Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that the aggregate number of all such Alamos Replacement Options shall be rounded down to the nearest whole number and the exercise price of such Alamos Replacement Options shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the aggregate In the Money Amount of all such Alamos Replacement Options does not exceed the aggregate In the Money Amount of all such Richmont Options before the exchange. The Alamos Replacement Options shall have no vesting provisions and an expiry date of one year from the date of issuance. Except as provided in this Section 3.1(b), the conditions to and manner of exercising and all other terms and conditions of such Alamos Replacement Options will be the same as the Richmont Option for which they are exchanged, and any document or agreement previously evidencing such Richmont Option shall thereafter evidence and be deemed to evidence such Alamos Replacement Options;

(c)	each Richmont DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Richmont DSU Plan, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value, and each such Richmont DSU shall immediately be cancelled. Notwithstanding the foregoing, any payment or settlement in respect of a Richmont DSU that immediately prior to the exchange described in this Section 3.1(c) constituted deferred compensation subject to Section 409A of the U.S. Internal Revenue Code shall be made on the earliest practicable payment or settlement date for such Richmont DSU that does not give rise to a violation of, or the imposition of taxes or penalties under, Section 409A of the U.S. Internal Revenue Code;

(d)	each Richmont RSU outstanding immediately prior to the Effective Time, other than the Retained Employee RSUs (whether vested or unvested), notwithstanding the terms of the Richmont LTIP, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value and each such Richmont RSU shall immediately be cancelled;

(e)	each Retained Employee RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (a “Replacement RSU”) granted by Alamos having a value equal to the value of such Retained Employee RSU immediately prior to the Effective Time, which shall be determined with reference to Alamos Common Shares based on the Exchange Ratio, provided that the Exchange Ratio shall be modified in a manner such that the aggregate fair market value of the Alamos Common Shares to be acquired or received under the Replacement RSU immediately after the issuance of the Replacement RSU will not exceed the aggregate fair market value of the Richmont Shares that would have been acquired or received under the Retained Employee RSU immediately before the issuance of the Replacement RSU. Except as provided in this Section 3.1(e), the terms and conditions of such Replacement RSU will be the same as the Retained Employee RSU for which it is exchanged, and any document or agreement previously evidencing such Retained Employee RSU shall thereafter evidence and be deemed to evidence such Replacement RSU;

(f)	all Richmont Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Liens) to Richmont in exchange for a debt claim against Richmont in an amount determined in accordance with Section 5.1 hereof, and:

	(i)	such Dissenting Shareholders shall cease to be the holders of such Richmont Shares and to have any rights as Richmont Shareholders other than the right to be paid the fair value for such Richmont Shares as set out in Section 5.1;

	(ii)	the name of each such holder will be removed as a Richmont Shareholder from the registers of Richmont Shareholders maintained by or on behalf of Richmont in respect of the Richmont Shares; and

	(iii)	the holder of each such Richmont Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Richmont Share; and

(g)	each Richmont Share (other than Richmont Shares held by Dissenting Shareholders which were assigned and transferred to Richmont pursuant to Section 3.1(f)) shall be deemed to have been assigned and transferred (free and clear of all Liens) to Alamos in exchange for the Consideration.

    ARTICLE 4
    ARRANGEMENT MECHANICS

4.1	No Fractional Alamos Common Shares.

(a)	In no event shall a Richmont Shareholder be entitled to a fractional Alamos Common Share. Where the aggregate number of Alamos Common Shares to be issued to a Richmont Shareholder pursuant to Section 3.1(h) and Section 4.2(d) would result in a fraction of an Alamos Common Share being issuable, (i) the number of Alamos Common Shares to be received by such former Richmont Shareholder shall be rounded down to the nearest whole Alamos Common Share, and (ii) such former Richmont Shareholder shall receive a cash payment representing such former Richmont Shareholder’s proportionate interest, if any, in the proceeds from the sale by the Depositary (reduced by any fees of the Depositary attributable to such sale), as agent for such former Richmont Shareholders, in one or more transactions, of the number of Alamos Common Shares (which Alamos shall issue to the Depositary on behalf of such Richmont Shareholders) equal to the excess of (a) the aggregate number of Alamos Common Shares that otherwise would, if this Section 4.1(a) did not apply, be issued to the Richmont Shareholders pursuant to Section 3.1(g) and Section 4.2(d) over (b) the aggregate number of Alamos Common Shares issued to Richmont Shareholders as a result of this Section 4.1(a).

4.2	Transfer of Securities.

(a)	With respect to each holder of any of the Richmont DSUs outstanding immediately before the Effective Time, upon and at the time of the disposition of such Richmont DSUs effected pursuant to Section 3.1(c):

	(i)	such holder of Richmont DSUs shall cease to be a holder of Richmont DSUs, and the name of such holder shall be removed from the register or account of holders of Richmont DSUs maintained by or on behalf of Richmont;

	(ii)	the Richmont DSU Plan shall be cancelled and all agreements relating to any of the Richmont DSUs shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

	(iii)	Richmont shall pay to such holder of Richmont DSUs the cash amount payable to such holder of Richmont DSUs pursuant to Section 3.1(c).

(b)	With respect to each holder of any of the Richmont RSUs (other than the Retained Employee RSUs) outstanding immediately before the Effective Time, upon and at the time of the disposition of such Richmont RSUs effected pursuant to Section 3.1(d):

	(i)	such holder of Richmont RSUs shall cease to be a holder of Richmont RSUs, and the name of such holder shall be removed from the register or account of holders of Richmont RSUs maintained by or on behalf of Richmont;

	(ii)	the Richmont LTIP shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

	(iii)	Alamos shall pay to such holder of Richmont RSUs the cash amount payable to such holder of Richmont RSUs pursuant to Section 3.1(d).

(c)	With respect to each Richmont Option and Retained Employee RSU exchanged in accordance with Section 3.1(b) or 3.1(e), as applicable:

	(i)	the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Richmont in respect thereof, and such Richmont Option or Retained Employee RSU shall be cancelled;

	(ii)	the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Richmont Option or Retained Employee RSU with Alamos for the Alamos Replacement Option or Replacement RSU, respectively; and

	(iii)	the name of the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall be added to the register maintained by or on behalf of Alamos in respect of the Alamos Replacement Options or Replacement RSUs, respectively.

(d)	With respect to each Richmont Shareholder (other than Dissenting Shareholders), immediately before the Effective Time, upon and at the time of the transfer of Richmont Shares effected pursuant to Section 3.1(h):

	(i)	such Richmont Shareholder shall cease to be a Richmont Shareholder, and the name of such Richmont Shareholder shall be removed from the register of Richmont Shareholders maintained by or on behalf of Richmont;

	(ii)	Alamos shall become the transferee (free and clear of all Liens) of such Richmont Shares transferred to Alamos in accordance with Section 3.1(h), and shall be added to the register of holders of Richmont Shares maintained by or on behalf of Richmont;

	(iii)	subject to Section 4.1(a), Alamos shall pay and deliver to such Richmont Shareholder the Consideration payable and deliverable to such Richmont Shareholder pursuant to Section 3.1(h), and the name of such Richmont Shareholder shall be added to the register of holders of Alamos Common Shares maintained by or on behalf of Alamos; and

	(iv)	an amount equal to the total of all amounts each of which is the fair market value of the Richmont Shares transferred to Alamos by a Richmont Shareholder in exchange for the issuance by Alamos of the Consideration shall be added to the stated capital account maintained by Alamos for the Alamos Common Shares, and Alamos shall be deemed to have purchased each such Richmont Share for a purchase price equal to such fair market value.

    ARTICLE 5
    DISSENT PROCEDURES

5.1	Rights of Dissent.

(a)	Registered Richmont Shareholders (other than Alamos and its affiliates) may exercise dissent rights with respect to Richmont Shares held by such Dissenting Shareholders (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Chapter XIV of the QBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding Section 376 of the QBCA, the written objection to the Arrangement Resolution referred to in Section 376 of the QBCA must be received by Richmont not later than 5:00 p.m., Eastern Time, two Business Days immediately preceding the date of the Richmont Meeting (as it may be adjourned or postponed from time to time).

(b)	Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 5.1 shall be deemed to have assigned and transferred all Richmont Shares held by such Dissenting Shareholder, and in respect of which Dissent Rights have been validly exercised, to Richmont free and clear of all Liens, as provided in Section 3.1(g) and if such Dissenting Shareholder:

	(i)	is ultimately entitled to be paid fair value for its Richmont Shares, such Dissenting Shareholder: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(g)); (B) will be entitled to be paid the fair value of such Richmont Shares by Richmont, which fair value, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Richmont Shares; or

	(ii)	is ultimately not entitled, for any reason, to be paid fair value for such Richmont Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Richmont Shares and shall receive for such Richmont Shares the Consideration.

5.2	Recognition of Dissenting Shareholders.

(a)	In no circumstances shall Alamos, Richmont or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of the Richmont Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	In addition to any other restrictions under Chapter XIV of the QBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of any of the Richmont DSUs, Richmont RSUs or Richmont Options; and (ii) any Richmont Shareholder who votes or has instructed a proxyholder to vote such Richmont Shareholder’s Richmont Shares in favour of the Arrangement Resolution.

    ARTICLE 6
    DELIVERY OF CONSIDERATION

6.1	Delivery of Consideration.

(a)	At or before the Effective Time, Alamos shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Richmont Shareholders, a treasury order or other evidence regarding the issuance of, the aggregate number of Alamos Common Shares required in respect of each Richmont Share pursuant to Section 4.2(d), and unless otherwise agreed to in writing by Alamos and Richmont, Richmont shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the holders of any of the Richmont RSUs and Richmont DSUs, the aggregate cash amount required for the payments in respect of such securities as provided in Section 3.1.

(b)	Upon surrender to the Depositary for cancellation of one or more outstanding Richmont Shares represented by a duly completed and executed Letter of Transmittal, together with the certificate(s), if any, which immediately prior to the Effective Time represented such Richmont Share(s) and any such additional documents and instruments as the Depositary may reasonably require, each Richmont Share so surrendered shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable Richmont Shareholder, as soon as practicable and in accordance with Section 4.2(d), a treasury order or other evidence of, Alamos Common Shares that such Richmont Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 6.3.

(c)	As soon as practicable after the Effective Time, the Depositary shall deliver to each holder of any Richmont RSUs and Richmont DSUs (as reflected on the register maintained by or on behalf of the Richmont in respect of each of the Richmont RSUs and Richmont DSUs), a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 6.3.

(d)	Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented outstanding Richmont Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 4.2(d), to represent only the right to receive upon such surrender the Consideration for such Richmont Shares. Any such certificate formerly representing outstanding Richmont Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Richmont Shareholder of any kind or nature against or in Alamos or Richmont.

(e)	Any payment made by way of cheque by the Depositary or by Richmont pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or Richmont or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Affected Securityholder to receive the consideration for any Affected Securities pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Alamos (or Richmont, as applicable) for no consideration.

(f)	No Affected Securityholder shall be entitled to receive any consideration with respect to Affected Securities other than the consideration to which such Affected Securityholder is entitled to receive in accordance with Section 3.1 and no such Affected Securityholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Affected Securities or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Affected Securities.

(g)	All dividends payable with respect to any Alamos Common Shares allotted and issued pursuant to this Arrangement for which a certificate or other evidence of such Alamos Common Shares has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

6.2	Lost Certificates.

(a)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Richmont Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 4.2(d), net of amounts required to be withheld pursuant to Section 6.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Richmont, Alamos and the Depositary in such sum as Alamos may direct or otherwise indemnify Alamos in a manner satisfactory to Alamos against any claim that may be made against Alamos with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights.

(a)	Each of Richmont, Alamos and the Depositary shall be entitled to deduct or withhold from any consideration otherwise payable to any Affected Securityholder under this Plan of Arrangement such amounts as Richmont, Alamos or the Depositary may be required to deduct or withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the Affected Securityholder in respect of which such deduction or withholding was made.

(b)	Each of Richmont, Alamos and the Depositary that makes a payment to any Richmont Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such number of Alamos Common Shares otherwise issuable to such Richmont Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Richmont Shareholder and remit any unapplied balance of the net proceeds of such sale to such Richmont Shareholder.

    ARTICLE 7
    AMENDMENTS

7.1	Amendments to Plan of Arrangement.

(a)	Richmont and Alamos may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Richmont and Alamos, each acting reasonably, (iii) be filed with the Court and, if made following the Richmont Meeting, approved by the Court and (iv) be communicated to the Affected Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Richmont or Alamos at any time prior to the Richmont Meeting (provided that the other of such parties, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Richmont Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Richmont Meeting shall be effective only if (i) it is consented to in writing by each of Richmont and Alamos (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Richmont Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Richmont or Alamos, provided that it concerns a matter which, in the reasonable opinion of Alamos, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Affected Securities.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

    ARTICLE 8
    FURTHER ASSURANCES

8.1	Further Assurances.

    Notwithstanding that the Arrangement and other events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

    APPENDIX F – RICHMONT FAIRNESS OPINION OF MACQUARIE CAPITAL MARKETS CANADA LTD.

    (See Attached)

    F-1

Macquarie Capital Markets Canada Ltd.
A Member of the Macquarie Group of Companies

Brookfield Place 181 Bay Street
Suite 3100, P.O. Box 830
Toronto, Ontario, M5J 2T3
CANADA

Telephone	+1 416 628 3927
Fax	+1 416 848 3672
Internet	www.macquarie.com

    September 10, 2017

    STRICTLY CONFIDENTIAL

    The Board of Directors of Richmont Mines Inc. and the Special Committee of Richmont Mines Inc.

    Richmont Mines Inc.
    161 Avenue Principale
    Rouyn-Noranda, Québec
    J9X 4P6

    To the Board of Directors of Richmont Mines Inc. (the “Board”) and the Special Committee of Richmont Mines Inc. (the “Special Committee”):

    Introduction

    The Macquarie Capital division of Macquarie Capital Markets Canada Ltd. (“Macquarie Capital” or “we”) understands that Richmont Mines Inc. (the “Company”) and Alamos Gold Inc. (the “Acquiror”) propose to enter into an arrangement agreement dated September 11, 2017 (the “Arrangement Agreement”), whereby the Acquiror will acquire all of the issued and outstanding common shares of the Company (the “Shares”), including any Shares that are issued on the exercise of options or other convertible securities of the Company, pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Quebec) (the “Arrangement”).

1	THE ARRANGEMENT

    Pursuant to the Arrangement, holders of the Shares (the “Shareholders”) will receive share consideration equal to 1.385 Class A common shares of the Acquiror (“Acquiror Shares”) for each Share held.

    Completion of the Arrangement is subject to approval of the Board, the Shareholders and the shareholders of the Acquiror (“Acquiror Shareholders”), court approval and various conditions, including, without limitation, receipt of all required regulatory approvals, including, without limitation that the Toronto Stock Exchange has approved the listing of all of the Acquiror Shares issued to Shareholders under the Arrangement and other customary conditions. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the joint management information circular of the Company and the Acquiror (the “Circular”)

Macquarie Capital Markets Canada Ltd. is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and Macquarie Capital Markets Canada Ltd.’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital Markets Canada Ltd.

Macquarie Capital Markets Canada Ltd.	2

    to be mailed (i) to the Shareholders in connection with the special meeting of the Shareholders to be held to consider and, if deemed advisable, to approve the Arrangement (the “Company Meeting”) and (ii) to the Acquiror Shareholders in connection with the special meeting of the Acquiror Shareholders to be held to consider and, if deemed advisable, to approve certain matters in connection with the Arrangement. Macquarie Capital understands that each director and officer of the Company and the Acquiror has agreed pursuant to lock-up agreements to vote their Shares and their Acquiror Shares, as applicable, in favour of the Arrangement.

2	MACQUARIE CAPITAL’S ROLE

    The Company initially contacted Macquarie Capital on August 15, 2017 and formally engaged Macquarie Capital pursuant to an engagement agreement dated August 25, 2017 (the “Engagement Agreement”) to provide financial advisory services in connection with the Arrangement, including Macquarie Capital’s opinion as to the fairness to the Shareholders, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement (the “Opinion”). In consideration for the preparation and delivery of the Opinion, the Company will pay Macquarie Capital a fee that is not contingent upon the conclusions reached herein or completion of the Arrangement and will reimburse Macquarie Capital for its reasonable expenses. Macquarie Capital will also be entitled to a separate fee contingent upon completion of the Arrangement which is not material to Macquarie or would have the effect of impacting its independence and is to be reimbursed for reasonable expenses in connection with the other financial advisory and professional services provided under the Engagement Agreement. In addition, pursuant to the Engagement Agreement, Macquarie Capital and its affiliates and their respective directors, officers, employees, agents and consultants are to be indemnified by the Company under certain circumstances from and against certain liabilities arising in connection with the Opinion and the financial advisory and professional services rendered to the Company and the Board.

3	CREDENTIALS OF MACQUARIE CAPITAL

    Macquarie Capital is a wholly owned subsidiary of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Macquarie Capital is a member of the Investment Industry Regulatory Organization of Canada and a member of the TSX and the TSX Venture Exchange. Macquarie Capital’s advisory services include the areas of mergers, acquisitions, divestments, restructurings, fairness opinions and valuations. The Opinion expressed herein is Macquarie Capital’s and has been approved by senior corporate and financial advisory professionals of Macquarie Capital who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded and private Canadian issuers and in providing fairness opinions in respect of such transactions.

4	INDEPENDENCE OF MACQUARIE CAPITAL

    None of Macquarie Capital, its affiliates or associates, is an insider, associate or affiliate (within the meanings attributed to those terms in the Securities Act (Ontario)), or a related entity of the Company, the Acquiror or any of their respective associates or affiliates (collectively, the “Interested Parties”). Macquarie Capital is not acting as an advisor, financial or otherwise, to any Interested Party in connection with the Arrangement other than to the Company pursuant to the Engagement Agreement, or in connection with any other transaction. Macquarie Capital has acted as underwriter and

    WS:CFFP_Toronto:3111341:v1

Macquarie Capital Markets Canada Ltd.	3

    financial advisor to the Company in the past two years. Macquarie Capital has acted as underwriter to the Acquiror in the past two years.

    There are no understandings, agreements or commitments between Macquarie Capital and any Interested Party with respect to any future business dealings, within a limited period of time, as set out in the Engagement Agreement, however, Macquarie Capital may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

    Macquarie Capital acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, today, or in the future, positions in the securities of any Interested Party, and from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to an Interested Party or the Arrangement.

5	SCOPE OF REVIEW

    In connection with rendering this Opinion, Macquarie Capital has reviewed and relied upon, or carried out, among other things, the following:

    In the case of the Company:

(a)	the annual reports of the Company for the periods ended December 31, 2015 and December 31, 2016;

(b)

    audited annual financial statements of the Company as at and for the years ended December 31, 2015 and December 31, 2016, together with management’s discussion & analysis of financial condition and operating results for each such financial periods;

(c)	the NI 43-101 Technical Report for the Island Gold Operation, Ontario, dated May 29, 2017;

(d)

    unaudited financial statements of the Company as at and for the interim periods ended September 30, 2016, March 31, 2017 and June 30, 2017, together with management’s discussion & analysis of financial condition and operating results for each such interim periods;

(e)	the management information circular of the Company in respect of the annual and special meeting of Shareholders held on May 4, 2017;

(f)	financial data and technical information available in a virtual dataroom made available by the Company;

(g)	the annual information form of the Company dated March 22, 2017 for the year ended December 31, 2016;

(h)	an internal financial model based on discussions with management of the Company;

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Macquarie Capital Markets Canada Ltd.	4

(i)	a certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of the Company;

(j)

    reviewed historical and forecast commodity prices and foreign exchange rates, and considered the impact of various commodity pricing and foreign exchange rate assumptions on the business, prospects and financial forecasts of the Company;

(k)

    discussions with management of the Company with regard to, among other things, the business, past and current operations, quality of assets, financial projections, current financial condition, future potential and environmental matters of the Company; and

(l)	other public information relating to the business and financial condition of the Company and other selected public mining companies Macquarie Capital considered relevant.

    In the case of the Acquiror:

(a)	the annual reports of the Acquiror for the periods ended December 31, 2015 and December 31, 2016;

(b)

    audited annual financial statements of the Acquiror as at and for the years ended December 31, 2015 and December 31, 2016, together with management’s discussion & analysis of financial condition and operating results for each such financial periods;

(c)

    unaudited financial statements of the Acquiror as at and for the interim periods ended September 30, 2016, March 31, 2017 and June 30, 2017, together with management’s discussion & analysis of financial condition and operating results for each such interim periods;

(d)	the management information circular of the Acquiror in respect of the annual meeting of Acquiror Shareholders held on May 11, 2017;

(e)	the annual information form of the Acquiror dated March 15, 2017 for the year ended December 31, 2016;

(f)

    discussions with management of the Acquiror with regard to, among other things, the business, past and current operations, quality of assets, financial projections, current financial condition, future potential and environmental matters of the Acquiror; and

(g)	other public information relating to the business and financial condition of the Acquiror and other selected public mining companies Macquarie Capital considered relevant.

    In addition to the information detailed above, Macquarie Capital has further reviewed, considered and relied upon, among other things, the following:

a)	a draft of the Arrangement Agreement;

b)	the Asset Purchase Agreement for the sale of Richmont’s Quebec assets;

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Macquarie Capital Markets Canada Ltd.	5

c)	information with respect to selected precedent merger and acquisition transactions Macquarie Capital considered relevant;

d)	a due diligence questionnaire with senior management, auditors and independent reserve engineers of the Acquiror; and

e)	other information, analysis, investigations and discussions as Macquarie Capital considered relevant and appropriate in the circumstances.

    Macquarie Capital did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Company and the Acquiror, and, as applicable, the reports of the auditors thereon. Macquarie Capital did not meet with the independent reserve engineers of the Company or the Acquiror and has assumed the accuracy and fair presentation of the reserve reports of the Company and the Acquiror.

    Macquarie Capital has not, to its knowledge, been denied access to any information requested.

6	OVERVIEW OF THE CONSIDERATION

    Under the terms of the Arrangement, the Shareholders will receive share consideration equal to 1.385 Acquiror Shares for each Share held. Based on the Acquiror’s closing price on September 8, 2017, the offer implies consideration of C$14.20 per Share which implies a fully-diluted equity value of the Company of approximately C$936 million and an “Enterprise Value” (calculated as equity value of the Company plus debt, less cash and cash equivalents) as at June 30, 2017 of approximately C$830 million. The consideration represents a 22% premium to the Company’s closing price on September 8, 2017 and a 32% premium based on the Company’s and the Acquiror’s 20-day volume-weighted average prices (“VWAP”). The consideration implies a price to NAV multiple of 1.3x, and a price to cash flow multiple of 11.6x based on analyst consensus estimates.

7	OVERVIEW OF THE COMPANY

    The Company is headquartered in Rouyn-Noranda, Quebec and has a corporate head office in Toronto, Ontario. Since beginning commercial production in 1991, the Company has become an established gold producer specializing in the exploration and development of underground gold deposits. The Company operates the Island Gold Mine located in Ontario and the Beaufor Mine located in Quebec. In 2016, the Company produced 104,050 ounces of gold.

    The Company has been a publicly traded company since 1984, and is currently listed on the TSX and NYSE under the symbol “RIC”.

8	OVERVIEW OF THE ACQUIROR

    The Acquiror is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. These include the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Acquiror has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. In 2016, the Acquiror produced 392,000 ounces of gold.

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    The Acquiror has been a publicly traded company since 2003, and is currently listed on the TSX and the NYSE under the symbol "AGI".

9	FAIRNESS METHODOLOGIES

    In support of the Opinion, Macquarie Capital has performed certain financial analyses with respect to the Company, based on those methodologies and assumptions that Macquarie Capital considered appropriate in the circumstances for the purposes of providing the Opinion. In the context of the Opinion, Macquarie Capital has considered the following principal methodologies (as each such term is defined below):

a.	Net Asset Value;
b.	Comparable Companies Trading Analysis;
c.	Precedent Transactions Analysis;
d.	Comparable Companies Trading Analysis Adjusted for Control Premium; and
e.	Premium Paid Analysis.

    Net Asset Value
    The Net Asset Value (“NAV”) approach separately considers each mining, exploration and financial asset, for which individual values are estimated through the application of the methodology viewed as most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs. Under the NAV approach, the NPV (as defined below) for the Island Gold Mine produces a total operating asset value, from which the present value of general and administrative expenses as well as the financial assets and liabilities attributable to the Company are added or subtracted.

    For the NAV analysis, Macquarie Capital relied on a discounted cash flow (“DCF”) analysis whereby it discounted the unlevered, after-tax, future free cash flows of the Island Gold Mine over the life of the asset at a prescribed discount rate to generate a present value (the “NPV”). All forecasts of future free cash flow for the Island Gold Mine were based on Company operating estimates, using spot and consensus pricing. Macquarie Capital also compared the values for the NPV obtained under the DCF analysis with the NPVs from available consensus research analysts for the Island Gold Mine. The NAV approach considers a variety of financial methodologies in the context of individual assets and explicitly addresses the unique characteristics of the Island Gold Mine from a long-term operating and production perspective. The NAV approach also requires that certain assumptions be made to derive the NPV including, among other things, gold pricing, mining operations, capital investment, working capital, and discount rates.

    As part of the NAV analysis, Macquarie Capital performed a range of sensitivity analyses on a variety of factors. This included calculating a range of estimated share prices for the Company implied by the NAV for the Company on a standalone basis unadjusted for market multiples and utilizing a range of gold prices.

    Comparable Companies Trading Analysis
    Macquarie Capital compared public market trading statistics of the Company to corresponding data from selected publicly-traded junior producer gold mining companies that we considered relevant (the “Comparable Companies Trading Analysis”). Macquarie Capital considered the multiples of price to NAV and price to cash flow to be the most relevant metrics for the Company in consideration of the Comparable Companies Trading Analysis. Macquarie Capital examined multiples based on price to NAV and price to cash

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    flow for each of the comparable companies and then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company. The Comparable Companies Trading Analysis implied a price to NAV range of 0.6x to 0.8x as well as a price to cash flow range of 4.7x to 5.7x.

    Precedent Transactions Analysis
    The precedent transactions analysis considers transaction multiples in the context of the purchase or sale of a public company or assets. Macquarie Capital reviewed publicly available information in connection with 16 transactions involving producing gold mining companies and producing gold mining assets based in the Americas and Australasia that we considered relevant (the “Precedent Transactions Analysis”). Macquarie Capital considered the multiples of price to NAV and price to cash flow to be the most relevant metrics for the Company in consideration of precedent transactions. The Precedent Transactions Analysis implied a price to NAV range of 1.1x to 1.5x as well as a price to cash flow range of 5.0x to 8.3x.

    Comparable Companies Trading Analysis Adjusted for Control Premium
    Macquarie Capital utilized the Comparable Companies Trading Analysis (as described above). Macquarie Capital examined multiples based on price to NAV and price to cash flow for each of the comparable companies and then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company, to which Macquarie Capital added a change of control premium of 30% (the “Comparable Companies Trading Analysis Adjusted for Control Premium”). The Comparable Companies Trading Analysis adjusted for a change of control premium implied a price to NAV range of 0.8x to 1.0x as well as a price to cash flow range of 6.1x to 7.4x.

    Premium Paid Analysis
    Macquarie Capital compared the premiums represented by the consideration, calculated with reference to the 20-day VWAP of the Company’s and Acquiror’s respective share prices on the TSX as at September 8, 2017 (the trading day preceding the date of announcement of the Arrangement Agreement) as well as the closing price of the Shares on the TSX as of September 8, 2017, being approximately 32% and 22% respectively, to premiums paid for shares of target companies in select Canadian change of control transactions (the “Precedent Premiums”) considered by Macquarie Capital to be relevant (the “Premium Paid Analysis”).

    The mean premium to the 20-day VWAP and the mean premium to the one day unaffected share price observed with respect to the Precedent Premiums were approximately 30% and 23%, respectively.

10	FAIRNESS CONSIDERATIONS

    The assessment of fairness of the consideration, from a financial point of view, must be determined in the context of the particular transaction. Macquarie Capital based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the consideration payable for each Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Comparable Companies Trading Analysis;

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Macquarie Capital Markets Canada Ltd.	8

b)	the consideration payable for each Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Analysis;

c)

    the consideration payable for each Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Comparable Companies Trading Analysis Adjusted for Control Premium;

d)	the consideration payable for each Share pursuant to the Arrangement represents premiums in line with Precedent Premiums;

e)

    other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant. Macquarie Capital did not, in considering the fairness of the consideration to be received pursuant to the Arrangement, from a financial point of view, assess any income tax consequences that any particular Shareholder may face in connection with the Arrangement.

11	ASSUMPTIONS AND LIMITATIONS

    We have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by us, including information relating to the Company and the Acquiror provided to us by or on behalf of the Company and the Acquiror and their respective affiliates, disclosed in the public record or otherwise pursuant to the Engagement Agreement, and this Opinion is conditional upon such completeness, accuracy, and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations. Senior officers of the Company have represented to Macquarie Capital, in a certificate dated as at the date hereof, among other things, that to the best of their knowledge after due inquiry, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the “Information”) provided to Macquarie Capital by or on behalf of the Company was at the dates the Information was provided and is at the date hereof true, complete and correct and not misleading in light of the circumstances under which they were made or presented and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, there has been no material change (as such term is defined in the Securities Act (Ontario) or new material fact, financial or otherwise, relating to the Arrangement, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Company or the Acquiror or any of their respective subsidiaries, associates or affiliates or any change in any material fact or in any material element of any of the Information, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this Opinion.

    We have also assumed that the transaction process undertaken by the Company was appropriate. With respect to the operating and financial projections of the Company which were furnished to us, we have assumed that such projections have been reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments by management of the Company of the future competitive, operating and regulatory environments and related financial performance of the Company. We express no view as to any such financial projections or the assumptions on which any of them are based.

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Macquarie Capital Markets Canada Ltd.	9

    For purposes of rendering this Opinion, we have assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without waiver or amendment. The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and Macquarie Capital has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.

    In addition, we have assumed that neither the Company nor the Acquiror will incur any material liability or obligation, or lose any material rights, as a result of completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of the Company, the Acquiror and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

    This Opinion is rendered on the basis of market, economic, financial and general business and other conditions prevailing as at the date hereof, and the Information made available to Macquarie Capital as at the date hereof. In rendering this Opinion, Macquarie Capital has assumed that there are no undisclosed material facts relating to the Company or the Acquiror, or their respective businesses, operations, capital or future prospects. Any changes therein may affect this Opinion and, although we reserve the right to change, withdraw or supplement this Opinion in such event or in the event that subsequent developments affect this Opinion, we disclaim any obligation to advise any person of any change that may come to our attention or to update, revise or reaffirm this Opinion after the date hereof.

    In its analyses and in connection with the preparation of this Opinion, Macquarie Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie Capital, our assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

    Macquarie Capital believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this Opinion, Macquarie Capital has not attributed any particular weight to any specific analyses or factor but rather based this Opinion on a number of qualitative and quantitative factors deemed appropriate by Macquarie Capital based on Macquarie Capital’s experience in rendering such opinions.

    Macquarie Capital has not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date hereof, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point

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Macquarie Capital Markets Canada Ltd.	10

    of view, to the Shareholders. Macquarie Capital has not been engaged to prepare, and has not prepared, a valuation or appraisal of the Company or the Acquiror or any of their respective assets, securities or liabilities (contingent or otherwise), nor have we been furnished with any such valuations appraisals, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any applicable laws relating to bankruptcy, insolvency or similar matters, and this Opinion should not be construed as such. Furthermore, this Opinion is not, and should not be construed as, advice as to the price at which the Shares or any Acquiror Shares received in exchange therefor may trade at any future date (whether before or after the completion of the Arrangement). In addition, this Opinion does not address the overall fairness of the Arrangement to the holders of any other class of securities (only the fairness of the consideration to be received by the Shareholders as expressly set out in the Opinion), creditors or other constituencies of the Company, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, consultants or employees of the Company in their capacities as such and in connection with the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company or any other party to the Arrangement, nor does it address the underlying business decision of the Company, or any other party to the Arrangement, to engage in the Arrangement. We were not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, express no view thereon and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, tax and accounting matters.

    This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Opinion.

12	CONCLUSION

    Based upon and subject to the foregoing and such other matters as Macquarie Capital considers relevant, it is Macquarie Capital’s opinion that, as of the date hereof, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

    This Opinion is not, and is not intended to be, a recommendation to Shareholders as to how to vote at the Company Meeting. This Opinion has been provided solely for the use of the Board and the Special Committee for the purposes of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie Capital. This Opinion shall not be reproduced, disseminated, quoted from or referred to (in whole or in part) and no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Arrangement or this Opinion shall be made without the express prior written consent of Macquarie Capital, except that we consent to the inclusion of the complete text of this Opinion and to appropriate references to, or summaries of, this Opinion, subject to our review to our satisfaction of the final form and context of such disclosures in the Circular, or other form of document(s) required to be mailed to Shareholders in connection with the Arrangement.

    Yours sincerely,

    /s/ Macquarie Capital Markets Canada Ltd.

    Macquarie Capital Markets Canada Ltd.

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    APPENDIX G – RICHMONT FAIRNESS OPINION OF MAXIT CAPITAL LP

    (See Attached)

    G-1

    September 10, 2017

    Richmont Mines Inc.
    161 avenue Principale
    Rouyn-Noranda, QC J9X 4P6

    To the Board of Directors and the Special Committee:

    Maxit Capital LP (“Maxit Capital”, “we” or “us”) understands that Richmont Mines Inc. (“Richmont” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Alamos Gold Inc. (“Alamos”) pursuant to which Alamos will acquire all of the issued and outstanding common shares of Richmont by way of a court approved plan of arrangement (the “Plan of Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) (the “Arrangement”). Under the terms of the Arrangement, shareholders of Richmont (the "Richmont Shareholders") will receive 1.385 (the “Exchange Ratio”) Alamos Class A common shares (“Alamos Shares”) as consideration (the "Consideration") for each Richmont common share (each, a “Richmont Share”). We further understand that, pursuant to the Arrangement (and subject to the Arrangement Agreement and Plan of Arrangement) and to be more fully described in the Circular (defined below), among other things:

i.	all outstanding options to acquire Richmont Shares will be exchanged for options to acquire Alamos Shares with a one year term from the date of issuance and adjusted for the Exchange Ratio;
ii.

    all outstanding deferred share units (“DSUs”) of Richmont will be assigned and transferred to Richmont in exchange for a cash payment from Richmont, for each such Richmont DSU, equal to the Exchange Ratio multiplied by the 5-day volume weighted average price on the Toronto Stock Exchange of the Alamos Shares starting with the seventh trading day prior to the effective date of the Arrangement to the closing of trading on the third trading day prior to the effective date of the Arrangement (the “Consideration Cash Value”);

iii.

    all outstanding restricted share units (“RSUs”) of Richmont held by employees of Richmont who will be offered employment with Alamos or an affiliate (“Retained Employees”) will be exchanged for replacement RSUs of Alamos adjusted for the Exchange Ratio and otherwise having the same terms and conditions as the former Richmont RSUs; and

iv.

    all outstanding RSUs of Richmont not held by Retained Employees will be assigned and transferred to Richmont in exchange for a cash payment from Richmont, for each such Richmont RSU, equal to the Consideration Cash Value.

    We also understand that Richmont will enter into an asset purchase agreement (the “Asset Purchase Agreement”) with Monarques Gold Corporation (“Monarques”), pursuant to which Monarques will acquire Richmont’s Québec based assets including the Beaufor Mine, the Camflo Mill and the Wasamac development project, as well as all other mineral claims, mining leases and mining concessions located in the province of Québec (the “Monarques Transaction”), and that the Arrangement is not conditional on the Monarques Transaction closing.

    The terms and conditions of the Arrangement will be fully described in a joint management information circular (the “Circular”) which will be prepared by each of Richmont and Alamos and mailed to, among others, the Richmont Shareholders and the Alamos shareholders in connection with the special meetings

    Legal*33609172.1

    of the Richmont Shareholders and the Alamos shareholders (the “Richmont Meeting” and the “Alamos Meeting”, respectively, and collectively the “Meetings”) to be held by Richmont and Alamos to consider the Arrangement and related matters.

    We also understand that the Company's board of directors (the “Board of Directors”) has appointed a special committee (the “Special Committee”) to consider the Arrangement and to make recommendations to the Board of Directors concerning the Arrangement.

    Engagement of Maxit Capital

    By letter agreement dated August 18, 2017 (the “Engagement Agreement”), the Company retained Maxit Capital to act as a financial advisor in connection with the Arrangement or any alternative transaction thereto. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Richmont Shareholders pursuant to the Arrangement.

    Maxit Capital will be paid a fixed fee for rendering this Opinion, no portion of which is conditional upon this Opinion being favourable. Maxit Capital will also be paid an additional fee if the Arrangement or any alternative transaction thereto is completed. The Company has also agreed to indemnify Maxit Capital in respect of certain liabilities that might arise out of our engagement.

    Credentials of Maxit Capital

    Maxit Capital is an independent advisory firm with expertise in mergers and acquisitions. The Opinion expressed herein is the opinion of Maxit Capital and the form and content herein have been approved for release by its managing partners, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

    Independence of Maxit Capital

    Neither Maxit Capital, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Alamos, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

    Maxit Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past three years, other than:

i.	acting as financial advisor to the Company pursuant to the Engagement Agreement;
ii.	being retained to provide financial advisory services pursuant to a previous engagement letter with the Company in 2015; and
iii.	acting as financial advisor to Alamos in its merger with AuRico Gold Inc. in 2015 and in connection with certain other matters unrelated to the Arrangement.

    Other than as described above, there are no other understandings, agreements or commitments between Maxit Capital and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Maxit Capital may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

    Scope of Review

    In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	a draft of the Arrangement Agreement dated September 8, 2017;
ii.	a draft of the Plan of Arrangement dated September 8, 2017;
iii.	a draft of the Asset Purchase Agreement providing for the Monarques Transaction dated September 6, 2017;
iv.

    publicly available documents regarding Richmont and Alamos, including annual and quarterly reports, financial statements, annual information forms, management circulars and other filings deemed relevant;

v.

    certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and Alamos concerning the business operations, assets, liabilities and prospects of the Company and Alamos;

vi.

    internal management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of the Company and Alamos;

vii.	discussions with management of Richmont relating to the business and financial condition of the Company and Alamos;
viii.	due diligence meetings with senior executives of Alamos and Richmont concerning past and current operations and financial conditions and the prospects of Alamos and Richmont;
ix.	selected public market trading statistics and relevant financial information of the Company, Alamos and other public entities;
x.	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
xi.

    selected technical reports on the assets of the Company and Alamos, selected reports published by equity research analysts and industry sources regarding the Company, Alamos and other comparable public entities;

xii.	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and
xiii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

    Maxit Capital has also participated in discussions regarding the Arrangement and related matters with Fasken Martineau DuMoulin LLP, legal counsel to the Company, and Macquarie Capital Markets Canada Ltd., co-financial advisor to Richmont.

    In addition, we have participated in discussions with members of the senior management of Richmont and Alamos regarding its businesses, operations, financial condition, prospects and related matters.

    Assumptions and Limitations

    Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any of the assets or securities of the Company or its affiliates and our Opinion should not be construed as such.

    With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, including information provided by the Company or Alamos in relation to Alamos, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Alamos or any of their affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Company.

    With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company or Alamos and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company or Alamos, as applicable, having regard to the Company's or Alamos', as applicable, business, plans, financial condition and prospects.

    The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company or Alamos, including the written information and discussions concerning the Company or Alamos referred to above under the heading "Scope of Review" (collectively, the “Information”), are complete and correct at the date the Information was provided to us, (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or Alamos or any of their affiliates and no material change has occurred in the Information or any part thereof and (iii) the representations and certifications with respect to the Information relating to Alamos are given solely on the basis of, and are qualified by the terms of, the representations made to the Company by Alamos in the Arrangement Agreement and the disclosure letter delivered by Alamos to the Company pursuant to the Arrangement.

    We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Alamos as they are reflected in the Information and as they were represented to us in our discussions with management of the Company or Alamos or their affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

    The Opinion is being provided to the Board of Directors and the Special Committee for their exclusive use only in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Maxit Capital, provided that the Opinion may be reproduced in full in the Circular. Our Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to the Company or in which the Company might engage. Our Opinion is not intended to be and does not constitute a recommendation to any Richmont Shareholders with respect to the Arrangement. Additionally, we do not express any opinion as to the prices at which the Richmont Shares or Alamos Shares may trade at any time.

    Maxit Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

    The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

    Summary of Analysis

    In support of this Opinion, Maxit Capital has performed certain analyses on Richmont, based on those methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing this Opinion. In the context of this Opinion, we considered, among others, the following methodologies:

i.	the Comparable Trading with Control Premium Approach (as defined below); and
ii.	the Precedent Transaction Approach (as defined below).

    Comparable Trading with Control Premium Approach

    Maxit Capital reviewed public market trading statistics of comparable production stage gold companies and premiums paid to shareholders on acquisition transactions of comparable production stage gold companies (the “Comparable Trading with Control Premium Approach”). We principally considered multiples based on price to net asset value (“P/NAV”) and price to operating cash flow per share (“P/Cash Flow”). Estimated financial data for the selected comparable companies was based on publicly available equity research analysts’ estimates and public disclosure by the selected companies. We also reviewed equity research analysts’ reports and analysis on Richmont in addition to Richmont’s internal model. We applied a range of selected multiples to the corresponding data for Richmont to develop an implied equity value and thereon applied a range of selected premiums based upon the review of acquisition transactions.

    Precedent Transaction Approach

    Maxit Capital reviewed publicly available information on acquisition transactions of comparable production stage gold companies (the “Precedent Transaction Approach”). We principally considered these transactions based upon the implied multiples of P/NAV and P/Cash Flow. We then applied a range based upon these transactions to the corresponding data of Richmont.

    Maxit Capital also reviewed premiums paid to shareholders of acquired companies in these transactions as at the date of announcement of the transaction and based on the volume weighted average prices over the preceding 20-day period. We then applied a range of selected premiums based upon these transactions to the corresponding data of Richmont.

    Richmont Analysis

    Maxit Capital combined the Comparable Trading with Control Premium Approach and the Precedent Transaction Approach for Richmont to estimate an overall value range for Richmont Shares. This estimated value range was compared to the Exchange Ratio and the value of the Consideration, based on the Alamos analysis discussed below.

    Alamos Analysis

    Maxit Capital applied certain analysis methodologies to Alamos in order to analyze the value of the Alamos Shares to be received as the Consideration under the Arrangement. The primary methodology used in this analysis was the review of public market trading statistics of comparable precious metal producing companies to Alamos. Estimated financial data for the selected comparable companies was based on publicly available research analysts’ estimates and public disclosure by the selected companies. We also reviewed equity research analysts’ reports and analysis on Alamos with respect to, among other things, production, cash costs, cash flow, NAV and financial prospects. We also evaluated and assessed the operating profile of Alamos pro forma completion of the Arrangement with Richmont.

    Fairness Considerations

    The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. In coming to its conclusions in this Opinion, Maxit Capital principally relied upon the following quantitative and qualitative factors:

i.	Maxit Capital’s analysis of the Consideration compares favourably with our application of the Comparable Trading with Control Premium Approach to Richmont;
ii.	Maxit Capital’s analysis of the Consideration compares favourably with our application of the Precedent Transaction Approach to Richmont;
iii.	the market value of the Consideration compares favourably with our application of the Comparable Trading with Control Premium Approach to Richmont;
iv.	the market value of the Consideration compares favourably with our application of the Precedent Transaction Approach to Richmont; and
v.	other factors or analysis which we have judged, based on our experience in rendering opinions, to be relevant.

    Opinion

    Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Richmont Shareholders.

    Yours very truly,

    /s/ Maxit Capital LP

    Maxit Capital LP

    APPENDIX H – ALAMOS FAIRNESS OPINION OF BMO CAPITAL MARKETS

    September 10, 2017

    The Board of Directors
    Alamos Gold Inc.
    181 Bay Street, Suite 3910
    Toronto, Ontario M5J 2T3

    To the Board of Directors:

    BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Alamos Gold Inc. (the “Company”) and Richmont Mines Inc. (the “Acquisition Candidate”) propose to enter into an arrangement agreement to be dated September 11, 2017 (the “Arrangement Agreement”) pursuant to which, among other things, the Company will acquire all of the outstanding common shares of the Acquisition Candidate (“Shares”) and pursuant to which each holder of Shares (each a “Shareholder” and collectively the “Shareholders”) will be entitled to receive, in exchange for each Share held, 1.385 common shares of the Company (the “Consideration Shares”). We understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement under the Business Corporations Act (Quebec) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders of common shares of the Company (each a “Company Shareholder” and collectively the “Company Shareholders”) in connection with a special meeting of the Company Shareholders to be held to consider and, if deemed advisable, approve the issuance of the Consideration Shares pursuant to the Arrangement.

    We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) that the consideration to be paid by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company.

ENGAGEMENT OF BMO CAPITAL MARKETS

    The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in August 2017. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated September 10, 2017 and effective as of August 21, 2017 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

    BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, which are contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

CREDENTIALS OF BMO CAPITAL MARKETS

    BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

    The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

INDEPENDENCE OF BMO CAPITAL MARKETS

    Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquisition Candidate, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

    BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as joint bookrunner on the Company’s US$250 million February 2017 equity offering (iii) providing foreign exchange and commodity hedging services to the Company and (iv) acting as co-manager on the Acquisition Candidate’s C$31 million June 2016 equity offering. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, is a lender in the Company’s US$150 million revolving credit facility.

    There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

    BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the

    Arrangement. In addition, BMO or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

SCOPE OF REVIEW

    In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated September 9, 2017;

2.

    certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquisition Candidate and other selected public companies we considered relevant;

3.

    certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and the Acquisition Candidate;

4.

    internal management forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets prepared or provided by or on behalf of management of the Company relating to the Company and the Acquisition Candidate;

5.	discussions with management of the Company relating to the Company’s and the Acquisition Candidate’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	various reports published by equity research analysts we considered relevant;

8.

    a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

9.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

    BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or the Acquisition Candidate to any information under the Company’s or the Acquisition Candidate’s control requested by BMO Capital Markets.

ASSUMPTIONS AND LIMITATIONS

    We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s and the Acquisition Candidate’s business, plans, financial condition and prospects.

    Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries, associates or affiliates (as those terms are defined in the Securities Act (Ontario) (the “Act”) or the rules made thereunder) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries or, to the best of our knowledge, information and belief after due inquiry, the Acquisition Candidate or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

    In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

    The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquisition Candidate as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

    The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Company Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

    We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquisition Candidate, or of any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquisition Candidate may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

    The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

CONCLUSION

    Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

    Yours truly,

    “BMO Nesbitt Burns Inc.”

    BMO Nesbitt Burns Inc.

    APPENDIX I – INFORMATION CONCERNING RICHMONT MINES INC.

    Notice to Reader

    Capitalized terms used in this Appendix I but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in the Circular.

    Overview

    Richmont currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine. On October 2, 2017, Richmont completed a transaction with Monarques, pursuant to which Monarques acquired Richmont’s Québec based assets including the Beaufor Mine, the Camflo Mill and the Wasamac Development Project as well as all other mineral claims, mining leases and mining concessions located in the Province of Québec in exchange for common shares in the capital of Monarques and the retention of net smelter return royalties on the properties.

    For further information regarding Richmont, the development of its business and its business activities, see the Annual Information Form of Richmont dated March 22, 2017 (the “Richmont AIF”) which is incorporated by reference in this Circular.

    Corporate Structure

    Richmont was incorporated pursuant to Part IA of the Companies Act (Québec), on February 12, 1981, under the corporate name of Rouyn Mining Resources Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, Richmont’s articles were amended to change its corporate name to Richmont Mines Inc., now governed by the QBCA. The head office, which is the principal place of business of Richmont and registered office, is located at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6. Richmont has an office in Toronto, located at 181 Bay Street, Suite 810, Bay Wellington Tower, Brookfield Place, Toronto, Ontario M5J 2T3.

    Recent Developments

    Expansion Case PEA for the Island Gold Mine

    On May 29, 2017, Richmont announced the results of the Expansion Case PEA completed on the Island Gold Mine. The objective of the Expansion Case PEA was to consider the most cost and capital effective strategy to mine the portion of the mineral resources located within the main area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, based on existing mineral reserve and mineral resource estimates and using the current mine infrastructure. The Expansion Case PEA contemplates an expansion of underground mine and mill productivity at the Island Gold Mine from 900 tonnes per day to 1,100 tonnes per day for an initial eight year period. The operational ramp-up is currently advancing and the mill is anticipated to achieve the target run rate of 1,100 tonnes per day in the second half of 2018 once the expansion is completed.

    The Expansion Case PEA is preliminary in nature, and includes an economic analysis of inferred mineral resources that are currently considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Expansion Case PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

    A summary of the production metrics contained in the Expansion Case PEA is set out below:

Expansion Case PEA Summary
Tonnes milled (Mt)	3.1
Head grade (g/t)	9.68
Mine plan (years)	8
Daily mine and mill production (tpd) (excluding 2017-2018 ramp-up period)	1,100
Gold recovery (%)	96.5
Total production (Koz)	926

Expansion Case PEA Summary
Average annual gold production (Koz)	115
Average annual gold production (excluding 2017-2018 ramp-up period) (Koz)	125

    The mineral reserves and measured and indicated mineral resources of the Island Gold Mine as of December 31, 2016 (including the mineral reserves located in the upper portion of the mine) were used in the Expansion Case PEA. However, only inferred mineral resources as of December 31, 2016, within the main continuous structure at depth between the 450 metre and 1,000 metre levels primarily located in the fourth mining horizon, were incorporated in the Expansion Case PEA. These inferred mineral resources represent approximately 24% of the total inferred mineral resources in Richmont’s total mineral resource estimate as of December 31, 2016. The December 31, 2016 mining dilution, mining recovery and cut-off grade criteria were used to estimate production in the Expansion Case PEA.

    The Expansion Case PEA primarily contemplates long-hole mining over four mining horizons over the eight-year period, down to a maximum depth of 1,000 metres using the Island Gold Mine’s dual ramp system. Alimak mining is also considered in the study for the small isolated western reserve block. As a consequence of the accelerated underground development strategy implemented by Richmont beginning in late 2014, for 2015 and 2016 the ratio of waste to ore mined was maintained at approximately 1:1 in order to advance the dual ramp system prior to the launch of stope mining activities, thereby minimizing the total tonnes (ore and waste) needed to be mined in the future. The Expansion Case PEA contemplates that substantially all waste development will be completed in early 2021, resulting in a low average waste-to-ore ratio of 0.33 over the eight-year period contemplated by the Expansion Case PEA. Higher capacity trucks will be phased in as mining activities transition to the lower areas of the mine, which are expected enhance productivity while optimizing the unit cost structure at depth.

    Operating and Capital Costs

    The Expansion Case PEA relies on currently realized cost data for the Island Gold Mine including mining, milling, site general and administrative costs and royalties, as well as underground development and infrastructure capital costs.

    The following table summarizes the average operating costs on a per tonne basis over the eight year period contemplated by the Expansion Case PEA:

Operating Costs	Costs per Tonne
	(C$)	(US$)
Mining costs	129	95
Milling costs	28	21
General & administrative costs	16	12
Total operating unit costs per tonne milled	173	128

    Mining unit costs are expected to decline over the life of mine, as higher-cost ore development is completed by early 2022. However, such decreases will be partially offset as mining transitions to the fourth mining horizon at depth, as well as by higher costs associated with Alimak mining. Milling unit costs are also expected to decline by up to 8% per tonne once the mill achieves the 1,100 tonne per day run-rate in the latter part of 2018. General and administrative costs are expected to benefit from the economies of scale beginning in 2019.

    The following table summarizes aggregate capital costs over the eight year period contemplated by the Expansion Case PEA:

Capital Investment	Total Cost
	(C$ millions)	(US$ millions)
Sustaining capital	168	124
Project capital:
Incremental expansion capital	28	20
Accelerated development/infrastructure	40	30
Total project capital	68	50
Total capital	236	174

    The sustaining capital requirements contemplated under the Expansion Case PEA are expected to remain elevated in the first four years as the operation advances underground ramp development, lateral development for Alimak mining, surface infrastructure, upgrades to higher capacity mobile equipment and an increase in tailings capacity. Sustaining capital requirements are expected to decrease to normalized levels beginning in 2021.

    The project capital requirements comprise accelerated underground ramp development costs of C$29 (US$22) million to support multi-stope mining, as well as infrastructure costs of C$11 (US$8) million, both of which would have been advanced on a sustaining basis in any event under a 900 tonnes per day scenario. Certain incremental expansion costs relating to expansion of the mill, upgrades in mobile equipment and other items will be necessary to support the increase in productivity to 1,100 tonnes per day. The bulk of capital expenditure for the project is anticipated to be completed in 2018 at which point the operation is expected to return to sustaining capital levels.

    Royalties and Taxes

    Royalty payments are expected to incrementally increase as mining activities transition to lower levels of the mine and are expected to average approximately 3.5% over the life of mine.

    The Expansion Case PEA indicates taxes payable will gradually increase over the life of mine and the Island Gold Mine will become fully taxable beginning in 2021. The effective tax rate over the mine life covered in the Expansion Case PEA is expected to average 22%.

    Expansion Case Economic Highlights

    The following table summarizes the highlights of the economic analysis conducted as part of the Expansion Case PEA:

Expansion Case PEA - Economic Highlights
	(C$)		(US$)
	Spot Gold	Downside Gold	Spot Gold Price	Downside Gold
	Price Case	Price Case	Case	Price Case
	(C$1,700/oz)	(C$1,550/oz)	(US$1,260/oz)	(US$1,150/oz)
Average operating unit cost ($/tonne)(1,4)	191	189	141	140
Cash costs ($/oz)(1,2,4)	652	646	483	479
All-in Sustaining Costs ($/oz)(1,2,4)	837	832	620	616
Sustaining capital ($ millions)	168	168	124	124
Project capital ($ millions)(3)	68	68	50	50
All-in Costs ($/oz)(1,2,3,4)	910	906	674	671
Cumulative Net Cash Flow ($ millions)(5,6)	749	615	555	456
Pre-tax net present value5% ($ millions) (6)	580	473	430	350
After-tax net present value5% ($ millions) (6)	452	379	335	281

Notes:
(1)	The Expansion Case PEA assumes average production of 1,110 tpd, a gold price of C$1,700 (US$1,260) and C$1,550 (US$1,150) per ounce and a C$:US exchange rate of 1.35.
(2)	Non-IFRS performance measure. See “Non-IFRS Measures”.
(3)	Project capital includes incremental expansion capital of C$28 (US$20) million and accelerated mine development/infrastructure capital of C$40 (US$30) million.
(4)	Including royalties.
(5)	Net cash flow is pre-tax cash flow after all operating costs, project and sustaining capital.
(6)	All calculations assume the Dec. 31, 2016 cut-off grade and do not incorporate any adjustments related to different gold price assumptions.

    The table below provides the estimated impact on pre-tax net cash flow at various gold prices and currency exchange rates. The Expansion Case PEA mine plan is expected to generate positive pre-tax net cash flow even at a gold price of US$1,000 per ounce and a currency exchange rate at parity.

Pre-Tax Net Cash Flow Sensitivity (1)(2) (C$ millions)
US$ Gold Price
		1,000	1,100	1,200	1,300	1,400
	1.00	123	212	302	391	481
	1.10	212	311	409	507	606
C$:US$	1.20	302	409	516	623	731
	1.30	391	507	623	740	856
	1.35	436	556	677	798	918
	1.40	481	606	731	856	981
	1.45	525	655	784	914	1,043

Notes:
(1)	Net cash flow is pre-tax cash flow after all operating costs, project and sustaining capital.
(2)	All calculations assume the December 31, 2016 cut-off grade and do not incorporate any adjustments related to different gold price assumptions.

    Cash costs, all-in sustaining costs, and all-in costs are all non-IFRS performance measures. See “Non-IFRS Measures” for further information on these measures

    On July 13, 2017, Richmont filed a technical report in connection with the disclosure of the results of the Expansion Case PEA titled “Island Gold Mine Technical Report and Expansion Case Preliminary Economic Assessment, Dubreuilville, Ontario, Canada”, dated July 13, 2017 (with an effective date of May 29, 2017). The Expansion Case PEA technical report is authored by Daniel Adam, P.Geo., Ph.D., Léon Grondin LeBlanc, P.Eng., Mathieu Bélisle, P.Eng., Vincent K. Ramcharan, P.Eng., M.Eng., and Raynald Vincent, P.Eng., M.G.P. Daniel Adam, Vice-President, Exploration of Richmont has reviewed and approved the scientific and technical information about the Expansion Case PEA in this Circular.

    Disposition of Québec Assets and Investment in Monarques

    On September 11, 2017, Richmont announced it had entered into a definitive agreement with Monarques pursuant to which Monarques agreed to acquire Richmont's Québec-based assets including the Beaufor Mine, the Camflo Mill and the Wasamac Development Project, as well as all of Richmont’s other mineral claims, mining leases and mining concessions located in the province of Québec for consideration of 34,633,203 common shares in the capital of Monarques (each, a “Monarques Share”).

    Concurrently with the signing of the definitive agreement for the disposition of Richmont’s Québec assets (the “Québec Disposition Transaction”), Richmont subscribed for 5,715,000 subscription receipts from Monarques at a price of C$0.35 per subscription receipt. Each subscription receipt was subsequently exchanged for one Monarques Share on October 2, 2017 upon closing of the Québec Disposition Transaction. As a result of the issuance of the Monarques Shares upon closing of the Québec Disposition Transaction and the conversion of the subscription receipts, Richmont currently holds approximately 19.9% of the undiluted issued and outstanding Monarques Shares.

    Monarques also granted Richmont a 1.0% net smelter return (“NSR”) royalty on the Beaufor Mine once post-closing production reaches an aggregate of 100,000 ounces of gold; a 1.0% NSR royalty on Richmont's interest in the Camflo mineral claims; and a 1.5% NSR royalty on the Wasamac property, which includes a buyback provision on 0.5% of such NSR royalty for C$7.5 million.

    Subject to regulatory approval, Monarques assumed responsibility for all environmental and other liabilities related to the Québec assets. Richmont also entered into a lock-up agreement pursuant to which, subject to certain exceptions, Richmont will not sell, assign, encumber or otherwise dispose of the Monarques Shares acquired upon conversion of the subscription receipts for a period of one year from the closing of the Québec Disposition Transaction.

    Market for Securities

    The Richmont Shares are listed on the TSX and, after transferring from the NYSE MKT on January 18, 2017, the NYSE, under the trading symbol “RIC”. Richmont is a reporting issuer in all of the provinces of Canada. On September 8, 2017, the last trading day prior to the announcement that Richmont and Alamos had entered into the

    Arrangement Agreement, the closing price of the Richmont Shares on the TSX was C$11.75 and the closing price of the Richmont Shares on the NYSE was US$9.55.

    Description of Richmont Shares

    Richmont’s authorized capital consists of an unlimited number of Richmont Shares with no par value. As at October 17, 2017, 63,817,131 Richmont Shares were issued and outstanding.

    Price Range and Trading Volumes of Richmont Shares

    The Richmont Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “RIC”. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Richmont Shares on the TSX and NYSE. Until January 18, 2017, the Richmont Shares were listed on the NYSE MKT.

	TSX			NYSE
Shares	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		($)	($)
2017
October 1-17	12.54	11.40	3,954,344	10.08	9.10	3,524,678
September	12.79	11.30	15,938,180	10.45	9.15	11,578,569
August	11.59	9.50	5,287,201	9.30	7.50	7,177,843
July	10.89	8.67	6,185,123	8.75	6.70	8,617,450
June	10.78	9.38	7,097,358	8.15	6.95	14,195,001
May	10.53	8.93	6,716,938	7.70	6.50	10,970,435
April	11.41	9.30	8,554,151	8.60	6.85	13,708,763
March	10.69	9.06	8,413,142	8.05	6.73	11,195,622
February	13.19	10.12	7,246,567	10.05	7.65	10,206,475
January(1)	10.92	8.71	6,162,928	8.38	6.50	8,181,530
2016
December	9.61	7.36	7,771,886	7.15	5.45	12,246,034
November	13.38	8.33	7,955,057	10.00	6.15	9,058,110
October	13.32	10.92	5,145,593	10.16	8.23	8,124,451

Notes:
(1)	Until January 18, 2017, the Richmont Shares were listed on the NYSE MKT.

    On October 17, 2017, the closing price of the Richmont Shares on the TSX was C$12.27 and the closing price of the Richmont Shares on the NYSE was US$9.80.

    Prior Sales

    The following table summarizes the issuances by Richmont of Richmont Shares, or securities convertible into Richmont Shares, within the twelve months preceding the date of this Circular:

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities
March 1, 2017	Richmont RSU	$10.87	8,740
March 2, 2017	Richmont RSU	$10.87	135,615
March 2, 2017	Richmont Options	$10.87	97,238
March 16, 2017	Richmont Options	$9.93	200,000
March 29, 2017	Richmont RSU	$9.21	5,293

    Legal Proceedings

    Richmont is involved in three legal proceedings as of October 18, 2017:

    Richmont is a plaintiff in a lawsuit against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine in an action for approximately C$156,000 for a breach of contract that occurred on July 30, 2010. Richmont presented its claim in front of the Superior Court of Justice of Ontario. In response to this claim, Sterling is countersuing Richmont for an approximate amount of C$365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in 2018 or 2019.

    On October 6, 2016, Teck Resources (“Teck”) filed a notice of arbitration against Richmont. Teck is claiming that Richmont should pay a 2% NSR on 100% of the value of production on Goudreau Lake claims SSM 2490, 2666, 2667 and 2491. Richmont is contesting this position since it did not hold 100% of the claims (only 69%; 31% was owned by Mr. Henry Webb) at the time the royalty agreement was signed. An interim arbitration award, dated August 4, 2017, held that the 2% NSR applies to 100% of the claims. Richmont filed an appeal of that decision on October 3, 2017. No provision for the award has been made as of the date of this Circular.

    Richmont filed a lawsuit against Agrégat RN, its former contractor at the Monique Mine, for an amount of C$1,401,910, representing corrective measures that had to be performed by Richmont’s new contractor Richmont has received the defense and counterclaim documents from Agrégat RN for an amount of almost $15,500,000. Management is the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted in the financial statements in this respect. The trial is expected to be held in 2018.

    As at October 18, 2017, Richmont is not aware of any other legal proceedings in which it is involved.

    Transfer Agent, Registrar and Auditor

    The transfer agent and registrar for the Richmont Shares is Computershare Trust Company of Canada, located at 1500 Robert-Bourassa Blvd., 7th Floor, Montréal, Québec H3A 3S8.

    Richmont’s auditors are Raymond Chabot Grant Thornton LLP, Montréal, Québec.

    Available Information

    Additional information regarding Richmont may be obtained under its profile on the SEDAR website at www.sedar.com and on its website at www.richmont-mines.com. Additional information, including directors’ and officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans, if applicable, is contained in Richmont’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

    Additional financial information is provided in Richmont’s financial statements and management’s discussion & analysis for the year ended December 31, 2016.

    Documents Incorporated by Reference

    Information has been incorporated by reference in this Appendix I from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Richmont at Brookfield Place, 181 Bay Street, Suite 810, Toronto, Ontario M5J 2T3, facsimile: 416-397-8620 Attention: Anne Day or by phone at 416-368-0291 x 105 or e-mail at aday@richmont-mines.com. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com.

    The following documents of Richmont filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Appendix I.

(a)	the Richmont AIF;

(b)	the audited annual comparative financial statements of Richmont as at and for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditors’ report thereon;

(c)	Richmont’s management’s discussion and analysis of the financial condition and results of operations of Richmont as at and for the years ended December 31, 2016 and 2015;

(d)	the unaudited interim comparative consolidated financial statements of Richmont for the three- month and six-month periods ended June 30, 2017 and June 30, 2016;

(e)	Richmont’s management’s discussion and analysis of the financial condition and results of operations of Richmont as at and for the three-month and six-month periods ended June 30, 2017 and June 30, 2016;

(f)	Richmont’s information circular and proxy statement dated March 31, 2017 with respect to the annual and special meeting of the Richmont Shareholders held on May 4, 2017;

(g)	Richmont’s material change report dated January 31, 2017 with respect to the appointment of a new chief financial officer; and

(h)	Richmont’s material change report dated September 20, 2017 with respect to entering into the Arrangement Agreement.

    Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Richmont with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Appendix I. Richmont Shareholders should refer to these documents for important information concerning Richmont.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix I to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix I.

    Information contained or otherwise accessed through Richmont’s website, www.richmont-mines.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

    Risk Factors

    The business and operations of Richmont are subject to risks. In addition to considering the other information in this Circular, Richmont Shareholders should consider carefully the factors set forth in the Richmont AIF and in Richmont’s management’s discussion and analysis for the year ended December 31, 2016, which are incorporated by reference herein.

    APPENDIX J – INFORMATION CONCERNING ALAMOS GOLD INC.

    Notice to Reader

    Capitalized terms used in this Appendix J but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in the Circular.

    Overview

    Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Young-Davidson Mine in Ontario, Canada and the Mulatos Mine and El Chanate Mine in the state of Sonora, Mexico. In 2016, the Young-Davidson Mine produced 170,000 ounces of gold, the Mulatos Mine produced 154,000 ounces of gold and the El Chanate Mine produced 68,000 ounces of gold for total gold production of 392,000 ounces. Alamos also owns the development-stage Agi Dagi, Kirazli and Çamyurt Projects in the Biga district of northwestern Turkey; the Esperanza Project in Morelos State, Mexico, the Quartz Mountain Property in Oregon, USA, and the Lynn Lake Project in Lynn Lake, Manitoba.

    For further information regarding Alamos, the development of its business and its business activities, see the Annual Information Form of Alamos dated March 15, 2017 (the “Alamos AIF”) which is incorporated by reference in this Circular.

    Corporate Structure

    AuRico Gold Inc. (“AuRico”) amalgamated with Alamos Gold Inc. (“Former Alamos”) under section 182 of the OBCA pursuant to Articles of Arrangement dated July 2, 2015 with the resulting amalgamated company continuing under the name Alamos Gold Inc.

    The registered office and principal place of business of Alamos is located at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3.

    Market for Securities

    Alamos is a reporting issuer in all of the provinces and territories of Canada. The Alamos Shares are listed on the TSX and the NYSE under the symbol “AGI” and the Alamos Warrants are listed and posted for trading on the TSX under the symbols “AGI.WT” and “AGI.WT.A”. On September 8, 2017, the last trading day prior to the announcement that Richmont and Alamos had entered into the Arrangement Agreement, the closing prices of the Alamos Shares on the TSX and NYSE were C$10.25 and $8.45, respectively.

    Description of Alamos Shares

    The authorized capital of Alamos consists of an unlimited number of Alamos Shares. As at October 17, 2017, 300,653,596 Alamos Shares were issued and outstanding. Holders of Alamos Shares are entitled to vote at meetings of shareholders on the basis of one vote per Alamos Share, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of Alamos upon its dissolution or winding-up.

    Recent Developments

    On September 21, 2017 Alamos announced an amendment to its existing undrawn revolving credit facility. The size of the facility was increased to $400 million from $150 million and drawn and undrawn fees were reduced. The maturity date of the credit facility was extended to March 21, 2021.

    Dividend History

    On September 29, 2017, Alamos announced that the Alamos Board had declared a semi-annual dividend of $0.01 per Alamos Share, payable on October 31, 2017 to shareholders of Alamos of record as of October 16, 2017.

    In the six month period ended June 30, 2017, Alamos paid a total of $3 million in dividends to Alamos Shareholders and in the fiscal year ended December 31, 2016, Alamos paid a total of $5 million in dividends to Alamos Shareholders. Since the merger with AuRico, Alamos has returned a total of approximately $11 million in dividends to shareholders between July 2, 2015 and December 31, 2016.

    Alamos does not have a formal dividend policy. Payment of any future dividends will be at the discretion of the Alamos Board, after taking into account many factors, including Alamos’ operating results, financial condition and current and anticipated cash needs. Subject to the provisions of the OBCA, the Alamos Board may declare dividends payable to Alamos Shareholders according to their respective rights and interest in Alamos. Dividends may be paid in money, property or by issuing fully paid Alamos Shares.

    Securities Authorized for Issuance under Equity Compensation Plans

    The following table sets forth as at December 31, 2016, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and the number of securities remaining for issuance under the Alamos LTIP which was last ratified, confirmed and approved by Alamos Shareholders on May 13, 2016.

	Maximum number	Weighted-average	Number of securities
	of securities	exercise price of	remaining available for
	available to be issued	outstanding	future issuance
	upon exercise of	options, warrants	under equity
	outstanding options,	and rights	compensation plans
Plan Category	warrants and rights
Equity compensation plans approved by Alamos Shareholders	10,879,155	C$10.87	12,713,566

Equity compensation plans not approved by Alamos Shareholders	N/A	N/A	N/A
Total:	10,879,155	C$10.87	12,713,566

    Price Range and Trading Volumes of Alamos Shares

    The Alamos Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “AGI”. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Alamos Shares on the TSX and the NYSE.

	TSX			NYSE
Shares	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		($)	($)
2017
October (1-17)	9.12	8.31	7,830,931	7.30	6.64	24,648,752
September	10.50	8.38	19,670,346	8.58	6.71	47,053,272
August	10.45	8.70	11,793,852	8.36	6.94	38,920,902
July	9.02	8.38	9,893,555	7.15	6.58	37,250,103
June	9.90	8.88	16,634,393	7.47	6.59	61,519,269
May	9.70	8.20	21,983,814	7.11	6.01	64,288,100
April	11.36	9.28	16,331,459	8.57	6.81	59,862,216
March	11.32	8.66	26,346,984	8.49	6.46	108,276,008
February	11.83	9.42	21,269,674	9.00	7.09	65,276,213
January	11.54	9.17	24,803,409	8.81	6.81	57,851,494
2016
December	10.07	7.86	20,881,925	7.50	5.95	59,154,578
November	11.15	8.20	21,703,712	8.33	6.04	47,618,446
October	11.86	9.13	21,038,160	8.88	6.89	43,524,865

    On October 17, 2017, the closing price of the Alamos Shares on the TSX was C$8.92 and the closing price of the Alamos Shares on the NYSE was US$7.12.

    Alamos Warrants

    The following table sets forth the price ranges and volume traded of Alamos Warrants listed under the symbol “AGI.WT” as reported by the TSX for the periods indicated.

	TSX
Warrants (AGI.WT)	High	Low	Volume
	(C$)	(C$)
2017
October (1-17)	0.060	0.030	49,487
September	0.120	0.050	133,478
August	0.160	0.100	180,639
July	0.150	0.080	89,404
June	0.200	0.120	173,074
May	0.265	0.160	108,697
April	0.340	0.275	170,618
March	0.360	0.275	185,204
February	0.550	0.305	169,778
January	0.530	0.310	408,878
2016
December	0.420	0.255	182,038
November	0.660	0.300	319,687
October	0.650	0.500	88,130

    On October 17, 2017, the closing price of the Alamos Warrants (AGI.WT) on the TSX was C$0.055.

    The following table sets forth the price ranges and volume traded of Alamos Warrants listed under the symbol “AGI.WT.A” as reported by the TSX for the periods indicated.

	TSX
Warrants (AGI.WT.A)	High	Low	Volume
	(C$)	(C$)
2017
October (1-17)	1.65	1.27	71,174
September	2.52	1.24	342,332
August	2.50	1.74	256,701
July	2.06	1.60	134,908
June	2.60	2.00	139,488
May	2.60	1.80	198,191
April	3.69	2.51	147,481
March	3.70	2.12	152,819
February	4.17	2.75	234,416
January	4.10	2.75	454,110
2016
December	3.00	2.00	75,061
November	4.19	2.01	103,465
October	4.30	2.75	103,807

    On October 17, 2017, the closing price of the Alamos Warrants (AGI.WT.A) on the TSX was C$1.47.

    Prior Sales

    The following table summarizes the issuances by Alamos of Alamos Shares, or securities convertible into Alamos Shares, within the twelve months preceding the date of this Circular:

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities	Reasons for Issuance
October 20, 2016	Class A Common Shares	$6.90	2,500	Pursuant to Alamos LTIP

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities	Reasons for Issuance
October 26, 2016	Class A Common Shares	$7.76	841	Pursuant to Alamos LTIP
November 22, 2016	Class A Common Shares	$9.39	2,903	Pursuant to Alamos LTIP
December 15, 2016	Class A Common Shares	$7.76	841	Pursuant to Alamos LTIP
December 15, 2016	Class A Common Shares	$4.14	2,899	Exercise of Warrants
December 19, 2016	Class A Common Shares	$7.76	841	Pursuant to Alamos LTIP
December 20, 2016	Class A Common Shares	$7.76	1,682	Pursuant to Alamos LTIP
December 22, 2016	Class A Common Shares	$8.15	1,821	Pursuant to Alamos LTIP
January 9, 2017	Class A Common Shares	$7.76	6,364	Pursuant to Alamos LTIP
January 10, 2017	Class A Common Shares	$7.75	16,820	Pursuant to Alamos LTIP
January 10, 2017	Class A Common Shares	$8.26	5,370	Pursuant to Alamos LTIP
January 10, 2017	Class A Common Shares	$8.17	1,459	Pursuant to Alamos LTIP
January 11, 2017	Class A Common Shares	$9.54	916	Pursuant to Alamos LTIP
January 12, 2017	Class A Common Shares	$7.75	4,565	Pursuant to Alamos LTIP
January 13, 2017	Class A Common Shares	$7.76	11,292	Pursuant to Alamos LTIP
January 16, 2017	Class A Common Shares	$7.75	23,548	Pursuant to Alamos LTIP
January 16, 2017	Class A Common Shares	$6.90	2,536	Exercise of Warrants
January 17, 2017	Class A Common Shares	$7.75	43,794	Pursuant to Alamos LTIP
January 20, 2017	Class A Common Shares	$7.76	8,410	Pursuant to Alamos LTIP
January 23, 2017	Class A Common Shares	$7.75	21,025	Pursuant to Alamos LTIP
January 26, 2017	Class A Common Shares	$7.76	6,728	Pursuant to Alamos LTIP
January 27, 2017	Class A Common Shares	$7.75	3,364	Pursuant to Alamos LTIP
February 2, 2017	Class A Common Shares	$7.76	841	Pursuant to Alamos LTIP
February 8, 2017	Class A Common Shares	$28.47	1	Exercise of Warrants
February 8, 2017	Class A Common Shares	$6.90	7,246	Exercise of Warrants

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities	Reasons for Issuance
February 9, 2017	Class A Common Shares	US$7.95	31,450,000	Prospectus Offering
February 13, 2017	Class A Common Shares	$10.00	94	Exercise of Warrants
February 13, 2017	Class A Common Shares	$7.74	2,523	Pursuant to Alamos LTIP
February 14, 2017	Class A Common Shares	$6.48	28,622	Exercise of Warrants
February 15, 2017	Class A Common Shares	$7.76	841	Pursuant to Alamos LTIP
February 15, 2017	Class A Common Shares	$6.90	5,000	Pursuant to Alamos LTIP
February 16, 2017	Class A Common Shares	$4.14	3,884	Exercise of Warrants
February 22, 2017	Class A Common Shares	$7.76	2,133	Pursuant to Alamos LTIP
February 22, 2017	Class A Common Shares	$6.90	3,485	Pursuant to Alamos LTIP
February 16, 2017	Class A Common Shares	$4.97	72,461	Exercise of Warrants
March 3, 2017	Class A Common Shares	$10.44	9,397	Pursuant to Alamos LTIP
March 20, 2017	Class A Common Shares	$7.76	3,364	Pursuant to Alamos LTIP
March 21, 2017	Class A Common Shares	$3.75	16,800	Pursuant to Alamos LTIP
March 22, 2017	Class A Common Shares	$7.74	64,341	Pursuant to Alamos LTIP
March 22, 2017	Class A Common Shares	$3.75	13,200	Pursuant to Alamos LTIP
March 23, 2017	Class A Common Shares	$3.75	20,000	Pursuant to Alamos LTIP
March 23, 2017	Class A Common Shares	$6.90	1,811	Exercise of Warrants
March 23, 2017	Class A Common Shares	$5.52	4,130	Pursuant to Alamos LTIP
March 24, 2017	Class A Common Shares	$5.70	29,205	Pursuant to Alamos LTIP
March 27, 2017	Class A Common Shares	$6.90	2,052	Exercise of Warrants
March 28, 2017	Class A Common Shares	$7.76	22,663	Pursuant to Alamos LTIP
March 29, 2017	Class A Common Shares	$5.46	3,638	Pursuant to Alamos LTIP
March 29, 2017	Class A Common Shares	$3.75	10,000	Pursuant to Alamos LTIP
March 30, 2017	Class A Common Shares	$5.01	11,738	Pursuant to Alamos LTIP

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities	Reasons for Issuance
March 30, 2017	Class A Common Shares	$6.90	7,246	Exercise of Warrants
March 30, 2017	Class A Common Shares	$6.90	2,898	Exercise of Warrants
April 3, 2017	Class A Common Shares	$5.36	31,883	Pursuant to Alamos LTIP
April 3, 2017	Class A Common Shares	$7.76	3,000	Pursuant to Alamos LTIP
April 10, 2017	Class A Common Shares	$3.75	30,000	Pursuant to Alamos LTIP
April 10, 2017	Class A Common Shares	$5.52	10,000	Pursuant to Alamos LTIP
April 17, 2017	Class A Common Shares	$6.90	7,246	Exercise of Warrants
April 19, 2017	Class A Common Shares	$6.90	16,666	Exercise of Warrants
April 20, 2017	Class A Common Shares	$7.76	1,231	Pursuant to Alamos LTIP
April 26, 2017	Class A Common Shares	$5.52	5,000	Pursuant to Alamos LTIP
May 3, 2017	Class A Common Shares	$5.99	57,969	Exercise of Warrants
May 31, 2017	Class A Common Shares	$6.90	56,037	Exercise of Warrants
June 5, 2017	Class A Common Shares	$10.85	10,797	Pursuant to Alamos LTIP
June 9, 2017	Class A Common Shares	$5.52	5,000	Pursuant to Alamos LTIP
June 15, 2017	Class A Common Shares	$6.90	16,908	Exercise of Warrants
June 19, 2017	Class A Common Shares	$7.76	364	Pursuant to Alamos LTIP
June 19, 2017	Class A Common Shares	$6.90	1,449	Exercise of Warrants
June 23, 2017	Class A Common Shares	$4.14	14,492	Exercise of Warrants
June 26, 2017	Class A Common Shares	$6.90	2,415	Exercise of Warrants
July 10, 2017	Class A Common Shares	$4.26	11,956	Pursuant to Alamos LTIP
July 13, 2017	Class A Common Shares	$10.88	1,103,449	Flow-through share issuance
July 13, 2017	Class A Common Shares	$15.15	198,086	Flow-through share issuance
August 14, 2017	Class A Common Shares	$7.76	3,364	Pursuant to Alamos LTIP
August 15, 2017	Class A Common Shares	$3.75	15,000	Pursuant to Alamos LTIP

Date of Sale	Type of Security	Price per Security (C$)	Number of Securities	Reasons for Issuance
August 16, 2017	Class A Common Shares	$6.90	1,811	Pursuant to Alamos LTIP
August 16, 2017	Class A Common Shares	$4.14	1,449	Exercise of Warrants
August 23, 2017	Class A Common Shares	$5.52	15,724	Pursuant to Alamos LTIP

    Legal Proceedings

    In the normal course of business, Alamos is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. Alamos periodically reviews the status of these proceedings with counsel. Alamos believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

    Transfer Agent, Registrar and Auditor

    The transfer agent and registrar for the Alamos Shares is Computershare Trust Company of Canada. The register of transfers of the Alamos Shares is maintained by Computershare Trust Company of Canada at its offices in Toronto, Ontario.

    The auditors of Alamos are KPMG LLP, Toronto, Ontario.

    Available Information

    Alamos files reports and other information with the securities regulators in all of the provinces and territories of Canada. These reports containing additional information with respect to Alamos’ business and operations are available to the public free of charge at www.sedar.com.

    Documents Incorporated by Reference

    Information has been incorporated by reference in this Appendix J from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Alamos at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario M5J 2T3, or by telephone: 416-368-9932. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com.

    The following documents of Alamos filed with the various securities commissions or similar authorities in the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Appendix J:

(a)	the Alamos AIF;

(b)	the audited comparative consolidated financial statements of Alamos as at and for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditors’ report thereon;

(c)	Alamos’ management’s discussion and analysis of the financial condition and results of operations of Alamos as at and for the year ended December 31, 2016;

(d)	the unaudited interim condensed consolidated financial statements of Alamos as at and for the three and six month periods ended June 30, 2017;

(e)	Alamos’ management’s discussion and analysis of the financial condition and results of operations of Alamos for the three and six month period ended June 30, 2017;

(f)	Alamos’ information circular and proxy statement dated March 29, 2017 in respect of the annual and special meeting of Alamos Shareholders to be held on May 11, 2017;

(g)	Alamos’ material change report dated February 2, 2017 with respect to the entering into of an underwriting agreement in connection with a public offering;

(h)	Alamos’ material change report dated April 7, 2017 with respect to the redemption of certain 7.75% outstanding senior secured second lien notes due 2020; and

(i)	Alamos’ material change report dated September 20, 2017 in respect of the entering into of the Arrangement Agreement.

    Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Alamos with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Appendix J. Shareholders should refer to these documents for important information concerning Alamos.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix J to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Appendix J.

    Information contained or otherwise accessed through Alamos’ website, www.alamosgold.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

    Risk Factors

    The business and operations of Alamos are subject to risks. In addition to considering the other information in this Circular, Alamos Shareholders should consider carefully the factors set forth in the Alamos AIF and in Alamos’ management’s discussion and analysis for the year ended December 31, 2016, which are incorporated by reference herein.

    APPENDIX K – ALAMOS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
    AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2017
    AND FOR THE YEAR ENDED DECEMBER 31, 2016
    (Expressed in millions of United States dollars, unless otherwise noted)

    Alamos Gold Inc.
    Unaudited Pro Forma Consolidated Statement of Financial Position
    As at June 30, 2017

(in millions of United States dollars)
				Pro forma	Pro forma
	Alamos	Richmont		adjustments	consolidated
		(Note 2)
A S S E T S
Current Assets
Cash and cash equivalents	133.7	73.9	i	(23.1)	184.5
Equity securities	16.7	-		-	16.7
Amounts receivable	44.9	3.0		-	47.9
Inventory	132.7	8.6		-	141.3
Other current assets	17.9	0.2		-	18.1
Total Current Assets	345.9	85.7		(23.1)	408.5

Non-Current Assets
Long-term inventory	74.7	-		-	74.7
Mineral property, plant and equipment	1,958.4	124.4	iv	400.7	2,483.5
Other non-current assets	44.6	0.7		-	45.3
Goodwill	-	-	vii	173.5	173.5
Total Assets	2,423.6	210.8		551.1	3,185.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	81.4	19.3	i	(0.8)	99.9
Current portion of debt and financing obligations	2.9	2.7		-	5.6
Income taxes payable	3.9	1.0		-	4.9
Dividends payable	-	-		-	-
Total Current Liabilities	88.2	23.0		(0.8)	110.4

Non-Current Liabilities
Deferred income taxes	276.4	4.0	v	113.5	393.9
Decommissioning liabilities	40.7	7.8		-	48.5
Debt and financing obligations	2.3	4.4		-	6.7
Other non-current liabilities	1.2	-		-	1.2
Total Liabilities	408.8	39.2		112.7	560.7

E Q U I T Y
Share capital	3,067.7	171.7	ii	(171.7)	3,692.6
			iii	624.9
Contributed surplus	73.5	10.5	ii	(10.5)	80.8
			viii	7.3
Warrants	4.0	-		-	4.0
Accumulated other comprehensive income	7.7	-		-	7.7
Deficit	(1,138.1)	(10.6)	ii	10.6	(1,160.3)
			i	(22.2)
Total Equity	2,014.8	171.6		438.4	2,624.8
Total Liabilities and Equity	2,423.6	210.8		551.1	3,185.5
See accompanying notes

    Alamos Gold Inc.
    Unaudited Pro Forma Consolidated Statement of Comprehensive Income
    For the Six Months ended June 30, 2017

(in millions of United States dollars)
				Pro forma	Pro forma
	Alamos	Richmont		adjustments	consolidated
		(Note 2)

Operating revenues	$252.3	$79.3	ix	($0.1)	$331.5

Cost of sales
Mining and processing	155.8	34.6	ix	(0.1)	190.3
Royalties	7.5	1.6		-	9.1
Amortization	56.3	15.6	iv	12.2	84.1
	219.6	51.8		12.1	283.5
Expenses
Exploration	3.4	7.6	vi	(6.1)	4.9
Corporate and administration	7.3	3.9		-	11.2
Share-based compensation	4.0	1.6		-	5.6
	234.3	64.9		6.0	305.2
Earnings from operations	18.0	14.4		(6.1)	26.3

Other expenses
Finance expense	(6.6)	(0.2)		-	(6.8)
Foreign exchange gain	9.4	-		-	9.4
Other gains	2.8	-		-	2.8
Loss on redemption of senior secured notes	(29.1)	-		-	(29.1)
(Loss) earnings before taxes	(5.5)	14.2		(6.1)	2.6

Income taxes
Current income tax expense	(6.1)	(0.9)		-	(7.0)
Deferred income tax recovery (expense)	14.1	(1.4)	iv	1.9	14.6
Net earnings (loss)	$2.5	$11.9		($4.2)	$10.2

Items that may be subsequently reclassified to net earnings:
Gain on currency hedging instruments, net of taxes	5.7	-		-	5.7
Items that will not be classified to net earnings:
Gain on equity securities, net of taxes	1.6	-		-	1.6
Total other comprehensive income	$7.3	-		-	$7.3
Comprehensive income (loss)	$9.8	$11.9		($4.2)	$17.5
Earnings per share (in dollars, note 6)
Basic	$0.01				$0.03
Diluted	$0.01				$0.03

Weighted average number of shares outstanding (in thousands, note 6)
Basic	292,008				380,394
Diluted	295,799				387,133

See accompanying notes

    Alamos Gold Inc.
    Unaudited Pro Forma Consolidated Statement of Comprehensive Income
    For the Year ended December 31, 2016

(in millions of United States dollars)
				Pro forma	Pro forma
	Alamos	Richmont		adjustments	consolidated
		(Note 2)

Operating revenues	$482.2	$127.4	ix	($0.2)	$609.4

Cost of sales
Mining and processing	297.0	68.1	ix	(0.2)	364.9
Royalties	13.3	2.6		-	15.9
Amortization	119.0	23.3	iv	28.9	171.2
	429.3	94.0		28.7	552.0
Expenses
Exploration	5.1	13.9	vi	(10.2)	8.8
Corporate and administration	16.3	6.3		-	22.6
Share-based compensation	10.2	2.9		-	13.1
	460.9	117.1		18.5	596.5
Earnings (loss) from operations	21.3	10.3		(18.7)	12.9

Other expenses
Finance expense	(24.0)	(0.3)		-	(24.3)
Foreign exchange loss	(12.5)	-		-	(12.5)
Other gains	7.6	0.2		-	7.8
(Loss) earnings before taxes	(7.6)	10.2		(18.7)	(16.1)

Income taxes
Current income tax expense	(3.8)	(1.1)		-	(4.9)
Deferred income tax (expense) recovery	(6.5)	0.3	iv	5.9	(0.3)
Net (loss) earnings	($17.9)	$9.4		($12.8)	($21.3)

Items that may be subsequently reclassified to net earnings:
Realized disposition on equity securities, reclassified to net loss	(0.3)	-		-	(0.3)
Unrealized gain on equity securities	5.5	-		-	5.5
Tax impact of unrealized gains on equity securities	(0.4)	-		-	(0.4)
Total other comprehensive income	$4.8	-		-	$4.8
Comprehensive (loss) income	($13.1)	$9.4		($12.8)	($16.5)

Earnings per share (in dollars, note 6)
Basic	($0.07)				($0.06)
Diluted	($0.07)				($0.06)

Weighted average number of shares outstanding (in thousands, note 6)
Basic	265,234				353,620
Diluted	265,234				353,620

See accompanying notes

    Alamos Gold Inc.
    Notes to the Unaudited Pro Forma Consolidated Financial Statements
    June 30, 2017
    (In millions of United States dollars, unless otherwise noted)

    1. Acquisition of Richmont Mines Inc.

    The pro forma consolidated financial statements have been prepared for the purpose of inclusion in a joint information circular dated October 18, 2017 in connection with the definitive agreement (the “Arrangement Agreement”) announced on September 11, 2017 pursuant to which Alamos Gold Inc. (“Alamos”) would acquire all of the issued and outstanding shares of Richmont Mines Inc. (“Richmont”) by way of a statutory arrangement under the Business Corporations Act (Quebec) (the “Arrangement”). Completion of the Arrangement is subject to shareholder approval, the approval of the Superior Court of Québec and the satisfaction of certain closing conditions. Richmont owns the Island Gold Mine in Northern Ontario.

    Under the terms of the Arrangement Agreement, all of the Richmont issued and outstanding common shares will be exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the “Exchange Ratio”).

    Concurrent with the announcement of the Arrangement Agreement, Richmont announced the sale of the Beaufor Mine, the Camflo Mill and the Wasamac development project located in Quebec (collectively the “Quebec Assets”). The sale closed on October 2, 2017 (note 7). These pro forma consolidated financial statements do not reflect the sale of the Quebec Assets.

    2. Basis of presentation

    These pro forma consolidated financial statements have been prepared by management of Alamos to give effect to the acquisition of Richmont described in Note 1.

    The pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 and pro forma consolidated statement of comprehensive income for the six months ended June 30, 2017 combines the historical consolidated statements of comprehensive income of Alamos and the consolidated statements of comprehensive income of Richmont for those respective periods giving effect to the acquisition of Richmont as if it had occurred on January 1, 2016.

    The pro forma consolidated statement of financial position as at June 30, 2017 combines the historical consolidated statements of financial position of Alamos and the consolidated statement of financial position of Richmont, each as at June 30, 2017, and gives effect to the acquisition of Richmont as if it had occurred on June 30, 2017.

    The pro forma consolidated financial statements were based on and should be read in conjunction with the:

      audited consolidated financial statements of Alamos as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB;

      audited consolidated financial statements of Richmont as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB;

      unaudited interim consolidated financial statements of Alamos as at and for the three and six months ended June 30, 2017, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”); and

      unaudited interim consolidated financial statements of Richmont as at and for the three and six months ended June 30, 2017, prepared in accordance with IAS 34.

    Certain reclassifications have been made to the historical financial statements of Richmont in the preparation of the pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Alamos, and to align the accounting policies of Richmont to those applied by Alamos.

    Richmont’s financial statements are presented in Canadian dollars. For the purposes of these pro forma consolidated financial statements, line items have been translated into United States dollars at the following rates:

      statement of financial position as at June 30, 2017 – at the USD/CAD exchange rate of C$1.2977;

      statement of comprehensive income for the year ended December 31, 2016 - at the USD/CAD average exchange rate for the year of C$1.3248; and

      statement of comprehensive income for the six months ended June 30, 2017 - at the USD/CAD average exchange rate for the period of C$1.3343.

    The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma consolidated statement of comprehensive income, expected to have a continuing impact on the consolidated results. The pro forma consolidated statements of comprehensive income do not reflect estimated transaction costs related to the business combination (note 6(i)).

    The pro forma consolidated financial statements as at and for the six months ended June 30, 2017 and for the year ended December 31, 2016 were prepared using the acquisition method of accounting. Alamos is considered the accounting acquirer of Richmont, and accordingly, these pro forma consolidated financial statements give effect to the business combination reflecting Alamos as the acquirer for accounting purposes. At the time of preparation of these pro forma consolidated financial statements, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma consolidated financial statements and future results of operations and financial position.

    The assets acquired and liabilities assumed of Richmont will be recorded as of the completion of the Arrangement, primarily at their respective fair values and added to those of Alamos. The results of operations of Richmont will be included in the consolidated financial statements of Alamos from the date of the completion of the Arrangement.

    In the opinion of Alamos’ management, all adjustments considered necessary for a fair presentation have been included. No adjustments have been made to reflect any cost savings, operating synergies, or revenue enhancements that may be achieved as a result of the Arrangement, the costs to integrate the operations of Alamos and Richmont, or the costs necessary to achieve any cost savings, operating synergies or revenue enhancements. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Arrangement been completed as of the dates indicated. In addition, the pro forma consolidated financial statements do not purport to project the future financial position or operating results.

    3. Accounting policies

    The unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2016 has been prepared using accounting policies consistent with the policies used in preparing Alamos’ audited consolidated financial statements as at and for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB.

    The unaudited pro forma consolidated statement of financial position as at June 30, 2017 and the unaudited pro forma consolidated statement of comprehensive income for the six months ended June 30, 2017 were prepared using these same accounting policies, as well as giving effect to the following accounting standards and amendments to accounting standards, which Alamos adopted effective January 1, 2017:

    IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The Company has adopted the standard retroactively effective January 1, 2017 and elected not to retroactively restate comparative periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but resulted in certain additional disclosures. There was no impact on carrying values and equity as at January 1, 2017 as a result of the adoption of the standard and no measurement differences as result of adopting IFRS 9.

    Amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments had no impact on the condensed interim consolidated financial statements.

    4. Estimated consideration transferred

    The pro forma consolidated financial statements reflect the following preliminary estimate of consideration to be transferred to effect the Arrangement:

	Conversion
	calculation	Fair value

Richmont common shares outstanding on October 6, 2017	63,816,351

Multiplied by the exchange ratio of 1.385 common shares of Alamos for each	88,385,646
share of Richmont outstanding	Alamos shares to be
	issued

Multiplied by Alamos’ share price as at October 6, 2017 in $USD	$7.07	$624.9

Number and estimated fair value of Richmont stock options exchanged for	2,947,000	$7.3
stock options of Alamos
Estimate of consideration to be transferred(1)		$632.2

(1)

    The estimated consideration expected to be transferred reflected in these pro forma consolidated financial statements does not purport to represent what the actual consideration transferred will be when the Arrangement is consummated. In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the Arrangement at the then-current market price. This requirement will likely result in a per share amount different from the $USD 7.07 assumed in the pro forma consolidated financial statements and that difference may be material. For purposes of determining the consideration transferred within the pro forma consolidated financial statements, the closing Alamos common share price of $USD 7.07 on October 6, 2017 was used in the calculation. Management has used a 5% variability factor to illustrate the impact share price movements have on the goodwill and consolidated shareholders’ equity. Alamos management deems this variability factor reasonable in light of current share price volatility.

			Decrease in
	Pro forma purchase	Increase in Alamos	Alamos share price
	price allocation	share price by 5%	by 5%

Price per share ($USD)	7.07	7.42	6.72
Shares issued (000s)	88,386	88,386	88,386
Consideration issued to Richmont shareholders	$624.9	$655.8	$594.0
Estimated fair value of replacement stock options	7.3	7.9	6.7
Total consideration issued	$632.2	$663.7	$600.7
Goodwill	$173.5	$205.0	$142.0
Consolidated shareholders' equity	$2,624.8	$2,656.3	$2,593.3

    5. Estimate of assets to be acquired and liabilities to be assumed

    The pro forma consolidated financial statements reflect the following preliminary estimate of the assets to be acquired and the liabilities to be assumed by Alamos in the Arrangement, reconciled to the consideration transferred (note 4) as a result of the Arrangement as at June 30, 2017:

Cash and cash equivalents	73.9
Receivables	3.0
Inventories	8.6
Mineral properties, plant & equipment (i)	525.1
Other assets	0.9
Goodwill (ii)	173.5
Liabilities	(35.2)

Deferred income tax liability (iii)	(117.6)
Total consideration transferred	632.2

i.

    Includes an adjustment of $400.7 million to record the preliminary fair value adjustment allocated to Richmont’s mineral property, plant and equipment, resulting in a total fair value of $525.1 million.

ii.

    Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that will be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated statement of comprehensive income. Therefore, after reflecting the preliminary pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of the assets and liabilities acquired has been presented as “goodwill”.

iii.	Represents the estimated deferred income tax liability, calculated based on an estimated substantively enacted income tax rate in each jurisdiction.

    As described in Note 7, Richmont closed the transaction to sell the Quebec Assets on October 2, 2017. The values included in the purchase equation of the assets sold, as at June 30, 2017 are:

Current assets	$8.5
Mineral property, plant and equipment	12.7
Deferred tax assets	3.7
$24.9

Total liabilities	$13.8
Net assets	$11.1

    6. Pro forma adjustments and assumptions

    Adjustments included in the “Pro forma adjustments” column of the unaudited pro forma consolidated financial statements represent the following:

(i)

    An adjustment to reflect both Alamos’ and Richmont’s combined estimated transaction costs of approximately $25.3 million associated with the Arrangement. These costs include severance, long-term employee incentive plan payments (RSUs, and DSUs) and change of control costs, as well as other transaction costs. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma consolidated statements of comprehensive income.

(ii)	An adjustment to eliminate Richmont’s historical shareholder’s equity.

(iii)	An adjustment to reflect the issuance of 88,385,646 common shares of Alamos at $USD 7.07 per share in connection with the acquisition of 100% of the outstanding shares of Richmont (note 4).

(iv)

    An adjustment to reflect the estimated increase to mineral property, plant and equipment associated with the preliminary fair value adjustment of approximately $400.7 million (note 5). The associated increase to amortization and depletion is estimated to be approximately $12.2 million and $28.9 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, partially offset by a deferred income tax impact of $3.8 million and $9.1 million, respectively.

(v)

    An adjustment to reflect an estimate of the tax impact of the Arrangement on the pro forma balance sheet, primarily related to the estimated fair value adjustment for mining interests and capitalized exploration costs. The actual effective tax rate could be significantly different than the estimated tax rate, and depends on post-Arrangement activities.

(vi)

    An adjustment to reflect the capitalization of exploration costs incurred and previously expensed by Richmont in accordance with Alamos’ accounting policy. Alamos has determined that the nature of exploration expenses would have been capitalized under its exploration cost capitalization policy.

(vii)	This pro forma adjustment represents goodwill.

(viii)	An adjustment to reflect the fair value of replacement stock options outstanding with a total estimated fair value of $7.3 million.

(ix)	An adjustment to present Richmont’s silver sales in mining and processing costs from revenue on a basis consistent with the presentation in Alamos’ consolidated financial statements.

(x)	The pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows:

For the six months ended June 30, 2017
Alamos' weighted average number of shares outstanding (in thousands)	292,008

Alamos common shares issued to Richmont shareholders	88,386
Pro forma weighted average number of Alamos shares outstanding (basic)	380,394
Pro forma net income	10.2
Pro forma earnings per share (basic)	$0.03

Pro forma weighted average number of Alamos Gold shares outstanding (basic)	380,394
Alamos and Richmont dilutive shares	6,739
Pro forma weighted average number of Alamos Gold shares outstanding (diluted)	387,133
Pro forma net income	10.2
Pro forma earnings per share (diluted)	$0.03

For the year ended December 31, 2016
Alamos' weighted average number of shares outstanding	265,234
Alamos common shares issued to Richmont shareholders	88,386
Pro forma weighted average number of Alamos shares outstanding (basic)	353,620
Pro forma net income	(21.3)
Pro forma earnings per share (basic)	$(0.06)

Pro forma weighted average number of Alamos shares outstanding (basic)	353,620
Alamos and Richmont dilutive shares	-
Pro forma weighted average number of Alamos shares outstanding (diluted)	353,620
Pro forma net income	(21.3)
Pro forma earnings per share (diluted)	$(0.06)

    7. Subsequent event - Quebec asset sale

    Concurrent with the announcement of the Arrangement Agreement, Richmont announced the sale of the Quebec Assets to Monarques Gold Corporation (“Monarques”) in exchange for share consideration. The sale closed on October 2, 2017. Richmont acquired 40,348,203 common shares of Monarques, representing 19.9% of the outstanding common shares. These pro forma consolidated financial statements do not reflect the sale of the Quebec Assets.

    Richmont acquired 34,633,203 Common Shares of Monarques as consideration for the sale of the Quebec Assets to Monarques. In addition, Richmont acquired 5,715,000 Common Shares of Monarques through the conversion of 5,715,000 subscription receipts of Monarques that Richmont had previously subscribed for at a price of $0.35 per subscription receipt. Richmont has agreed with Monarques that it will not sell the 5,715,000 shares acquired through subscription receipts for a period of one year, subject to certain exceptions.

    Monarques will grant Richmont the following Net Smelter Return (“NSR”) royalties:

      1.0% NSR on the Beaufor Mine (once post-closing production reaches an aggregate of 100,000 ounces of gold)

      1.0% NSR on Richmont’s interest in the Camflo mineral claims

      1.5% NSR on the Wasamac property (and a purchase option on the NSR of C$7.5 million for 0.5%)

    APPENDIX L – DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (QUÉBEC)

    CHAPTER XIV - RIGHT TO DEMAND REPURCHASE OF SHARES

    DIVISION I - GENERAL PROVISIONS

    § 1. — Conditions giving rise to right.

    372. The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person’s shares if the person exercised all the voting rights carried by those shares against the resolution: (1) an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction; (2) a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares; (3) a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity; (4) a special resolution authorizing the corporation to permit the alienation of property of its subsidiary; (5) a special resolution approving an amalgamation agreement; (6) a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or (7) a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

    The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

    373. The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person’s shares of that class or series. That right is subject to the shareholder having exercised all the person’s available voting rights against the adoption and approval of the special resolution. That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person’s available voting rights against the adoption of the special resolution. 373.1. Despite section 93, non fully paid shares also confer the right to demand a repurchase.

    374. The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

    375. A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact. The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting. Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

    § 2. - Conditions for exercise of right and terms of repurchase

    I. - Prior notices

    376. Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II. To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

    377. As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right. The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined. If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

    378. The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted. When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

    379. The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them. However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares. The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

    380. Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right. The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder’s right to demand an increase in the repurchase price offered. II. — Payment of repurchase price

    381. A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation. However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders. III. — Increase in repurchase price

    382. To contest a corporation’s appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase. Such contestation is a confirmation of a shareholder’s decision to exercise the right to demand a repurchase.

    383. A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation. The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

    384. If a corporation does not follow up on a shareholder’s contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation. The shareholder must, however, make the application within 90 days after receiving the repurchase notice.

    385. As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation.

    386. All shareholders to whom the corporation notified the application are bound by the court judgment.

    387. The court may entrust the appraisal of the fair value of the shares to an expert.

    388. The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment. However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

    DIVISION II - SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

    389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution. Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution. A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

    390. A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken. However, the repurchase demand may not be made later than 90 days after that action is taken.

    391. As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder’s shares. The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

    392. The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares. If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder’s rights against the corporation, up to the sums they have paid.

    DIVISION III - SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

    393. A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder. The beneficiary’s instructions must allow the shareholder to exercise the right in accordance with this chapter.

    394. A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder. The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1).

    395. A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

    396. A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

    397. The beneficiary’s claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation. Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.

    APPENDIX M – SUMMARY COMPARISON OF SHAREHOLDER RIGHTS
    UNDER THE QBCA AND OBCA

    The OBCA provides shareholders substantially the same rights as are available to shareholders under the QBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the QBCA and the OBCA which management of Richmont considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them.

    Amendments to Charter Documents and Other Fundamental Changes

    Under the QBCA, any amendment to the articles of a corporation requires approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. However, the board of directors of a corporation may, without shareholder authorization, correct certain errors, irregularities and illegal provisions contained in the articles of the corporation, or consolidate them. In addition, certain fundamental changes also require approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. Such fundamental changes include an alienation of property affecting significant business activity (see below), stock splits and stock consolidations (in cases where the corporation has issued more than one class of shares and the splitting or consolidation would affect the rights attached to all the shares of any of those classes) affecting shareholder rights, stock conversions, an amalgamation of the corporation with another entity (other than a short-form amalgamation), the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In all cases where a special resolution is required, an assessment must be made to determine if the resolution favours or changes prejudicially the rights attaching to a class or series of shares, in which case approval by special resolution by each concerned class or series of shares must also be obtained, whether or not the shares carry voting rights. The QBCA also provides that such separate class or series vote is not required in certain circumstances.

    Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders. Such fundamental changes include certain amendments of the corporation’s articles, the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, certain amalgamations of the corporation with other entities, the continuance of the corporation to another jurisdiction, or certain dissolutions or liquidations of the corporation. In certain instances, where the rights of the holders of a class or series of shares are affected by the alteration differently than those of the holders of other classes or series of shares, the alteration is also subject to approval by a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

    Alienation of Property

    Under the QBCA, an alienation (including by a subsidiary or through loss of control of a subsidiary) of the corporation’s property (other than to a wholly-owned subsidiary of the corporation) that would result in the corporation being unable to retain a significant part of its business activity requires prior approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution.

    The OBCA requires approval from the holders of shares of each class or series of a corporation by a special resolution passed by not less than two-thirds of the votes cast upon the resolution for a sale, lease or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote.

    While the shareholder approval thresholds are the same under the QBCA as under the OBCA, there are differences in the nature of the sale which requires such approval (i.e. a sale of all or substantially all of the “property” under the OBCA, and an alienation that renders the corporation unable to retain a significant part of its business activity, whether directly or indirectly through a subsidiary, under the QBCA). Under the QBCA, a corporation is deemed to retain a significant part of its business activity after an alienation if the business activity retained (i) required the use of at least 25% of the value of the corporation’s assets as at the date of the end of the most recently completed fiscal year; and (ii) generated at least 25% of either the corporation’s revenues or its income before taxes during the most recently completed fiscal year.

    Rights of Dissent and Appraisal

    The QBCA provides that shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to repurchase the shares held by such shareholder at the fair value of such shares (known as the right to demand repurchase of shares). The dissent right is applicable where there is:

(1)	an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(2)	a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;

(3)	a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(4)	a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(5)	a special resolution approving an amalgamation agreement;

(6)	a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(7)

    a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

    In addition, the adoption of a resolution referred to in any of subparagraphs (3) to (7) confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

    The QBCA also provides that shareholders that vote against a special resolution that favours certain shareholders of a class or series of shares or changes prejudicially the rights attaching to all the shares of a class or series of shares may demand that the corporation repurchase all of such shareholders’ shares of that class or series.

    Under the OBCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require, subject to certain exceptions, the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to certain exceptions, the dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to:

(1)	amend its articles to add, change or remove restrictions on the issue, transfer or ownership of a class or series of shares;

(2)	amend its articles to add, change or remove any restrictions upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(3)	enter into certain statutory amalgamations;

(4)	be continued under the laws of another jurisdiction;

(5)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business; or

(6)

    amend its articles to increase or decrease the maximum number of, exchange, reclassify or cancel, or alter the rights or privileges attaching to, shares of any class in certain circumstances where such alteration gives the holders of the affected class of shares the right to vote separately as a class.

    Oppression Remedies

    Under the QBCA, a person may obtain an order from the court to rectify a situation if the court is satisfied that:

(1)	any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

(2)	the business or affairs of the corporation or any of its affiliates have been, are or are threatened to be conducted in a manner; or

(3)	the powers the board of directors of the corporation or any of its affiliates have been, are or are threatened to be exercised in a manner;

    that is or could be oppressive or unfairly prejudicial to any security holder, director or officer of the corporation. On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest.

    The equivalent remedy under the OBCA is substantially the same, though it is also available to remedy actual or threatened conduct that “unfairly disregards the interests” of the protected class of persons, which includes creditors of the corporation. Under the OBCA, a complainant may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

(i)	any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

(ii)	the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be, carried on or conducted in a manner; or

(iii)	the powers of the directors of the corporation or any of its affiliates are, have been, or are threatened to be, exercised in a manner;

    that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation. The class of persons that may make such an application is the same as under the QBCA and the threshold test, rather than the “required interest”, is that a “proper person” may make such application.

    Shareholder Derivative Actions

    Under the QBCA, a person may apply to the court for leave to bring an action in the name of and on behalf of a corporation or a corporation that is one of its subsidiaries, or intervene in an action to which the corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Before making such application, the shareholder must give the directors of the corporation or the subsidiary 14 days’ prior notice of the applicant’s intention to apply to the court, unless all of the directors of the corporation or the subsidiary have been named as defendants. Authorization may be granted if the court is satisfied that the board of directors of the corporation or its subsidiary has not brought, diligently prosecuted or defended or discontinued the action, and if the court considers that the applicant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest. In connection with an action brought in this manner, the court may make any order it thinks fit.

    A right to bring a derivative action is also contained in the OBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. No leave may be granted unless the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court, unless all of the directors of the corporation or the subsidiary have been named as defendants and the court is satisfied that:

(1)	the directors of the corporation or its subsidiary will not bring, diligently prosecute, defend or discontinue the action;

(2)	the complainant is acting in good faith; and

(3)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

    Directors

    The OBCA requires an offering corporation such as Alamos to have a minimum of three directors, at least two of whom must not be officers or employees of the corporation. It also requires that at least 25% of the directors be resident Canadians and if the corporation has fewer than four directors at least one director must be resident Canadian.

    The QBCA provides that a reporting issuer such as Richmont must have a minimum of three directors, at least two of whom must not be officers or employees of the corporation, but does not impose any residency requirements on the directors.

    Disclosure of Interests

    Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party; (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve, amend or terminate the contract or transaction nor be present during deliberations of the board of directors concerning the approval, amendment or termination of such contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director of the corporation or an affiliate of the corporation; (ii) is for indemnity or liability insurance under the QBCA; or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate.

    Under the OBCA, every director or officer of a corporation must disclose to the corporation the nature and extent of any interest that he or she has in a contract or transaction, whether made or proposed, with the corporation, but only if the contract or transaction is “material” and the director or officer (i) is a party to the contract or transaction; (ii) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director as a director of the corporation or an affiliate of the corporation; (ii) is for indemnity or insurance under the OBCA; or (iii) is with an affiliate of the corporation.

    Delegation by Directors

    Under the QBCA, the board of directors may not delegate its power:

(1)	to submit to the shareholders any question or matter requiring their approval;

(2)	to fill a vacancy among the directors or in the office of auditor or to appoint additional directors;

(3)

    to appoint the president of the corporation, the chair of the board of directors, the chief executive officer, the chief operating officer or the chief financial officer regardless of their title, and to determine their remuneration;

(4)	to authorize the issue of shares;

(5)	to approve the transfer of unpaid shares;

(6)	to declare dividends;

(7)	to acquire, including by purchase, redemption or exchange, shares issued by the corporation;

(8)	to split, consolidate or convert shares;

(9)	to authorize the payment of a commission to a person who purchases shares or other securities of the corporation, or procures or agrees to procure purchasers for those shares or securities;

(10)	to approve the financial statements presented at the annual meetings of shareholders;

(11)	to adopt, amend or repeal by-laws;

(12)	to authorize calls for payment;

(13)	to authorize the confiscation of shares;

(14)	to approve an amendment to the articles allowing a class of unissued shares to be divided into series, and to determine the designation of and the rights and restrictions attaching to those shares; or

(15)	to approve a short-form amalgamation.

    While the OBCA permits the board of directors to delegate most of its powers to a managing director or a committee of directors, the powers enumerated under items (1), (2), (3), (4), (6), (7), (9), (10), (11), (14) and (15), and the power to remove the chief executive officer(s) of a corporation, however designated, the chief financial officer, however designated, the chair or the president of the corporation may never be delegated to such managing director or committee. In addition, the OBCA does not allow the delegation of the power to (a) approve a management information circular for the corporation; (b) amend its articles to change the name of the corporation from an numbered name to a non- numbered name; and (c) approve certain financial statements set out in the OBCA and Securities Act (Ontario) or approve a take-over bid circular, issuer bid circular or directors’ circular.

    Requisition of Meetings

    The QBCA provides that the holders of not less than 10% of the issued shares that carry the right to vote at a shareholders’ meeting sought to be held may requisition the board of directors to call a shareholders’ meeting for the purposes stated in the requisition. On receiving the requisition, the directors are required to call and hold a meeting of the shareholders of the corporation for the purposes set out in the requisition.

    The OBCA provides that one or more shareholders of the corporation holding not less than 5% of the issued voting shares at a meeting to be held may give notice to the directors requiring them to call and hold a meeting of the shareholders of the corporation for the purposes set out in the requisition.

    Shareholder Proposals

    Under the QBCA, any registered holder or beneficial owner of voting shares, representing at least either (i) 1% of all outstanding shares of the corporation, or (ii) a number of shares valued at $2,000 or more, of a corporation that is a reporting issuer or has 50 or more shareholders may, by submitting a notice to the board of directors, require the corporation to include in its management information circular for an annual meeting of shareholders any matter the person proposes to raise at such meeting. The number of proposals presented by a person for a meeting may not exceed five.

    The OBCA provides substantially the same right to registered holders or beneficial owners of voting shares to make proposals to be considered at annual meetings, however, the OBCA does not set a limit to the number of proposals that may be made by any one person for any one meeting or require that the corporation be a reporting issuer or have 50 or more shareholders. In addition, owners of shares may discuss at the meeting any matter in respect of which such owner would have been entitled to submit a proposal.

    Financial Tests

    Under the QBCA, operations such as a reduction of capital, the declaration or payment of a dividend, or an amalgamation, cannot be implemented if there are reasonable grounds for believing that the corporation is, or would after the operation be, unable to pay its liabilities as they become due.

    Under the OBCA, the implementation of such operations, as well as a change of name or any repurchase or redemption of shares by a corporation, is subject to the same restriction, but also to the additional restriction that the operation may not be implemented if there are reasonable grounds to believe that the realizable value of the corporation’s assets would, after the operation, be less than the aggregate of its liabilities (including, in the case of a repurchase, dividend or amalgamation, its stated capital of all classes, and in the case of a redemption, any amount payable on a redemption or liquidation to holders of shares that have a right to be paid before or rateably with the holders of the shares being purchased or redeemed).

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